As filed with the Securities and Exchange Commission on April 26, 2004
Registration No. 333-113237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Deckers Outdoor Corporation

(Exact name of registrant as specified in its charter)

Delaware	95-3015862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
495-A South Fairview Avenue
Goleta, California 93117
(805) 967-7611
(Name, address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas B. Otto

Chairman, Chief Executive Officer and President
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117
Telephone: (805) 967-7611
Facsimile: (805) 967-7862
(Address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:

Joseph E. Nida, Esq. Peter M. Menard, Esq. Sheppard Mullin Richter & Hampton LLP 800 Anacapa Street Santa Barbara, California 93101 Telephone: (805) 568-1151 Facsimile: (805) 568-1955	M. Hill Jeffries, Esq. Stephen A. Opler, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone: (404) 881-7000 Facsimile: (404) 881-7777

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                          .

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                          .

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered(2)	Share(3)	Price(3)	Registration Fee*

Common Stock, $.01 par value per share(1)	4,025,000 shares	$23.78	$95,714,500	$12,128

*	$12,128 was previously paid.

(1)	Includes associated preferred stock purchase rights to purchase 1/100 of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share, subject to adjustment. The rights are initially attached to and trade with the common stock and will not be exercisable until the occurrence of certain events.

(2)	Includes 525,000 shares of common stock that the underwriters have the option to purchase from the selling stockholders solely to cover over-allotments, if any.

(3)	Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c) based on the average of the high and low sales prices of the registrant’s common stock on the Nasdaq National Market on February 25, 2004.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 26, 2004

PROSPECTUS

3,500,000 Shares

Common Stock

We are selling 1,500,000 shares of our common stock, and the selling stockholders are selling 2,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders; however, we will receive cash from nine of the selling stockholders upon the exercise by them of stock options in connection with this offering.

Our common stock is traded on the Nasdaq National Market under the symbol “DECK.” The last sale price of our common stock as reported on the Nasdaq National Market on April 23, 2004 was $30.17 per share.

Investing in the common stock involves risks including those described in the “Risk Factors” section beginning on page 7 of this prospectus.

PRICE $                     PER SHARE

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 525,000 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about                      , 2004.

RBC CAPITAL MARKETS	PIPER JAFFRAY

SG COWEN & CO.

                  D.A. DAVIDSON & CO.
                                           FIRST ALBANY CAPITAL
WEDBUSH MORGAN SECURITIES INC.

                     , 2004

[Inside Front Cover Page]

[A collage of Teva, UGG and Simple products.]

PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in our common stock. Therefore, you should read carefully and consider this entire prospectus, including the “Risk Factors” section, our consolidated financial statements and the related notes and the information we incorporate by reference, before investing in our common stock.

      Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted by the selling stockholders to the underwriters for the purchase of up to 525,000 shares of common stock. See “Underwriting.”

Our Company

Overview

      We are a leading designer, producer and brand manager of innovative, high-quality footwear and the category creator in the sport sandal and luxury sheepskin footwear segments. Our footwear is distinctive and appeals broadly to men, women and children. We sell our products through quality domestic retailers and international distributors and directly to end-user consumers through our websites and catalogs. Our primary objective is to build our footwear lines into global lifestyle brands with market leadership positions.

      We market our products under three proprietary brands:

      Teva. Teva is our outdoor lifestyle brand and the category creator of the outdoor sport sandal segment. Teva was created in the 1980’s to serve the demanding footwear needs of the professional river guide community, and its authentic outdoor heritage and our commitment to function and performance remain core elements of the Teva brand. As our core consumers’ pursuits have evolved, we have added new products to our line including slides, thongs, amphibious footwear, trail running shoes, hiking boots and rugged closed-toe footwear.

      UGG. UGG is our luxury brand and the category creator in luxury sheepskin footwear. UGG sheepskin boots gained recognition in the U.S. beginning in 1979 and were later adopted as a favored brand by the California surf community. We acquired the brand in 1995 and have carefully expanded our stylings in order to offer a luxurious and distinctive collection featuring top-grade sheepskin. We carefully manage the distribution of our UGG line within high-end specialty and department store retailers in order to best reach our target consumer and to preserve UGG’s positioning as a mid- to upper-price luxury brand.

      Simple. Simple is our moderately priced “anti-brand,” serving the needs of a youthful, irreverent consumer base seeking the comfort of athletic footwear but the styling of more traditional, understated, “back-to-basics” footwear. Simple was launched in the early 1990’s and has been recently revised to focus on its successful legacy categories, including sandals, clogs and casual athletic footwear. Simple enables us to leverage our core footwear design and production competencies in channels of distribution not served by Teva or UGG.

      We sell our products globally in approximately 60 countries through 32 independent distributors and domestically through a network of 37 independent sales representatives and five in-house sales representatives. In 2003, we sold approximately 5,063,000 pairs of footwear to approximately 3,000 retailers and distributors. We also sell our products through the Internet at our websites: Teva.com, UGGs.com, UGGAustralia.com and SimpleShoes.com and through direct mailings to consumers. Our mailing list includes approximately 300,000 consumers who have purchased at least one item in the past 36 months. We generally sell the products that we offer on our websites and through our catalog at the manufacturer’s suggested retail price, enabling us to capture the full retail margin.

      Our net sales increased by 22.1%, from $99,107,000 in 2002 to $121,055,000 in 2003 and our income from operations increased by 480.6%, from $3,348,000 in 2002 to $19,438,000 in 2003. For 2003, wholesale shipments of Teva, UGG and Simple represented 60.1%, 28.5% and 6.0% of our total net sales. Sales of each of our brands through our Internet and catalog retailing business are incremental to our wholesale shipments and generated 5.4% of total net sales in 2003. We believe our ability to grow our sales and improve our profitability has been significantly enhanced through three recent initiatives:

•	Teva Brand Acquisition. In November 2002, we acquired the Teva brand from Teva’s founder Mark Thatcher. The acquisition enabled us to gain ownership of the Teva Internet and catalog business, eliminated significant royalties and other license costs and has enabled our brand managers to broaden the Teva line into attractive casual open-toe lines and rugged outdoor closed-toe footwear.

•	Organizational Restructuring. In the last several years, we have reorganized our management infrastructure and developed a decentralized approach that gives our brand managers greater control over product development, marketing and distribution for their respective brands. This approach strengthens our product development efforts and enables each brand manager to react quickly to important market developments and concentrate on the footwear demands of our customers and consumers.

•	UGG Repositioning. We acquired UGG in 1995 and have re-positioned the brand as a luxury sheepskin collection sold through high-end retailers. We intend to carefully expand the selection of styles available in order to further capitalize on consumer interest in our UGG collection. We remain committed to limiting distribution of UGG through high-end retail channels only.

Business Strategies

      We seek to differentiate our brands by offering diverse product lines that emphasize authenticity, functionality, quality and comfort tailored to a variety of activities and demographic groups. Key elements of our business strategies are:

•	Build Leading Global Brands. Our mission is to build niche footwear lines into global brands with market leadership positions. Our Teva, UGG and Simple brands began as footwear lines appealing to a narrow core-enthusiast market and have since been built into substantial global lifestyle brands. Across our brands, our styles remain true to each brand’s heritage but are selectively extended over time to broaden our appeal to men, women and children seeking high quality, comfortable styles for everyday use.

•	Sustain Brand Authenticity. We believe our ability to grow our brands, sustain strong gross margins and maintain strong market share results, in part, from consumer loyalty to the heritage of our brands. We support our brands through sponsorship of professional and amateur athletes, high profile outdoor events and targeted national advertising campaigns to communicate the performance features, authenticity, fashion and functionality of our products.

•	Drive Demand Through Innovation and Technical Leadership. We believe innovation and technical leadership distinguishes our Teva and UGG products from those of our competitors and provides us with significant competitive advantages. We are committed to developing innovative features and styles for our existing products and seek to extend our technical leadership into new footwear categories.

•	Maintain Efficient Development and Production Process. We believe our product development capabilities enable us to produce leading-edge footwear on a timely and cost effective basis. We maintain on-site supervisory offices in China and Macau that enable us to carefully monitor the production process, from receipt of the design brief to production of final samples and shipment of finished product.

Growth Strategy

      Our growth will depend upon our success in broadening the products offered under each brand, expanding domestic and international distribution, licensing our brand names and developing or acquiring new brands. Specifically, we intend to:

•	Introduce New Categories and Styles under Existing Brands. We intend to increase our sales by developing and introducing additional footwear products under our existing brands that meet our high standards of performance, practicality, authenticity, comfort and quality.

•	Expand Domestic Distribution. We believe that significant opportunities exist to increase our sales by expanding domestic distribution of our products. We have identified a number of retailers that we believe can offer selected styles while maintaining the image and identity of our brands.

•	Expand International Distribution. In 2003, our international net sales totaled $22,345,000, representing approximately 18.5% of total net sales. We believe significant opportunities exist to market our products abroad, and we intend to selectively expand their distribution worldwide.

•	Pursue Licensing of Brands in Complementary Product Lines. We are pursuing selective licensing of each of our brand names in apparel and other complementary product categories. We are developing these licensing programs carefully to ensure that any licensed goods remain consistent with our brands’ heritage and image.

•	Build New Brands. We intend to continue to identify, develop or acquire, and build new brands. We believe we can leverage our previous successes and build entrepreneurial concepts into viable brands.

About Us

      We are a Delaware corporation. Our headquarters is located at 495-A South Fairview Avenue, Goleta, California 93117, and our telephone number is (805) 967-7611. Our website address is www.deckers.com. Information on or incorporated into our website is not part of this prospectus.

      References to “we,” “us,” “our,” “our company” and “Deckers” refer to Deckers Outdoor Corporation and its subsidiaries, unless the context requires otherwise. Deckers owns and uses the following trademarks: Teva®, UGG®, Simple®, Spider Rubber®, River Rubber®, Deckers®, Universal Strapping SystemTM, Traction RubberTM, WraptorTM and Liquid FrameTM.

The Offering

Common stock offered:
By us	1,500,000 shares
By the selling stockholders	2,000,000 shares
Total	3,500,000 shares
Common stock outstanding after this offering	11,599,501 shares
Use of proceeds	We intend to use the net proceeds to repay all of our outstanding long-term indebtedness, and the balance for working capital and other general corporate purposes, including the growth and expansion of our business. See “Use of Proceeds.”
Risk factors	See “Risk Factors” beginning on page 7.
Nasdaq National Market symbol	“DECK”

      The number of shares to be outstanding after this offering is based on 9,788,201 shares outstanding as of March 31, 2004, plus an additional 311,300 shares to be issued by us upon exercise of stock options by nine of the selling stockholders in connection with this offering. The number of shares to be outstanding after this offering excludes 2,152,099 shares reserved for issuance under our stock option plans, of which options to purchase 1,468,220 shares at a weighted average exercise price of $5.92 per share were outstanding as of March 31, 2004. It also excludes 250,000 shares reserved for issuance on the exercise of options granted to Mark Thatcher, a related party, at a weighted average exercise price of $3.88 per share. The number of shares to be outstanding after the offering assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the selling stockholders will sell an additional 525,000 shares, of which 64,076 will be issued by us upon the exercise of stock options by seven of the selling stockholders.

Summary Consolidated Financial Data

       You should read the following summary consolidated financial information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this prospectus.

	Years Ended December 31,

	2001	2002	2003

	(In thousands, except
	per share data and percentages)
Statement of Operations Data:
Net sales:
Teva wholesale	$61,221	$64,849	$72,783
UGG wholesale	19,185	23,491	34,561
Simple wholesale	10,853	10,159	7,210
Internet/ catalog	—	608	6,501
Other	202	—	—

Total net sales	91,461	99,107	121,055
Cost of sales	52,903	57,577	69,710

Gross profit	38,558	41,530	51,345
Selling, general and administrative expenses	33,940	34,954	32,407
Litigation expense (income)(1)	2,280	3,228	(500)

Income from operations	2,338	3,348	19,438
Other expense (income)	(473)	504	4,554
Income taxes	1,185	1,224	5,730

Income before cumulative effect of a change in accounting principle	1,626	1,620	9,154
Cumulative effect of a change in accounting principle(2)	—	(8,973)	—

Net income (loss)	$1,626	$(7,353)	$9,154

Net income per common share before cumulative effect of a change in accounting principle:
Basic	$0.18	$0.17	$0.91

Diluted	$0.17	$0.17	$0.77

Net income (loss) per common share:
Basic	$0.18	$(0.79)	$0.91

Diluted	$0.17	$(0.75)	$0.77

Weighted average common shares outstanding:
Basic	9,247	9,328	9,610
Diluted	9,661	9,806	11,880
Other Data:
Gross profit as a percentage of total net sales	42.2%	41.9%	42.4%
Income from operations as a percentage of total net sales	2.6%	3.4%	16.1%

	As of December 31, 2003

	Actual	As Adjusted(3)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,662	$19,406
Working capital	$22,803	$39,339
Total assets	$121,026	$133,770
Long-term debt, including current installments	$30,287	$—
Total stockholders’ equity	$70,524	$113,709

(1)	The litigation expense (income) includes: (i) expenses of $2,180,000 in 2001 and $3,228,000 in 2002 related to a lawsuit filed against us in Montana in 1995 which we settled and paid in full in 2002, and (ii) expenses of $100,000 in 2001 and income of $500,000 in 2003 related to a European anti-dumping duties matter that was ultimately resolved in our favor in 2003.

(2)	Our adoption of Statement of Financial Accounting Standards No. 142 on January 1, 2002, resulted in a goodwill impairment charge of $8,973,000 (net of the related income tax benefit of $843,000), or $0.92 per diluted share, during 2002.

(3)	The as adjusted balance sheet data give effect to: (a) our receipt of estimated net proceeds of approximately $42,279,000 from the sale of 1,500,000 shares of common stock at an assumed public offering price of $30.17 per share (the last sale price on April 23, 2004) after deducting underwriting discounts and estimated offering expenses, and (b) the receipt of $1,152,000 from the issuance by us of 311,300 shares of common stock upon the exercise of stock options by nine selling stockholders in connection with this offering, and the application of the estimated net proceeds as follows:

•	Repayment of our term loan of $7,000,000;

•	Repayment of our secured subordinated note of $10,000,000 (subsequently reduced to $7,000,000) and a prepayment penalty of $400,000 as of December 31, 2003; and

•	Repayment of our junior subordinated note of $13,389,000, including accrued interest of $102,000.

See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash from Financing Activities.”

Recent Developments

       On April 15, 2004, we announced our first quarter 2004 financial results. Net sales for the three months ended March 31, 2004 increased $8,170,000, or 22.6%, from $36,102,000 for the three months ended March 31, 2003 to $44,272,000 for the three months ended March 31, 2004. Including net sales from the wholesale divisions, as well as net sales from the Internet and catalog retailing business, Teva net sales increased $5,741,000, or 18.1%, from $31,700,000 in 2003 to $37,441,000 in 2004; UGG net sales increased $3,568,000, or 225.8%, from $1,580,000 in 2003 to $5,148,000 in 2004; and Simple net sales decreased $1,139,000, or 40.4%, from $2,822,000 in 2003 to $1,683,000 in 2004. Net sales of the Internet and catalog retailing division, which are included in the amounts above, increased $2,500,000, or 226.4%, from $1,104,000 for the first quarter of 2003 to $3,604,000 for the first quarter of 2004.

      Gross margin for the quarter increased from 45.0% for the first quarter last year to 46.1% for the first quarter of 2004, primarily due to an increase in the proportion of sales from the Internet and catalog retailing business, which generally has higher gross margins than our wholesale divisions, as well as a decrease in the volume of closeout sales under the Simple division. Selling, general and administrative expenses increased $2,625,000, or 32.2%, from $8,153,000 for the first quarter of 2003 to $10,778,000 for the first quarter of last year, primarily due to increased costs of the Internet and catalog retailing business, increased payroll costs, higher legal costs associated with increased efforts to protect our intellectual property rights, and increased sales commissions on the higher sales volume.

      Income from operations increased $1,541,000, or 19.1%, from $8,087,000 for the first quarter of 2003 to $9,628,000 for the first quarter of 2004. Net income increased $1,179,000, or 28.1%, from $4,203,000 for the first quarter of 2003 to $5,382,000 for the first quarter of 2004 and the related diluted earnings per share increased 32.4% from $0.37 for the first quarter of 2003 to $0.49 for the first quarter of 2004.

RISK FACTORS

       Investing in our common stock involves a high degree of risk. In deciding whether to invest in our common stock, you should carefully consider the following risk factors in addition to the other information contained in this prospectus and the information incorporated by reference in this prospectus. If any of the following risks occur, our business, financial condition or results of operations could be adversely affected. In that case, the value of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

Our success depends on our ability to anticipate fashion trends.

      Our success depends largely on the continued strength of our Teva, UGG and Simple brands and on our ability to anticipate, understand and react to the rapidly changing fashion tastes of footwear consumers and to provide appealing merchandise in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We are also dependent on customer receptivity to our products and marketing strategy. There can be no assurance that consumers will continue to prefer our brands, that we will respond quickly enough to changes in consumer preferences or that we will successfully introduce new models and styles of footwear. Achieving market acceptance for new products also will likely require us to exert substantial marketing and product development efforts and expend significant funds to create consumer demand. A failure to introduce new products that gain market acceptance would erode our competitive position, which would reduce our profits and could adversely affect the image of our brands, resulting in long-term harm to our business.

Our UGG brand may not continue to grow at the same rate it has experienced in the recent past.

      Our UGG brand has experienced strong growth over the past two years, with net wholesale sales of UGG products having increased from $19,185,000 in 2001 to $34,561,000 in 2003, representing a compound annual growth rate of 34.2%. UGG may be a fashion item that could go out of style at any time. UGG represents a significant portion of our business, and if UGG sales were to decline or to fail to increase in the future, our overall financial performance would be adversely affected.

We may experience shortages of top grade sheepskin, which could interrupt product manufacturing and increase product costs.

      We depend on a limited number of key resources for sheepskin, the principal raw material for our UGG products. In 2003, two suppliers provided all of the sheepskin purchased by our independent manufacturers. The top grade sheepskin used in UGG footwear is in high demand and limited supply. In addition, sheep are susceptible to hoof and mouth disease, which can result in the extermination of an infected herd and could have a material adverse effect on the availability of sheepskin for our products. Additionally, the supply of sheepskin can be adversely impacted by drought conditions. Our potential inability to obtain top grade sheepskin for UGG products could impair our ability to meet our production requirements for UGG in a timely manner and could lead to inventory shortages, which can result in lost potential sales, delays in shipments to customers, strain on our relationships with customers and diminished brand loyalty. Additionally, there have been significant increases in the prices of footwear quality sheepskin as the demand for this material has increased. Any further price increases will likely raise our costs, increase our costs of sales and decrease our profitability unless we are able to pass higher prices on to our customers.

If we do not accurately forecast consumer demand, we may have excess inventory to liquidate or have difficulty filling our customers’ orders.

      Because the footwear industry has relatively long lead times for design and production, we must commit to production tooling and production volumes many months before consumer tastes become apparent. The footwear industry is subject to fashion risks and rapid changes in consumer preferences, as well as the effects of weather, general market conditions and other factors affecting demand. Our large number of models, colors and sizes in our three product lines exacerbates these risks. As a result, we may fail to accurately forecast styles and features that will be in demand. If we overestimate demand for our products, we may be forced to liquidate excess inventories at a discount to customers, resulting in higher markdowns and lower gross margins. Further, the excess inventories may prolong our cash flow cycle, resulting in reduced cash flow and increased liquidity risks. Conversely, if we underestimate consumer demand, we could have inventory shortages, which can result in lost potential sales, delays in shipments to customers, strains on our relationships with customers and diminished brand loyalty. This may be particularly true with regard to our UGG product line, which continues to experience strong consumer demand and rapid sales growth.

We may not succeed in implementing our growth strategy.

      As part of our growth strategy, we seek to enhance the positioning of our brands, extend our brands into complementary product categories and markets through licensing, expand geographically and improve our operational performance. Another element of our growth strategy is our licensing initiatives. We may not be able to successfully implement any or all of these strategies. If we fail to do so, our rate of growth may slow or our results of operations may decline, which in turn could have a negative effect on the value of our stock.

Our financial success is limited to the success of our customers.

      Our financial success is directly related to the success of our customers and the willingness of our customers to continue to buy our products. We do not have long-term contracts with any of our customers. Sales to our customers are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by our customers. If we cannot fill our customers’ orders in a timely manner, our relationships with our customers may suffer, and this could have a material adverse effect on us. Furthermore, if any of our major customers experiences a significant downturn in its business, or fails to remain committed to our products or brands, then these customers may reduce or discontinue purchases from us, which could have a material adverse effect on our business, results of operations and financial condition.

Establishing and protecting our trademarks, patents and other intellectual property is costly and may be difficult outside the U.S. If our efforts to do so are unsuccessful, the value of our brands could suffer.

      We believe that our trade names, copyrights, trade secrets, trademarks, patents, trade dress and designs are of value and are integral to our success and our competitive position. Some countries’ laws do not protect proprietary intellectual property rights to the same extent as do U.S. laws. From time to time, we discover products in the marketplace that infringe upon our trade name, trademark, patent, trade dress, design rights and other intellectual property. If we are unsuccessful in challenging a third party’s products on the basis of patent and trade dress rights, continued sales of such competing products by third parties could adversely impact our business, financial condition and results of operations. Furthermore, our efforts to enforce our trademark and other intellectual property rights are typically met with defenses and counterclaims attacking the validity and enforceability of our trademark and other intellectual property rights. Similarly, from time to time we may be the subject of litigation challenging our ownership of intellectual property. Loss of our Teva, UGG or Simple trade name, trademark, patent, trade dress or other intellectual property rights could have a material adverse effect on our business.

      We face particularly strong challenges to our UGG trademark in Australia, where many Australian manufacturers sell competitive footwear on the Internet. Our UGH BOOT trademark is subject to a challenge in Australia, which we are contesting. In addition, certain Australian sheepskin boot manufacturers are alleging that the UGH BOOT and the UGG Australia trademarks are not valid. If the challenges are successful, our rights in the trademarks, including our ability to prevent Australian competitors from using these trademarks in commerce in Australia, will be adversely affected. Although we derived less than 1% of our revenue in the UGG product line from Australian sales in 2003, our ability to prevent Australian competitors from using the marks on the Internet and in other channels of trade that may reach consumers in other countries, including the United States, could also be adversely affected and the integrity of our UGG brand could be harmed by the association with inferior products.

We may lose pending litigation and the rights to certain of our intellectual property.

      We are currently involved in several informal disputes, disputes in the U.S. Patent and Trademark Office and foreign trademark offices, and disputes in U.S. federal and foreign courts regarding infringement by third parties of our trade names, trademarks, trade dress, copyrights, patents and other intellectual property and the validity of our intellectual property. Any decision or settlement in any of these disputes that allows a third party to continue to use our intellectual property in connection with products that are similar to ours could have an adverse effect on our sales and on our intellectual property, which could have a material adverse effect on our results of operations and financial condition.

Counterfeiting of our brands can divert sales and damage our brand image.

      Our brands and designs are constantly at risk for counterfeiting and infringement of our intellectual property rights, and we frequently find counterfeit products and products that infringe on our intellectual property rights in our markets as well as domain names that use our trade names or trademarks without our consent. We have not always been successful, particularly in some foreign countries, in combating counterfeit products and stopping infringement of our intellectual property rights. Counterfeit and infringing products not only cause us to lose significant sales, but also can harm the integrity of our brands by associating our trademarks or designs with lesser quality or defective goods.

      In particular, we are experiencing more infringers of our UGG trademark and more counterfeit products seeking to benefit from the consumer demand for our UGG products. Enforcement of our rights to the UGG trademarks faces many challenges due in part to the proliferation of the term UGG in third party domain names that promote counterfeit products or otherwise use the trademark UGG without our permission. In spite of our enforcement efforts, we expect such unauthorized use to continue, which could result in a loss of sales for authorized UGG products and a diminution in the goodwill associated with the UGG trademarks.

As our patents expire, our competitors will be able to copy our technology or incorporate it in their products without paying royalties.

      Patents generally have a life of 20 years from filing, and some of our patents will expire in the next ten years. For example, the patent for our Universal Strapping System used in Teva sandals will expire in September 2007. Our Universal Strapping System is currently used in most of our Teva sandals. Once patent protection has expired, our competitors can copy our products or incorporate our innovations in their products without paying royalties. To combat this, we must continually create new designs and technology, obtain patent protection and incorporate the new technology or design in our footwear. We cannot provide assurance that we will be able to do so. Sales of our Teva sandals may decline significantly if we incorporate substitute technologies in lieu of our Universal Strapping System for our Teva sandals.

Because we depend on independent manufacturers, we face challenges in maintaining a continuous supply of goods that meet our quality standards.

      We use independent manufacturers to produce all of our products, with almost all of the production occurring among four manufacturers in China. We depend on these manufacturers’ ability to finance the production of goods ordered and to maintain manufacturing capacity. The manufacturers in turn depend upon their suppliers of raw materials. We do not exert direct control over either the independent manufacturers or their raw materials suppliers, so we may be unable to obtain timely delivery of acceptable products.

      In addition, we do not have long-term contracts with these independent manufacturers, and any of them may unilaterally terminate their relationship with us at any time or seek to increase the prices they charge us. As a result, we are not assured of an uninterrupted supply of products of an acceptable quality from our independent manufacturers. If there is an interruption, we may not be able to substitute suitable alternative manufacturers because substitutes may not be available or they may not be able to provide us with products or services of a comparable quality, at an acceptable price or on a timely basis. If a change in our independent manufacturers becomes necessary, we would likely experience increased costs, as well as substantial disruption of our business and a resulting loss of sales.

      Similarly, if we experience a significant increase in demand and a manufacturer is unable to ship orders of our products in accordance with our timing demands and our quality standards, we could miss customer delivery date requirements. This in turn could result in cancellation of orders, customer refusals of shipments or a reduction in purchase prices, any of which could have a material adverse effect on our sales and financial condition. We compete with other companies for the production capacity and the import quota capacity of our manufacturers. Accordingly, our independent manufacturers may not produce and ship some or all of any orders placed by us.

If raw materials do not meet our specifications or if the prices of raw materials increase, we could experience a high return rate, a loss of sales or a reduction in our gross margins.

      Our independent manufacturers use various raw materials in the manufacture of our footwear that must meet our specifications generally and, in some cases, additional technical requirements for performance footwear. If these raw materials and the end product do not perform to our specifications or consumer satisfaction, we could experience a higher rate of customer returns and a diminution in the image of our brands, which could have a material adverse effect on our business, financial condition and results of operations.

      There may be significant increases in the prices of the raw materials used in our footwear, which would increase the cost of our products from our independent manufacturers. Our gross profit margins are adversely affected to the extent that the selling prices of our products do not increase proportionately with increases in their costs. Any significant unanticipated increase in the prices of raw materials could materially affect our results of operations. No assurances can be given that we will be protected from future changes in the prices of such raw materials.

Our independent manufacturers are located outside the U.S., where we are subject to the risks of international commerce.

      All of our third party manufacturers are in the Far East, Australia and New Zealand, with the vast majority of production performed by four manufacturers in China. Foreign manufacturing is subject to numerous risks, including the following:

•	tariffs, import and export controls and other non-tariff barriers such as quotas and local content rules;

•	increasing transportation costs due to energy prices or other factors;

•	poor infrastructure and shortages of equipment, which can delay or interrupt transportation and utilities;

•	foreign currency fluctuations;

•	restrictions on the transfer of funds;

•	changing economic conditions;

•	changes in governmental policies;

•	environmental regulation;

•	labor unrest, which can lead to work stoppages and interruptions in transportation or supply;

•	political unrest, which can interrupt commerce and make travel dangerous; and

•	expropriation and nationalization.

      In particular, because most of our products are manufactured in China, adverse change in trade or political relations with China or political instability in the Far East could severely interfere with the manufacture of our products and could materially adversely affect our results of operations. Uncertainty regarding the short-term and long-term effects of the severe acute respiratory syndrome, or SARS, and the outbreak of avian influenza in China and elsewhere in the Far East could disrupt the manufacture and transportation of our products, which would harm our results of operations.

      We are also subject to general risks associated with managing foreign operations effectively and efficiently from the U.S. and understanding and complying with local laws, regulations and customs in foreign jurisdictions. These factors and the failure to properly respond to them could make it difficult to obtain adequate supplies of quality products when we need them, resulting in reduced sales and harm to our business.

We may be subject to certain federal regulatory fines.

      We were recently notified that a governmental agency claims that we improperly shipped by air a certain water repellant for our footwear. This product, manufactured by one of our suppliers, contains an ingredient listed as a hazardous material in federal regulations. We are reporting to the agency directly and have discontinued shipping the product. The agency might assert sanctions against us that could range from a nominal amount to a larger amount which could harm our business.

Our business could suffer if our independent manufacturers, their suppliers or our licensees violate labor laws or fail to conform to our ethical standards.

      We require our independent contract manufacturers, their suppliers and our licensees to meet our standards for working conditions, environmental protection and other matters before we are willing to place business with them. As a result, we do not always obtain the lowest cost production. We do not control our independent manufacturers, their suppliers or their respective labor practices. If one of our independent contract manufacturers or one of their suppliers violates our labor standards by, for example, using convicted, forced or indentured labor or child labor, fails to pay compensation in accordance with local law or fails to operate its factories in compliance with local safety regulations, we likely would immediately cease dealing with that manufacturer (or, in the case of a supplier, we would likely require our manufacturer to immediately cease using that supplier), and we could suffer an interruption in our product supply. In addition, the manufacturers’ or their suppliers’ actions could damage our reputation and the value of our brands, resulting in negative publicity and discouraging customers and consumers from buying our products.

      Similarly, we do not control our licensees or any of their suppliers or their respective labor practices. If one of our licensees violates our labor standards or local laws, we would immediately terminate the license agreement, which would reduce our license revenue. In addition, the licensee’s actions could damage our reputation and the value of our brands. We also may not be able to replace the licensee.

If our licensing partners are unable to meet our expectations regarding the quality of their products or the conduct of their business, the value of our brands could suffer.

      One element of our growth strategy depends on our ability to successfully enter into and maintain license agreements with manufacturers and distributors of products in complementary categories. Although we have not received any material license revenue to date, we will be relying on our licensees to maintain our standards with their manufacturers in the future, and any failure to do so could harm our reputation and the value of the licensed brand. The interruption of the business of any one of our material licensing partners due to any of the factors discussed immediately below could also adversely affect our future licensing sales and net income. The risks associated with our own products will also apply to our licensed products in addition to any number of possible risks specific to a licensing partner’s business, including, for example, risks associated with a particular licensing partner’s ability to:

•	obtain capital;

•	manage manufacturing and product sourcing activities;

•	manage labor relations;

•	maintain relationships with suppliers;

•	manage credit risk effectively; and

•	maintain relationships with customers.

      Our licensing agreements generally do not preclude our licensing partners from offering, under other brands, products similar to those covered by their license agreements with us, which could reduce the sales of our licensed products. In addition, if we cannot replace existing licensing partners who fail to perform adequately, our net sales, both directly from reduced licensing revenue and indirectly from reduced sales of our other products, will suffer.

If our brand managers cannot properly manage the licensees of their respective brands, our growth strategy could be impaired.

      Our growth strategy and future profits depend upon each of our brand managers finding and successfully managing licensees for each of their respective brands. Our brand managers may not be able to successfully implement the licensing aspect of our growth strategy and to develop and manage profitable license arrangements. We compete for opportunities to license our brands with other companies who have greater resources than we do and who may have more valuable brands and more licensing experience than we do. As a result, even if we do identify a suitable licensee, we may lose the opportunity to a competitor. Our brand managers’ failure to execute our licensing strategy successfully could negatively impact our results from operations.

We may be unable to successfully identify, develop or acquire, and build new brands.

      We intend to continue to focus on identifying, developing or acquiring and building new brands. Our search may not yield any complementary brands, and even if we do find a suitable brand we may not be able to obtain sufficient financing to fund the development or acquisition of the brand. We may not be able to successfully integrate the management of a new brand into our existing operations, and we cannot assure you that any developed or acquired brand will achieve the results we expect. We compete with other companies who have greater resources than we do for the opportunities to license brands or buy other brands. As a result, even if we do identify a suitable license or acquisition, we may lose the opportunity to a competitor who offers a more attractive price. In such event, we may incur significant costs in pursuing a license or an acquisition without success.

Our quarterly sales and operating results may fluctuate in future periods, and if we fail to meet expectations the price of our common stock may decline.

      Our quarterly sales and operating results have fluctuated significantly in the past and are likely to do so in the future due to a number of factors, many of which are not within our control. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our sales and operating results include the following:

•	variation in demand for our products, including variation due to changing consumer tastes and seasonality;

•	our ability to develop, introduce, market and gain market acceptance of new products and product enhancements in a timely manner;

•	our ability to manage inventories, accounts receivable and cash flows;

•	our ability to control costs;

•	the size, timing, rescheduling or cancellation of orders from customers;

•	the introduction of new products by competitors;

•	the availability and reliability of raw materials used to manufacture our products;

•	changes in our pricing policies or those of our independent manufacturers and competitors, as well as increased price competition in general;

•	the mix of our domestic and international sales, and the risks and uncertainties associated with our international business;

•	our ability to forecast future sales and operating results and subsequently attain them;

•	developments concerning the protection of our intellectual property rights; and

•	general global economic and political conditions, including international conflicts and acts of terrorism.

      In addition, our expenses depend, in part, on our expectations regarding future sales. In particular, we expect to continue incurring substantial expenses relating to the marketing and promotion of our products. Since many of our costs are fixed in the short term, if we have a shortfall in sales, we may be unable to reduce expenses quickly enough to avoid losses. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Loss of the services of our key personnel could adversely affect our business.

      Our future success and growth depend on the continued services of Doug Otto, our Chairman of the Board, Chief Executive Officer and President, Scott Ash, our Chief Financial Officer, Bob Orlando, the President of the Teva Division, Connie Rishwain, the President of the UGG and Simple Divisions, and Pat Devaney, Senior Vice President of Global Sourcing, Production and Development, as well as other key officers and employees. The loss of the services of any of these individuals or any other key employee could materially affect our business. Our future success also depends on our ability to identify, attract and retain additional qualified personnel. Competition for employees in our industry is intense and we may not be successful in attracting or retaining them.

We conduct business outside the U.S., which exposes us to foreign currency and other risks.

      Our products are manufactured outside the U.S., and our independent manufacturers procure most of their supplies outside the U.S. We sell our products in the U.S. and internationally. Although we pay for the purchase and manufacture of our products primarily in U.S. dollars and we sell our products primarily in U.S. dollars, we are routinely subject to currency rate movements on non-U.S. denominated assets, liabilities and income since our foreign distributors sell in local currencies, which impacts the price to foreign customers. We currently do not use currency hedges since substantially all our transactions are in U.S. dollars. Future changes in foreign currency exchange rates may cause changes in the dollar value of our purchases or sales and materially affect our results of operations.

Our most popular products are seasonal, and our sales are sensitive to weather conditions.

      Sales of our products, particularly those under the Teva and UGG brands, are highly seasonal and are sensitive to weather conditions. Extended periods of unusually cold weather during the spring and summer can reduce demand for Teva footwear. Likewise, unseasonably warm weather during the fall and winter months may reduce demand for our UGG products. The effect of favorable or unfavorable weather on sales can be significant enough to affect our quarterly results, with a resulting effect on our common stock price.

We depend on independent distributors to sell our products in international markets.

      We sell our products in international markets through independent distributors. If a distributor fails to meet annual sales goals, it may be difficult and costly to locate an acceptable substitute distributor. If a change in our distributors becomes necessary, we may experience increased costs, as well as substantial disruption and a resulting loss of sales.

Our sales in international markets are subject to a variety of laws and political and economic risks that may adversely impact our sales and results of operations in certain regions.

      Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international sales operations. These include:

•	changes in currency exchange rates which impact the price to international consumers;

•	the burdens of complying with a variety of foreign laws and regulations;

•	unexpected changes in regulatory requirements; and

•	the difficulties associated with promoting products in unfamiliar cultures.

      We are also subject to general political and economic risks in connection with our international sales operations, including:

•	political instability;

•	changes in diplomatic and trade relationships; and

•	general economic fluctuations in specific countries or markets.

      Any of the abovementioned factors could adversely affect our sales and results of operations in international markets.

International trade regulations may impose unexpected duty costs or other non-tariff barriers to markets while the increasing number of free trade agreements have the potential to stimulate increased competition; security procedures may cause significant delays.

      Products manufactured overseas and imported into the U.S. and other countries are subject to import duties. While we have implemented internal measures to comply with applicable customs regulations and to properly calculate the import duties applicable to imported products, customs authorities may disagree with our claimed tariff treatment for certain products, resulting in unexpected costs that may not have been factored into the sales price of the products.

      We cannot predict whether future domestic laws, regulations or trade remedy actions or international agreements may impose additional duties or other restrictions on the importation of products from one or more of our sourcing venues. Such changes could increase the cost of our products, require us to withdraw from certain restricted markets or change our business methods, and could generally make it difficult to obtain products of our customary quality at a desired price. Meanwhile, the continued negotiation of bilateral and multilateral free trade agreements by the U.S. and our other market countries with countries other than our principal sourcing venues may stimulate competition from manufacturers in these other sourcing venues, which now export, or may seek to export, footwear to our market countries at preferred rates of duty, though we are uncertain precisely what effect these new agreements may have on our operations.

      Finally, the increased threat of terrorist activity and the law enforcement responses to this threat have required greater levels of inspection of imported goods and have caused delays in bringing imported goods to market. Any tightening of security procedures, for example, in the aftermath of a terrorist incident, could worsen these delays.

We depend on our computer and communications systems.

      We extensively utilize computer and communications systems to operate our Internet and catalog business and manage our internal operations. Any interruption of this service from power loss, telecommunications failure, failure of our computer system, failure due to weather, natural disasters or any similar event could disrupt our operations and result in lost sales. In addition, hackers and computer viruses have disrupted operations at many major companies. We may be vulnerable to similar acts of sabotage, which could have a material adverse effect on our business and operations.

      We rely on our management information systems to operate our business and to track our operating results. Our management information systems will require modification and refinement as we grow and our business needs change. If we experience a significant system failure or if we are unable to modify our management information systems to respond to changes in our business needs, then our ability to properly run our business could be adversely affected.

Risks Related to Our Industry

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

      The footwear industry historically has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	weather;

•	taxation; and

•	consumer confidence in future economic conditions.

      Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in economies where we or our licensing partners sell products, whether in the U.S. or abroad, may reduce sales.

      In addition, we extend credit to our customers based on an evaluation of each customer’s financial condition. Many retailers, including some of our customers, have experienced financial difficulties during the past several years, thereby increasing the risk that such customers may not be able to pay for our products in a timely manner. Our bad debt expense may increase relative to net sales in the future. Any significant increase in our bad debt expense relative to net sales would adversely impact our net income and cash flow and could affect our ability to pay our own obligations as they become due.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

      The footwear industry is highly competitive, and the recent growth in the market for sport sandals, casual footwear and other products manufactured by our licensees has encouraged the entry of many new competitors into the marketplace as well as increased competition from established companies. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market. Our competitors include athletic and footwear companies, branded apparel companies and retailers with their own private labels. Their greater capabilities in these areas may enable them to better withstand periodic downturns in the footwear industry, compete more effectively on the basis of price and production and more quickly develop new products. In addition, access to offshore manufacturing has made it easier for new companies to enter the markets in which we compete, further increasing competition in the footwear industry.

      Additionally, efforts by our competitors to dispose of their excess inventories may significantly reduce prices that we can expect to receive for the sale of our competing products and may cause our customers to shift their purchases away from our products.

      We believe that our ability to compete successfully depends on a number of factors, including the quality, style and authenticity of our products and the strength of our brands, as well as many factors beyond our control. Maintaining our competitiveness depends on our ability to defend our products from infringement, our continued ability to anticipate and react to consumer tastes and our continued ability to deliver quality products at an acceptable price. If we fail to compete successfully in the future, our sales and profits will decline, as will the value of our business, financial condition and common stock.

Consolidations, restructurings and other ownership changes in the retail industry could affect the ability of our wholesale customers to purchase and market our products.

      In the future, retailers in the U.S. and in foreign markets may undergo changes that could decrease the number of stores that carry our products or increase the concentration of ownership within the retail industry, including:

•	consolidating their operations;

•	undergoing restructurings;

•	undergoing reorganizations; or

•	realigning their affiliations.

      These consolidations could result in a shift of bargaining power to the retail industry and in fewer outlets for our products. Further consolidations could result in price and other competition that could reduce our margins and our net sales.

Terrorism, government response to terrorism and other world events could affect our ability to do business.

      We market and sell our products and services throughout the world. The September 11, 2001 terrorist attacks disrupted commerce across the U.S. and in many other parts of the world. World events, including the threat of similar attacks in the future, and the impact of the U.S.’s military campaigns may cause significant disruption to commerce throughout the world. We are unable to predict whether the threat of new attacks or the resulting response will result in any long-term commercial disruptions or do long-term harm to our business, results of operations or financial condition. To the extent that future disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders for our products or delays in shipping, our business and results of operations could suffer material damage.

Risks Relating to Our Common Stock and This Offering

Members of management own sufficient shares to substantially control our company.

      At March 31, 2004, Doug Otto beneficially owned approximately 33.1% of our common stock and all of our executive officers and directors as a group beneficially owned approximately 41.0%. After the completion of this offering, they will hold 18.0% and 22.8%, respectively, assuming the underwriters do not exercise their over-allotment option. The ownership positions of Mr. Otto and our executive officers as a group, together with the anti-takeover effects of the Delaware General Corporation Law and provisions of our certificate of incorporation, our bylaws and our stockholder rights plan, would likely delay, defer or prevent a change in control of our company, may deprive our stockholders of an opportunity to receive a premium for their common stock as part of a change in control and could have a negative effect on the market price of our common stock. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

Investors will experience immediate and substantial dilution in net tangible book value per share of common stock purchased in this offering.

      The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock will be after this offering. The net tangible book value per share of our common stock will be $3.74 after this offering, based on an assumed public offering price of $30.17 per share. You will experience additional dilution if the underwriters exercise their over-allotment option. See “Underwriting.”

Our management will have broad discretion over the use of the net proceeds of this offering, and you may not agree with the way they are used.

      While we currently intend to use the net proceeds of this offering for repayment of our indebtedness, working capital and other general corporate purposes, we may subsequently choose to use the net offering proceeds for different purposes or not at all. The effect of the offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the net proceeds of this offering. See “Use of Proceeds.”

Our common stock price has been volatile, which could result in substantial losses for stockholders.

      Our common stock is traded on the Nasdaq National Market. While our average daily trading volume for the 52-week period ended April 23, 2004 was approximately 140,564 shares, we have experienced more limited volume in the past and may do so in the future. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by the Nasdaq National Market, have ranged from $4.65 to $30.28 for the 52-week period ended April 23, 2004. The trading price of our common stock could be affected by a number of factors, including, but not limited to the following:

•	changes in expectations of our future performance;

•	changes in estimates by securities analysts (or failure to meet such estimates);

•	quarterly fluctuations in our sales and financial results;

•	broad market fluctuations in volume and price; and

•	a variety of risk factors, including the ones described elsewhere in this prospectus.

      Accordingly, the price of our common stock after the offering is likely to fluctuate greatly and may be lower than the price you pay.

Future sales of our common stock could adversely affect our stock price.

      Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we may be required to issue additional shares upon exercise of previously granted options that are currently outstanding. Our directors and executive officers and all of the other selling stockholders have entered into lock-up agreements with the underwriters, in which they have agreed to refrain from selling their shares for a period of 90 days after this offering. Increased sales of our common stock in the market after exercise of our currently outstanding stock options or expiration of the lock-up agreements could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

Anti-takeover provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law could prevent or delay a change in control of our company, even if such a change of control would benefit our stockholders.

      Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such a change in control might benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions include the following:

•	a board of directors that is classified so that only one-third of directors stand for election each year;

•	authorization of “blank check” preferred stock, which our board of directors could issue with provisions designed to thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	a prohibition against stockholder action by written consent and a requirement that all stockholder actions be taken at a meeting of our stockholders; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      We adopted a stockholder rights plan in 1998 under a stockholder rights agreement intended to protect stockholders against unsolicited attempts to acquire control of our company that do not offer what our board of directors believes to be an adequate price to all stockholders or that our board of directors otherwise opposes. As part of the plan, our board of directors declared a dividend that resulted in the issuance of one preferred share purchase right for each outstanding share of our common stock. Unless extended, the preferred share purchase rights will terminate on November 11, 2008. If a bidder proceeds with an unsolicited attempt to purchase our stock and acquires 20% or more (or announces its intention to acquire 20% or more) of our outstanding stock, and the board of directors does not redeem the preferred stock purchase right, the right will become exercisable at a price that significantly dilutes the interest of the bidder in our common stock.

      The effect of the stockholder rights plan is to make it more difficult to acquire our company without negotiating with the board of directors. However, the stockholder rights plan could discourage offers even if made at a premium over the market price of our common stock, and even if the stockholders might believe the transaction would benefit them.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law, which limits business combination transactions with 15% or greater stockholders that our board of directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions apply even if some stockholders would consider the transaction beneficial. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

       This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements. We sometimes use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “project,” “will” and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. Specifically, this prospectus and the information incorporated by reference in this prospectus contain forward-looking statements relating to, among other things:

•	our business, growth, operating and financing strategies;

•	our product mix;

•	the success of new products;

•	the incremental earnings and benefits of the Teva acquisition;

•	our licensing strategy;

•	the impact of seasonality on our operations;

•	expectations regarding our net sales and earnings growth;

•	expectations regarding our liquidity;

•	our future financing plans; and

•	trends affecting our financial condition or results of operations.

      We have based our forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions that may cause actual results to differ from these forward-looking statements are described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and the information incorporated by reference in this prospectus might not happen.

      You should read this prospectus, the documents that we filed as exhibits to the registration statement of which this prospectus is a part and the documents that we incorporate by reference in this prospectus completely and with the understanding that our future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements and we assume no obligation to update such forward-looking statements publicly for any reason.

USE OF PROCEEDS

       We expect to receive net proceeds of approximately $42,279,000 from the sale by us of 1,500,000 shares of our common stock in this offering, based on an assumed public offering price of $30.17 per share (the last sale price on April 23, 2004) and after deducting underwriting discounts and the estimated offering expenses we will pay. We will not receive any proceeds from the sale of common stock by the selling stockholders. However, we will receive approximately $1,152,000 in addition from nine selling stockholders upon their exercise of 311,300 stock options in connection with this offering.

      We intend to use the net proceeds of this offering and proceeds from the exercise of stock options by nine of the selling stockholders for the following purposes:

•	$7,000,000 to pay all outstanding principal of, and approximately $14,000 of accrued interest on, our term loan, which relates to our November 2002 acquisition from Mark Thatcher, a significant stockholder and employee of ours, of the Teva worldwide assets, including the Teva Internet and catalog business and all trade names, trademarks and other intellectual property associated with the acquired Teva assets (the “Teva Rights”);

•	$7,000,000 to pay all outstanding principal of, and approximately $55,000 to pay accrued interest on, and approximately $280,000 to pay a prepayment penalty with regard to our 16.75% secured subordinated note, which note also relates to the Teva Rights acquisition;

•	$13,385,000 to pay all outstanding principal of, and approximately $455,000 to pay accrued interest on, our 9.00% unsecured junior subordinated note due to Mr. Thatcher in connection with the Teva Rights acquisition; and

•	the balance of approximately $15,242,000 for working capital and other general corporate purposes, including the growth and expansion of our business.

      Our term loan requires monthly principal payments beginning May 2004, matures in November 2005 and bears interest at variable rates (4.37% as of December 31, 2003). We pay interest at the rate of 16.75% per year on the secured subordinated note, which requires quarterly principal payments of $1,500,000 beginning November 2007 and the remaining principal of which matures in November 2008, and 9.00% per year on our unsecured junior subordinated note, which also matures in November 2008. There is no prepayment penalty on the term loan or the junior subordinated note.

CAPITALIZATION

       The following table describes our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect: (1) our sale of 1,500,000 shares of common stock in this offering at an assumed public offering price of $30.17 per share (the last sale price on April 23, 2004) and the application of the estimated net proceeds of such sale after deducting underwriting discounts and estimated offering expenses as described in “Use of Proceeds,” plus (2) our issuance of 311,300 shares of common stock to and our receipt of approximately $1,152,000 from nine of the selling stockholders upon their exercise of options for the purchase of such shares in connection with this offering and the application of the estimated net proceeds thereof as described in “Use of Proceeds.”

      You should read the following table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein.

	As of December 31, 2003

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$6,662	$19,406

Current installments of long-term debt	$3,792	$—
Long-term debt, excluding current installments:
Term loan due through November of 2005	3,208	—
16.75% subordinated note due through November 2008(1)	10,000	—
9.00% junior subordinated note due November 2008	13,287	—

Total long-term debt, including current installments	30,287	—
Stockholders’ equity:
Preferred stock, $.01 par value: 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $.01 par value: 20,000,000 shares authorized; 10,703,433 shares issued and 9,730,481 shares outstanding — actual; and 12,514,733 shares issued and 11,541,781 shares outstanding — as adjusted(2)	97	115
Additional paid-in capital	27,115	70,528
Retained earnings	43,052	42,806
Accumulated other comprehensive income	260	260

Total stockholders’ equity	70,524	113,709

Total capitalization	$100,811	$113,709

(1)	We would have incurred a prepayment penalty of approximately $400,000 on the prepayment of the subordinated note as of December 31, 2003. The actual prepayment penalty will be $280,000 upon the prepayment of the subordinated note at the closing of this offering due to our prepayment of $3,000,000 principal amount of the subordinated note in January 2004.

(2)	The number of outstanding shares of common stock as of December 31, 2003 excludes 2,209,819 shares reserved for issuance under our stock option plans, of which options to purchase 1,524,540 shares at a weighted average exercise price of $5.90 per share were outstanding as of December 31, 2003, and excludes options to purchase 250,000 shares granted to Mark Thatcher at a weighted average exercise price of $3.88 per share.

PRICE RANGE OF COMMON STOCK

       Our common stock is traded on the Nasdaq National Market under the symbol “DECK.” The following table shows the range of low and high closing sale prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.

	Common Stock
	Price Per Share

	Low	High

Year ended December 31, 2002:
First Quarter	$4.02	$5.25
Second Quarter	$4.28	$5.52
Third Quarter	$3.75	$5.00
Fourth Quarter	$2.83	$4.48
Year ended December 31, 2003:
First Quarter	$3.45	$4.99
Second Quarter	$4.20	$6.69
Third Quarter	$6.40	$10.13
Fourth Quarter	$11.22	$20.81
Year ending December 31, 2004:
First Quarter	$17.70	$27.68
Second Quarter (through April 23, 2004)	$25.01	$30.28

      On April 23, 2004, the last sale price of our common stock on the Nasdaq National Market was $30.17 per share. As of April 23, 2004, there were approximately 130 record holders and approximately 2,000 beneficial owners of our common stock.

DIVIDEND POLICY

       We have not declared or paid any cash dividends on our common stock since our inception. We currently anticipate that we will retain all of our earnings for the continued development and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, our debt facilities contain covenants expressly prohibiting us from paying cash dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

       We derived the following selected consolidated financial data from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following consolidated financial information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share data)
Statement of Operations Data:
Net sales:
Teva wholesale	$80,963	$79,732	$61,221	$64,849	$72,783
UGG wholesale	12,104	15,310	19,185	23,491	34,561
Simple wholesale	15,529	16,328	10,853	10,159	7,210
Internet/ catalog	—	—	—	608	6,501
Other	2,503	2,368	202	—	—

Total net sales	111,099	113,738	91,461	99,107	121,055
Cost of sales	66,051	63,540	52,903	57,577	69,710

Gross profit	45,048	50,198	38,558	41,530	51,345
Selling, general and administrative expenses	38,298	37,168	33,940	34,954	32,407
Litigation expense (income)(1)	—	400	2,280	3,228	(500)

Income from operations	6,750	12,630	2,338	3,348	19,438
Other expense (income)	1,508	295	(473)	504	4,554

Income before income taxes and cumulative effect of a change in accounting principle	5,242	12,335	2,811	2,844	14,884
Income taxes	2,358	5,320	1,185	1,224	5,730

Income before cumulative effect of a change in accounting principle	2,884	7,015	1,626	1,620	9,154
Cumulative effect of a change in accounting principle, net of income tax benefit(2)	—	—	—	(8,973)	—

Net income (loss)	$2,884	$7,015	$1,626	$(7,353)	$9,154

Per common share:
Basic net income before cumulative effect of a change in accounting principle	$0.33	$0.77	$0.18	$0.17	$0.91
Cumulative effect of a change in accounting principle (2)	—	—	—	(0.96)	—

Basic net income (loss)	$0.33	$0.77	$0.18	$(0.79)	$0.91

Diluted net income before cumulative effect of change in accounting principle	$0.32	$0.74	$0.17	$0.17	$0.77
Cumulative effect of a change in accounting principle (2)	—	—	—	(0.92)	—

Diluted net income (loss)	$0.32	$0.74	$0.17	$(0.75)	$0.77

Weighted average common shares outstanding:
Basic	8,834	9,093	9,247	9,328	9,610
Diluted	8,981	9,476	9,661	9,806	11,880

	As of December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,633	$9,057	$16,689	$3,941	$6,662
Working capital	$38,658	$40,482	$41,387	$22,453	$22,803
Total assets	$73,482	$77,712	$85,884	$122,412	$121,026
Long-term debt, including current installments	$6,401	$1,495	$449	$39,028	$30,287
Total stockholders’ equity	$56,820	$64,095	$66,532	$65,227	$70,524

(1)	The litigation expense (income) includes: (i) expenses of $2,180,000 in 2001 and $3,228,000 in 2002 related to a lawsuit filed against us in Montana in 1995 which we settled and paid in full in 2002, and (ii) expenses of $400,000 in 2000, expenses of $100,000 in 2001 and income of $500,000 in 2003 related to a European anti-dumping duties matter that was ultimately resolved in our favor in 2003.

(2)	Our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002 resulted in a goodwill impairment charge of $8,973,000 (net of the related income tax benefit of $843,000), or $0.92 per diluted share, during 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis includes forward-looking statements that involve risk and uncertainty, such as statements relating to expectations regarding the incremental earnings and benefits of the Teva Rights acquisition, our expectations regarding our UGG brand, our future earnings, our future liquidity, our future financing plans and the impact of seasonality on our operations. Actual results may differ significantly. Some of the factors that could cause actual results to differ from those in the forward-looking statements are identified below in “Seasonality,” the last paragraph under “Liquidity and Capital Resources” and “Critical Accounting Policies,” as well as in “Risk Factors” and other sections of this prospectus. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

      We are a leading producer and brand manager of innovative high-quality footwear and the category creator in the sport sandal and luxury sheepskin footwear segments. Our products are marketed under three recognized brand names that we own:

•	Teva: High performance sport sandals and rugged outdoor footwear;

•	UGG: Authentic luxury sheepskin boots and other footwear; and

•	Simple: Innovative shoes that combine the comfort elements of athletic footwear with casual styling.

      We sell our three brands through our retail customers and directly to our end-user consumers through our Internet and catalog retailing business. We sell our footwear in both the domestic market and the international markets. Independent third parties manufacture all of our footwear.

      Our business has been impacted by several important trends affecting our end markets:

•	The markets for casual, outdoor and athletic footwear have grown significantly during the last decade. We believe this growth is a result of the trend toward casual dress in the workplace, increasingly active outdoor lifestyles and a growing emphasis on comfort.

•	Consumers are more often seeking footwear designed to address a broader array of activities with the same quality and high performance attributes they have come to expect from traditional athletic footwear.

•	Our customers have narrowed their footwear product breadth, focusing on brands with a rich heritage and authenticity as market creators and leaders.

      By emphasizing our brand image and our focus on comfort, performance and authenticity, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations caused by changing fashions and changes in consumer preferences.

      Set forth below is an overview of the various components of our business, including some of the important factors that affect each business and some of our strategies for growing each business.

Teva Overview

      Our Teva lines experienced strong market acceptance in 2003. Teva’s products have benefited recently from several factors, but most prominently a general shift in consumer preferences and lifestyles to include more outdoor recreational activities. At the same time, our consumers are increasingly purchasing our Teva products for everyday wear, and our Teva brand now includes several closed-toe footwear lines. As a result, our brand remains popular among professional and amateur outdoorsmen seeking authentic, performance-oriented footwear, as well as general footwear consumers seeking high quality, durable and comfortable styles for everyday use.

      To capitalize on the growth of outdoor recreational activities and the acceptance of certain footwear products for everyday use, we have selectively expanded the distribution of our Teva product lines outside our core outdoor specialty and sporting goods channels. Through effective channel management, we believe we can continue to expand into new distribution channels without diluting our outdoor heritage and our appeal to outdoor enthusiasts. Through channel appropriate product line expansion, we plan to continue to broaden our product offerings beyond sports sandal to new products that meet the style and functional needs of our consumers.

UGG Overview

      In the latter half of 2003, our UGG brand received increased media exposure, which contributed to broader public awareness of the UGG brand and significantly increased demand for the collection. We believe that the increased media focus on UGG was driven by the product’s unique styling and resulting brand name identification, Australian heritage and adoption by high-profile film and television celebrities as a favored footwear brand. We believe this increased media attention has enabled us to introduce the brand to consumers much faster than we would have ordinarily been able to. As a result of the subsequent rapid growth in demand, we sold out of key UGG products early in the season, and given the long lead times required to replenish our inventory levels, we were unable to fill many retailer reorders and many direct Internet and catalog orders. Continuing a strategy utilized with our UGG casual line, we have begun shifting a portion of our UGG sheepskin boot production from factories in Australia to a factory in China where the production capacity is much greater and quality standards are comparable. We expect to receive our first deliveries of sheepskin boots from the China factory in March 2004.

      We believe the fundamental comfort and functionality of UGG products will continue to drive long-term consumer demand. Recognizing that there is a significant fashion element to UGG and that footwear fashions fluctuate, our strategy seeks to prolong the longevity of the brand by offering a broader product line of luxurious and distinctive sheepskin fabrications suitable for wear in a variety of climates and occasions and by limiting distribution to selected higher-end retailers. As part of this strategy, we have expanded our product line from 52 models in 2002 to 69 models in 2004.

      Increased media exposure has also broadened appeal for our UGG products. UGG has been a well-known brand in California for many years and has only recently become a recognized brand across the remainder of the country. We believe that a portion of UGG’s increased demand is due to our continued geographical expansion across the U.S. In addition, we will expand our distribution and marketing overseas in order to satisfy virtually untapped international demand. We believe the international markets represent an attractive opportunity to build upon UGG’s broad U.S. appeal.

      We depend on a limited number of key resources for sheepskin, the principal raw material for our UGG products. In 2003, two suppliers provided all of the sheepskin purchased by our independent manufacturers. The top grade sheepskin used in UGG footwear is in high demand and limited supply. In addition, sheep are susceptible to hoof and mouth disease, which can result in the extermination of the infected herd and could have a material adverse effect on the availability of sheepskin for our products. Additionally, the supply of sheepskin can be adversely impacted by drought conditions. Our potential inability to obtain top grade sheepskin for UGG products could impair our ability to meet our production requirements for UGG in a timely manner and could lead to inventory shortages, which can result in lost potential sales, delays in shipments to customers, strain on our relationships with customers and diminished brand loyalty. Additionally, there have been significant increases in the prices of footwear quality sheepskin as the demand for this material has increased. Any further price increases will likely raise our costs, increase our costs of sales and decrease our profitability unless we are able to pass higher prices on to our customers. Over the next year, we expect demand for top grade sheepskin to continue to outpace supply, leading to shortages and our inability to produce as much of certain styles as our customers would like to order. Looking beyond the next year, if demand continues to be strong, we would expect the supply of top grade sheepskin to increase in response to the demand. However, we have little control over the supply or the overall demand for top grade sheepskin and, accordingly, can provide no assurances about the sufficiency of future sheepskin supplies.

Simple Overview

      After three consecutive years of net sales declines in our Simple product line, we recently implemented a strategy to improve Simple’s results of operations and generate renewed interest in the Simple brand. We began a process of repositioning our Simple product line by focusing on our successful legacy collections and narrowing the number of styles available. In addition, we have begun to implement a strategy whereby we leverage our Teva and UGG expertise to produce Simple branded sandals and suede, fleece-lined products. The Simple products will be sold at price points lower than our Teva and UGG brands and through distribution channels that are precluded from offering our Teva and UGG brands. We expect our Simple brand to experience growth as we successfully implement our product line rationalization and channel management strategies.

Internet and Catalog Retailing Overview

      We acquired our Internet and catalog retailing business in November 2002; accordingly, 2003 was our first full year of operation of this consumer direct business. Our Internet and catalog retailing business, which today sells all three of our brands, enables us to meet the growing demand for all of these products and also provides us with an opportunity to add significant incremental contribution margin. Managing our Internet business requires us to focus on generating Internet traffic to our websites, effectively convert website visits into orders and maximize average order sizes. To drive our catalog order business, we distribute approximately 300,000 catalogs semi-annually. Overall, our consumer direct business benefits from the strength of our brands, and as we grow our brands over time, we expect our Internet and catalog retailing business to increase.

Licensing Overview

      In 2003 we embarked on a strategy to license our well-known and respected footwear brands to complementary products outside of footwear, generally in the apparel and accessories categories. To date, we have entered into four licensing agreements for Teva, including domestic licenses for men’s sportswear, timepieces, eyewear and headwear, and one domestic licensing arrangement for UGG handbags and other small leather goods. We are pursuing additional licensing opportunities for our brands both in the U.S. and abroad. This licensing strategy is in its early stages, and due to the lead times required to bring the products to market, we have received no revenues from licensing to date and we do not expect significant incremental net sales and profits from licensing in the near future. However, we believe licensing revenues may become a more significant portion of our net sales and profits over time. The minimum net annual royalties that we are scheduled to receive under the five existing licensing agreements, assuming renewal options are exercised, are $216,000 in 2004, $325,000 in 2005, $649,000 in 2006, $850,000 in 2007 and $868,000 in 2008.

Seasonality

      Our business is seasonal, with the highest percentage of Teva net sales occurring in the first and second quarters of each year and the highest percentage of UGG net sales occurring in the third and fourth quarters, while the quarter with the highest percentage of annual net sales for Simple has varied from year to year.

	2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(In thousands)
Net sales	$33,259	$22,369	$17,727	$25,752
Income (loss) from operations	$3,714	$1,104	$(4,309)	$2,839

	2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(In thousands)
Net sales	$36,102	$24,342	$24,894	$35,717
Income from operations	$8,087	$4,678	$1,782	$4,891

      In previous years we have experienced our highest sales level in the first quarter, which has been Teva’s strongest selling season, while the third quarter has historically had the lowest sales volume. The seasonally low third quarter sales volume has also historically resulted in a third quarter loss from operations. In the third quarter of 2002, this seasonality, combined with the litigation expense, resulted in a loss from operations of $4,309,000. See “— Results of Operations — Year Ended December 31, 2002 Compared to Year Ended December 31, 2003 — Litigation Expense (Income)” below. However, in 2003, as a result of the continued growth in UGG and the introduction of the fall closed-toe Teva offering, the first and fourth quarters had comparable sales volumes and the second and third quarters had comparable sales volumes. Given our expectations for each of our brands in 2004, we currently expect this trend to continue and anticipate that net sales in the last half of 2004 will likely exceed net sales during the first half of 2004. Nonetheless, actual results could differ materially depending upon consumer preferences, availability of product, competition and our customers continuing to carry and promote our various product lines, among other risks and uncertainties. See “Risk Factors.”

Results of Operations

      The following table sets forth certain operating data for the periods indicated.

	Years Ended December 31,

	2001	2002	2003

	(In thousands)
Net sales by location:
United States	$70,365	$78,278	$98,710
International	21,096	20,829	22,345

Total	$91,461	$99,107	$121,055

Net sales by product line and consumer direct business:
Teva:
Wholesale	$61,221	$64,849	$72,783
Internet/catalog	—	255	3,687

Total	61,221	65,104	76,470
UGG:
Wholesale	19,185	23,491	34,561
Internet/catalog	—	310	2,300

Total	19,185	23,801	36,861
Simple:
Wholesale	10,853	10,159	7,210
Internet/catalog	—	43	514

Total	10,853	10,202	7,724
Other(1)	202	—	—

Total	$91,461	$99,107	$121,055

Income from operations by product line and consumer direct business:
Teva wholesale	$12,407	$12,011	$21,739
UGG wholesale	3,674	6,589	10,002
Simple wholesale	241	279	(1,176)
Internet and catalog	—	194	1,148
Other(2)	(13,984)	(15,725)	(12,275)

Total	$2,338	$3,348	$19,438

(1)	Net sales from discontinued brand.

(2)	Primarily unallocated overhead.

      The following table sets forth certain operating data as a percentage of net sales for the periods indicated.

	Years Ended December 31,			Percent Increase (Decrease)

	2001	2002	2003	2001 to 2002	2002 to 2003

Net sales	100.0%	100.0%	100.0%	8.4%	22.1%
Cost of sales	57.8	58.1	57.6	8.8	21.1

Gross profit	42.2	41.9	42.4	7.7	23.6
Selling, general and administrative expenses	37.1	35.3	26.8	3.0	(7.3)
Litigation expense (income)	2.5	3.2	(0.4)	41.6	NM

Income from operations	2.6	3.4	16.0	43.2	480.6
Interest expense (income) and other	(0.5)	0.5	3.7	NM	803.6

Income before income taxes and cumulative effect of a change in accounting principle	3.1	2.9	12.3	1.2	423.3
Income taxes	1.3	1.2	4.7	3.3	368.1

Income before cumulative effect of a change in accounting principle	1.8	1.7	7.6	(0.4)	465.1
Cumulative effect of a change in accounting principle	—	(9.1)	—	NM	NM

Net income (loss)	1.8%	(7.4)%	7.6%	NM	NM

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

      Overview. In 2003, we had net sales of $121,055,000 and income from operations of $19,438,000 compared to net sales of $99,107,000 and income from operations of $3,348,000 in 2002. These results were due in part to increased demand for our Teva and UGG product lines, partially offset by a decline in net sales of our Simple product line. In addition, 2003 was the first full year of operations following our acquisition in November 2002 of the Teva Rights, which resulted in the elimination of royalty and other license costs of $4,495,000 and resulted in net sales of $6,501,000 attributed to our Internet and catalog retailing business that was a part of the Teva Rights acquisition. The acquisition of the Teva Rights resulted in significant new borrowings and incremental interest expense in 2003 of $4,557,000.

      Net Sales. Net sales increased by $21,948,000, or 22.1%, from $99,107,000 in 2002 to $121,055,000 in 2003. Net sales increased in 2003 due primarily to: (1) an increase in the number of units sold of Teva and UGG offset in part by a decline in the number of units sold of Simple, resulting in a 22.9% overall increase in the volume of footwear sold from 4,120,000 pairs in 2002 to 5,063,000 pairs in 2003, and (2) the inclusion of the Internet and catalog retailing business obtained as part of the Teva Rights acquisition. This increase in unit sales volume was partially offset by a 2.7% decline in average selling price per unit from $23.66 in 2002 to $23.03 in 2003.

      Net wholesale sales of Teva increased by $7,934,000, or 12.2%, from $64,849,000 in 2002 to $72,783,000 in 2003. This increase was primarily due to increased sales volume of sport sandals resulting from an improvement in retail sell-through, the favorable impact of the strong Euro on European sales, selective addition of new distribution channels in our domestic market, increased sales volume of thongs and slides and increased sales volume of certain styles of the recently introduced closed-toe footwear offerings. See “— Overview — Teva Overview” above.

      Net wholesale sales of UGG increased by $11,070,000, or 47.1%, from $23,491,000 in 2002 to $34,561,000 in 2003. This was largely as a result of heightened demand in 2003 caused by the growing popularity of the brand, significantly increased brand awareness and considerable celebrity exposure. The

UGG sales volume increase was also due to strong retail sell-through, expansion of the product line to include more casual footwear styles and continued geographical expansion across the U.S. See “— Overview — UGG Overview” above.

      Net wholesale sales of Simple decreased by $2,949,000, or 29.0%, from $10,159,000 in 2002 to $7,210,000 in 2003. This decline was caused by a variety of factors, including competition in the casual footwear market and a $668,000 decline in sales volume in the international markets. These volume declines were partially offset by a $469,000 increase in sales volume of the moderately priced Simple suede, fleece-lined boot, which we introduced in the fourth quarter of 2003. See “— Overview — Simple Overview” above.

      For the period from the November 25, 2002 acquisition date through December 31, 2002, net sales of the Internet and catalog retailing business totaled $608,000, including retail sales of Teva of $255,000, UGG of $310,000 and Simple of $43,000. In 2003, net sales of the Internet and catalog retailing business aggregated $6,501,000, including retail sales of Teva of $3,687,000, UGG of $2,300,000 and Simple of $514,000. See “— Overview — Internet and Catalog Retailing Overview” above.

      International sales for all of our products increased by $1,516,000, or 7.3%, from $20,829,000 in 2002 to $22,345,000 in 2003, representing 21.0% of net sales in 2002 and 18.5% of net sales in 2003. The higher dollar amount of international sales resulted from our international expansion strategy in 2003 combined with the favorable impact of the strong Euro while the lower percentage of international sales to net sales for 2003 reflects the growth of our domestic business.

      Gross Profit. Gross profit increased by $9,815,000, or 23.6%, from $41,530,000 in 2002 to $51,345,000 in 2003. As a percentage of net sales, gross profit margin increased from 41.9% in 2002 to 42.4% in 2003. The increase in gross margin was due to several factors, including an above average gross margin at the newly acquired Internet and catalog retailing business, the favorable impact of the strong Euro and lower production overhead costs per pair, partially offset by an increase in close-out sales.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A, decreased by $2,547,000, or 7.3%, from $34,954,000 in 2002 to $32,407,000 in 2003. As a percentage of net sales, SG&A decreased from 35.3% in 2002 to 26.8% in 2003. The decrease in the dollar amount of SG&A expenses was primarily due to the elimination of Teva royalty expenses and related Teva license cost amortization of $4,495,000. In addition, we had a $1,281,000 decrease in bad debt expense which was largely due to improvements in our credit and collections staff, improvements in our credit and collections policies and procedures and the non-recurrence of the 2002 collections difficulties encountered during the initial stages of the implementation of a new enterprise resource planning, or ERP, computer system. While we believe these improvements will continue to benefit our future collections efforts, we can provide no assurances about the levels of future bad debt expenses, as many other factors contribute to our overall bad debt risk including the future financial strength of our customers, which is difficult to predict. We also experienced a reduction in overall advertising expenses of $862,000. These cost reductions were partially offset by increased operating expenses related to the newly acquired Internet and catalog retailing business of $1,715,000. SG&A expenses as a percentage of net sales decreased in 2003 due to the overall reduction in SG&A expenses as discussed above as well as the leverage of our fixed costs over a larger revenue base.

      Litigation Expense (Income). In 2002, we recorded special litigation charges of $3,228,000 related to a lawsuit filed against us in the state of Montana in 1995. The case was settled and paid in full in November 2002. In 2003, we received a favorable $500,000 resolution in a European anti-dumping duties matter.

      Income from Operations. Income from operations increased by $16,090,000, or 480.6%, from $3,348,000 in 2002 to $19,438,000 in 2003. This was due primarily to: (1) increased gross profit contribution of $9,815,000, (2) elimination of the Teva royalty expenses and related Teva license cost amortization of $4,495,000, (3) the non-recurrence of the 2002 litigation costs of $3,228,000 and (4) improved profitability resulting from the acquisition of the Internet and catalog retailing business in November 2002 of approximately $954,000.

      Income from operations of Teva wholesale increased by $9,728,000, or 81.0%, from $12,011,000 in 2002 to $21,739,000 in 2003. This increase was largely due to the $7,934,000 increase in net sales, the elimination of $3,739,000 of Teva royalty expense and $756,000 of Teva license cost amortization, a decrease in Teva advertising and marketing costs, and a reduction in bad debt expense of $965,000. These were partially offset by increases in Teva selling commissions on the higher sales volume and increased payroll costs of $783,000.

      Income from operations of UGG wholesale increased by $3,413,000, or 51.8%, from $6,589,000 in 2002 to $10,002,000 in 2003. This was largely due to the $11,070,000 increase in net sales, partially offset by a $583,000 increase in sales commissions on the higher sales volume, increased payroll costs of $232,000, increased advertising and marketing costs and the non-recurrence of a $300,000 chargeback received from a factory in 2002.

      Income from operations of Simple wholesale decreased by $1,455,000 from income from operations of $279,000 in 2002 to a loss from operations of $1,176,000 in 2003. This was primarily due to a $2,949,000 decline in net sales during the period attributed to both the domestic and international markets. In addition, the Simple brand was negatively affected by the increased impact of closeout sales and increased payroll costs in 2003.

      Income from operations of our Internet and catalog business increased by $954,000, or 491.8%, from $194,000 for the period from the November 25, 2002 acquisition date through December 31, 2002 to $1,148,000 in 2003. This was largely due to the full year impact during 2003 and the general continued growth in popularity of online sales.

      Income from operations included unallocated overhead costs, which decreased by $3,450,000, or 21.9%, from $15,725,000 in 2002 to $12,275,000 in 2003. This was largely due to the net change in litigation expense (income) of $3,728,000 between 2002 and 2003.

      Other Expense (Income). Net interest expense was $406,000 in 2002 compared with a net interest expense of $4,557,000 in 2003. This was primarily due to our significantly increased borrowings in order to finance our purchase of the Teva Rights in November 2002. In addition, in connection with early repayments of $2,000,000 of subordinated notes in June 2003 and $2,000,000 in December 2003, we incurred approximately $380,000 of expenses, including prepayment penalties and the write-off of a pro rata share of the previously capitalized loan costs. Other expense (income) exclusive of interest expense (income) was not material in either year.

      Income Taxes. In 2002, income tax expense was $1,224,000, representing an effective income tax rate of 43.0%. In 2003, income tax expense was $5,730,000 representing an effective income tax rate of 38.5%. The decrease in the effective tax rate was primarily due to two factors. First, the rate reduction occurred as certain non-deductible Teva license amortization costs were eliminated in connection with the Teva Rights acquisition. Second, we restructured our international operations which resulted in a reduced effective tax rate.

      Net Income. On January 1, 2002, we implemented Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings but instead be reviewed periodically for impairment. The implementation of SFAS No. 142 resulted in a goodwill impairment charge of $8,973,000 (net of the related income tax benefit of $843,000), or $0.92 per diluted share, during 2002. This non-cash impairment charge included a write down of approximately $1,200,000, on an after tax basis, for Simple goodwill and approximately $7,800,000 for UGG goodwill. We recorded the impairment charge as a cumulative effect of a change in accounting principle in the accompanying consolidated statement of operations for 2002. In 2002, net income before cumulative effect of a change in accounting principle was $1,620,000, or $0.17 per diluted share, and the net loss after the cumulative effect of a change in accounting principle was $7,353,000, or $0.75 per diluted share. In 2003, net income was $9,154,000, or $0.77 per diluted share.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

      Overview. In 2002, we had sales of $99,107,000 and income from operations of $3,348,000 compared to net sales of $91,461,000 and income from operations of $2,338,000 in 2001. These results were due in part to increased demand for our Teva and UGG product lines, partially offset by a slight decline in net sales of our Simple product line. In addition, we acquired the Teva Rights in November 2002, which added $608,000 in net sales from the Internet and catalog business, and we settled the Montana lawsuit for $3,228,000 in November 2002.

      Net Sales. Net sales increased by $7,646,000, or 8.4%, from $91,461,000 in 2001 to $99,107,000 in 2002. This was largely due to an increase in the number of units sold, primarily in the domestic Teva and UGG brands, but offset by a decrease in the number of Simple units sold, which contributed to an overall increase of 11.2% in the volume of footwear sold from 3,705,000 pairs in 2001 to 4,120,000 in 2002. The increase also resulted from the addition of net sales from the Internet and catalog retailing business of $608,000 which was acquired in November 2002. These net sales increases were partially offset by a 2.5% decline in average selling price per unit from $24.26 in 2001 to $23.66 in 2002.

      Net wholesale sales of Teva increased by $3,628,000, or 5.9%, from $61,221,000 in 2001 to $64,849,000 in 2002. This increase was largely attributable to an improvement in retail sell-through, increasing sales volume of our sport sandals and the introduction of our new fall 2002 line of closed-toe rugged outdoor footwear. Also, certain European distributors purchased $1,600,000 more of the upcoming spring season’s product in the fourth quarter of 2002 than they did in the fourth quarter of 2001, a portion of which was a shift in volume between the fourth quarter of 2002 and the first quarter of 2003.

      Net wholesale sales of UGG increased by $4,306,000, or 22.4%, from $19,185,000 for 2001 to $23,491,000 in 2002. This was as a result of continued geographical expansion across the U.S., the introduction of several new styles of casual footwear and strong retail sell-through for the brand.

      Net wholesale sales of Simple decreased by $694,000, or 6.4%, from $10,853,000 for 2001 to $10,159,000 in 2002. This was attributed to a decline in international sales of $1,326,000. This international volume decline was partially offset by increased sales volume in the domestic market of $632,000 resulting primarily from an increase in the volume of discounted sales.

      Net sales of the Internet and catalog retailing business for the period from the November 25, 2002 acquisition date through December 31, 2002 aggregated $608,000, including retail sales of Teva of $255,000, UGG of $310,000 and Simple of $43,000. The Teva Rights acquisition did not have a significant impact upon operations in 2002 due to its close proximity to year-end.

      International sales for all brands decreased slightly from $21,096,000 in 2001 to $20,829,000 in 2002, representing 23.1% of net sales in 2001 and 21.0% in 2002.

      Gross Profit. Gross profit increased by $2,972,000, or 7.7%, from $38,558,000 in 2001 to $41,530,000 in 2002. As a percentage of net sales, gross profit margin decreased slightly from 42.2% in 2001 to 41.9% in 2002. The decrease in gross margin was due to several factors including an increased impact of closeout volume, particularly for the Simple brand. In addition, the gross margin in 2002 was negatively impacted by a $260,000 factory charge for tooling costs in 2002. The impact of these items was partially offset by a $262,000 reduction in inventory write-downs in 2002 compared to 2001, gross margin improvement as a result of a shift in UGG’s sales mix toward higher margin styles sourced from the Far East and the negotiation and receipt of a $300,000 chargeback from a factory in the first quarter of 2002 related to the settlement of a dispute that arose in 2001.

      Selling, General and Administrative Expenses. SG&A increased by $1,014,000, or 3.0%, from $33,940,000 in 2001 to $34,954,000 in 2002. As a percentage of net sales, SG&A decreased from 37.1% in 2001 to 35.3% in 2002. The increase in SG&A expenses was primarily due to an increase in personnel costs of $1,568,000, increased marketing expenses of $1,435,000 and increased costs related to a new computer system of $625,000 during 2002. These increases were partially offset by the elimination of approximately $809,000 of goodwill amortization resulting from the implementation of SFAS 142 on January 1, 2002, a net reduction in warehousing costs of $516,000 resulting from bringing this function in-house, the net reductions in royalty and other expenses of $479,000 caused by our acquisition of the Teva Rights during the fourth quarter of 2002, reduced domestic sales commissions of $384,000 paid to our independent sales force as a result of bringing more accounts in-house and a $206,000 reduction in bank fees resulting from our move to a new bank in 2002, among other cost reductions. Despite the overall increase in dollar amount, SG&A expenses as a percentage of net sales decreased from 2001 to 2002 as certain operating costs are fixed and did not increase in proportion to the increase in net sales.

      Litigation Expense. We recorded litigation charges of $2,180,000 in 2001 and $3,228,000 in 2002 related to the lawsuit filed against us in Montana in 1995. The matter was settled and paid in full during the fourth quarter of 2002. In addition, we recorded litigation expense of $100,000 in 2001 related to a European anti-dumping duties matter.

      Income from Operations. Income from operations increased by $1,010,000, or 43.2%, from $2,338,000 in 2001 to $3,348,000 in 2002. This was due primarily to the increased margin on sales volume of $2,972,000 and the elimination of $809,000 of goodwill amortization resulting from the adoption of SFAS 142 in 2002, partially offset by increases in certain operating costs and increased litigation expense of $948,000.

      Income from wholesale operations of Teva decreased by $396,000, or 3.2%, from $12,407,000 in 2001 to $12,011,000 in 2002. This slight decrease was largely due to increased marketing costs of $906,000, the addition of European sales agency commissions of $618,000, increased bad debt expense of $261,000, slightly lower gross margins on our newly introduced closed-toe footwear line and the $260,000 factory charge for tooling costs in 2002. These factors were partially offset by the increase in sales in both the domestic and international markets, lower royalty and other costs of $479,000 resulting from the purchase of the Teva Rights during the fourth quarter of 2002 and reduced domestic sales commissions of $293,000 paid to our independent sales force as a result of bringing more accounts in-house.

      Income from wholesale operations of UGG increased by $2,915,000, or 79.3%, from $3,674,000 in 2001 to $6,589,000 for 2002. This was largely due to the increase in sales, gross margin improvement as a result of a shift in sales mix toward higher margin styles sourced from the Far East, an increase in gross margin from the receipt of the factory credit of $300,000 in 2002 and the elimination of goodwill amortization of $590,000 resulting from the adoption of SFAS No. 142 in 2002, partially offset by a $420,000 increase in marketing expense.

      Income from wholesale operations of Simple increased by $38,000, or 15.8%, from $241,000 in 2001 to $279,000 in 2002. This increase was due primarily to a decrease in inventory write-downs of $202,000, a reduction in bad debt expense of $345,000 and the elimination of goodwill amortization of $167,000 resulting from the adoption of SFAS No. 142 during 2002, among other cost reductions. These improvements were nearly offset by a $694,000 decrease in net sales, an increase in the proportion of closeout sales compared to regular full margin sales and a slight increase in marketing and promotional costs of $88,000.

      Income from operations of our Internet and catalog retailing business was $194,000 in 2002, representing the operating earnings attributed to this newly acquired business for the period from the November 25, 2002 acquisition date through December 31, 2002.

      Income from operations included unallocated overhead costs, which increased by $1,741,000, or 12.4%, from $13,984,000 in 2001 to $15,725,000 in 2002. This was largely due to an increase of $948,000 in litigation expense in 2002.

      Other Expense (Income). Net interest income was $308,000 in 2001 compared with net interest expense of $406,000 in 2002. This was primarily due to the significantly increased borrowings in order to finance the purchase of the Teva Rights in 2002, as well as lower interest rates earned on invested cash in 2002. Other expense (income) exclusive of interest expense (income) was not material in either year.

      Income Taxes. In 2001, income tax expense was $1,185,000, representing an effective income tax rate of 42.2%. In 2002, income tax expense was $1,224,000, representing an effective income tax rate of 43.0%. The increase was due to minor fluctuations in the treatment of various financial statement and taxable basis differences.

      Net Income (Loss). In 2001, we had net income of $1,626,000, or $0.17 per diluted share. Our adoption of SFAS No. 142 on January 1, 2002 resulted in a goodwill impairment charge of $8,973,000 (net of the related income tax benefit of $843,000), or $0.92 per diluted share, during 2002. Net income before cumulative effect of a change in accounting principle was $1,620,000, or $0.17 per diluted share, in 2002, and net loss after the cumulative effect of a change in accounting principle was $7,353,000, or $0.75 per diluted share, in 2002.

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements other than operating leases. See “— Contractual Obligations” below. We do not believe that these operating leases are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Liquidity and Capital Resources

      Prior to the acquisition of the Teva Rights, we financed our working capital and operating needs using a combination of the cash generated from operations and the credit availability under our $20,000,000 revolving credit facility. In addition to these sources of financing, in connection with the acquisition of the Teva Rights in 2002, we obtained approximately $34,000,000 of incremental financing from additional senior and subordinated debt arrangements. This additional financing was used solely to fund the Teva acquisition, whereas the cash from operations and the available credit under the revolving credit facility continue to provide the cash required for our working capital and operating needs.

      The seasonality of our business requires us to build inventory levels in anticipation of the sales for the coming season. Teva generally begins to build inventory levels beginning in the fourth quarter and first quarter in anticipation of the spring selling season that occurs in the first and second quarters, whereas UGG begins to build its inventories in the second quarter and third quarter to support sales for the fall and winter selling seasons, which historically occur during the third and fourth quarters. However, given the currently increased demand for UGG products, we also expect to build additional UGG inventories during the first quarter of 2004 for deliveries that will begin in the second quarter. Our Simple product line is less seasonal than our Teva and UGG lines and has significantly fewer inventory fluctuations.

      Our cash flow cycle includes the purchase of these inventories, the subsequent sale of the inventories and the eventual collection of the resulting accounts receivable. As a result, our working capital requirements begin when we purchase the inventories and continue until we ultimately collect the resulting receivables. Given the seasonality of our Teva and UGG brands, our working capital requirements fluctuate significantly throughout the year. The cash required to fund these working capital fluctuations is generally provided using a combination of our internal cash flows and borrowings under our revolving credit facility. During 2003, the net borrowings under our line of credit, net of cash balances, fluctuated by approximately $9,935,000 between our highest net cash position in December 2003 and our peak borrowing period in September 2003.

      Cash from Operating Activities. Net cash provided by operating activities increased from $7,991,000 in 2002 to $17,627,000 in 2003. Net cash provided by operating activities in 2003 was largely due to an improvement in net earnings (exclusive of the cumulative effect of the change in accounting principle in 2002) of $7,534,000 and a decrease in trade accounts receivable of $2,106,000 in 2003 as compared to 2002. Working capital remained essentially the same from 2002 to 2003.

      Cash from Investing Activities. In 2002, net cash used in investing activities was $44,731,000, including $43,254,000 of cash paid in conjunction with the acquisition of the Teva Rights, plus approximately $1,477,000 of capital expenditures. In 2003, net cash used in investing activities was $705,000, which was comprised almost entirely of cash used for capital expenditures. In 2002, our capital expenditures were greater than in 2003 because in 2002 we completed the implementation of our ERP computer system and we incurred most of the costs related to the expansion of our distribution facility that we began in September 2002 and completed in March 2003.

      Cash from Financing Activities. In 2002, net cash provided by financing activities was $24,542,000, largely due to the proceeds from the various sources of financing obtained to finance the acquisition of the Teva Rights. In 2003, net cash used in financing activities aggregated $14,091,000, including the repayment of long-term debt of $8,934,000 and the repurchase of all outstanding convertible preferred stock for $5,938,000, offset by proceeds from stock issuances of $781,000.

      Our liquidity consists primarily of cash, trade accounts receivable, inventories and a revolving credit facility. At December 31, 2003, working capital was $22,803,000 including $6,662,000 of cash. Cash provided by operating activities aggregated $17,627,000 in 2003. Trade accounts receivable decreased by 10.1% from $20,851,000 at December 31, 2002 to $18,745,000 at December 31, 2003 notwithstanding net sales having increased 38.7% during the fourth quarter ended December 31, 2003 over the comparable prior period. Accounts receivable turnover improved from 4.8 times in 2002 to 6.1 times in 2003. This improvement resulted from the hiring of more qualified credit and collections staff, the improvement in collections policies and procedures, and the non-recurrence of the fiscal 2002 collections difficulties encountered during the initial stages of the implementation of the new ERP system.

      During the same period, inventories increased by 5.5% from $17,067,000 at December 31, 2002 to $18,004,000 at December 31, 2003, reflecting a $4,486,000 increase in Teva inventory, a $1,921,000 decrease in UGG inventory and a $1,628,000 decrease in Simple inventory at year end. Overall, inventory turnover improved from 3.2 times in 2002 to 4.0 times in 2003. The $4,486,000 increase in Teva inventory occurred because the factories delivered more Teva products in 2003 for the 2004 season than they did in 2002 for the 2003 season due to our efforts to improve our on-time deliveries to our customers and to enable us to better deliver complete orders to our customers earlier for the 2004 spring season. The increase in Teva inventory was also needed to support an expected increase in Teva sales for the first quarter of 2004 compared to actual sales for the first quarter of 2003. The $1,921,000 decrease in UGG inventory at December 31, 2003 was due to the heightened demand experienced in the latter part of 2003, which significantly depleted our year-end inventory levels for many of the most popular UGG styles. The $1,628,000 decrease in Simple inventory at December 31, 2003 reflects our continuing efforts to reduce the levels of our closeout inventories and to bring our Simple inventory into stock closer to when it is expected to be shipped to our customers.

      Our revolving credit facility with Comerica Bank-California provides for a maximum availability of $20,000,000 subject to a borrowing base. In general, the borrowing base is equal to 75% of eligible accounts receivable, as defined, and 50% of eligible inventory, as defined. Up to $10,000,000 of borrowings may be in the form of letters of credit. The facility bears interest at the lender’s prime rate (4.00% at December 31, 2003) or, at our option, at LIBOR (1.12% at December 31, 2003) plus 1.00% to 2.50%, depending on our ratio of liabilities to earnings before interest, taxes, depreciation and amortization, or EBITDA, and is secured by substantially all of our assets. The facility included an upfront fee of $230,000 and includes subsequent annual commitment fees of $100,000. The facility expires on June 1, 2005. At December 31, 2003, we had no outstanding borrowings under the facility, no foreign currency reserves for outstanding forward contracts and no outstanding letters of credit. We had credit availability under the facility of $19,283,000 at December 31, 2003.

      On November 25, 2002, we completed the acquisition of the Teva Rights from Mark Thatcher and his wholly-owned company, Teva Sport Sandals, Inc., for approximately $62,300,000, including transaction costs of approximately $300,000. We paid cash in the amount of $43,000,000 and issued to Mr. Thatcher a junior subordinated note in the principal amount of $13,000,000, convertible preferred stock of $5,500,000, 100,000 shares of common stock valued at approximately $368,000 and options to purchase 100,000 shares of common stock valued at approximately $187,000. The $13,000,000 of junior subordinated note includes a coupon interest rate of 7.00% and an additional interest rate of 2.00%, which is to be accrued and paid at the maturity date in 2008. The note may be prepaid without penalty. Concurrent with the acquisition, we entered into an employment agreement for advice on Teva matters with Mr. Thatcher through November 2007, which provides for an annual base salary of $276,875, and we received a non-compete agreement from Mr. Thatcher, which expires two years after termination of employment.

      In connection with the Teva Rights acquisition, we entered into two additional financing arrangements, including a $7,000,000 term loan from Comerica Bank-California and a $14,000,000 subordinated note from The Peninsula Fund III Limited Partnership, both unrelated parties. Based on intercreditor agreements between the various parties, we generally were not permitted to repay the subordinated note or the junior subordinated note or repurchase the convertible preferred stock without the prior approval and consent of Comerica Bank-California. Likewise, we generally were not permitted to repay the junior subordinated note or repurchase the convertible preferred stock without the prior approval and consent of both Comerica Bank-California and the holder of the subordinated notes.

      Since initially entering into these financing arrangements, we have taken several steps to improve our capital structure. After obtaining the requisite approvals discussed above, we made the following changes:

•	During 2003, we prepaid $4,000,000 of the $14,000,000 subordinated note, consisting of a $2,000,000 prepayment in June 2003 and another $2,000,000 in December 2003. In connection with the prepayments in 2003, we incurred prepayment penalties of $100,000 and wrote off approximately $280,000 of previously capitalized loan origination costs. These costs have been included in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 2003. Additionally, we prepaid $3,000,000 of the subordinated note in January 2004, bringing the total prepayments to an aggregate of $7,000,000 since inception. As a result of the prepayments, the balance of the subordinated note outstanding at December 31, 2003 was $10,000,000 and the balance outstanding at January 31, 2004 was $7,000,000. By making these prepayments, replacing $7,000,000 of the subordinated note with lower cost financing, we expect to save more than $750,000 in annual interest costs for each of the next five years.

•	In December 2003, we repurchased all of the outstanding convertible preferred stock for $5,500,000. In connection with the repurchase, we paid the holder a premium of approximately $438,000, which is treated as a capital transaction and accordingly had no impact on net income in 2003, although the repayment reduced income (loss) per share applicable to common stockholders. Going forward, the transaction is expected to eliminate approximately 1,514,000 shares from the weighted average diluted shares outstanding calculation beginning in 2004.

•	During 2003, we paid $3,500,000 of the term loan in accordance with the scheduled payment terms. In December 2003, we renegotiated with the lender and reset the term loan to $7,000,000. We used the $3,500,000 of additional proceeds in conjunction with cash generated from operations to fund the repayment of the subordinated notes and to repurchase the convertible preferred stock discussed above to take advantage of lower interest rates.

      The renegotiated $7,000,000 term loan is secured by all of our assets and bears interest at the prime rate (4.00% at December 31, 2003) plus 2.50%, or, at our option, at LIBOR (1.12% at December 31, 2003) plus 3.25%. In accordance with the amended payment terms, interest is payable monthly, an initial principal payment of $1,750,000 is payable May 31, 2004 and the remaining principal is payable in monthly installments of approximately $292,000 from June 2004 to November 2005. We incurred a fee of $35,000 in connection with the increase in term loan borrowings in December 2003.

      The remaining $10,000,000 of the subordinated note outstanding at December 31, 2003 ($7,000,000 at January 31, 2004) is secured by a secondary security position in all assets, with principal payable in quarterly installments of $1,500,000 beginning in November 2007 and the balance due in full in November 2008. The subordinated note bears interest at 16.75%, of which 12.00% is payable monthly and 4.75% can be deferred at our option and compounds monthly until the 2008 maturity date. During 2003, we elected not to defer any interest costs and as a result paid all interest as it was incurred. In the event that we decide to prepay all or a portion of the subordinated note, we will be required to pay prepayment penalties of 4.00% of the portion prepaid prior to November 25, 2004, with no penalties for prepayments thereafter. In connection with the issuance of the subordinated note, we incurred costs of approximately $1,000,000, including investment banking fees, loan commitment fees and legal costs. These origination costs are included in other assets in the accompanying consolidated financial statements and are being amortized over the term of the loan.

      The $13,000,000 junior subordinated note is due in November 2008. The junior subordinated note bears interest at 9.00%, of which 7.00% is payable annually and 2.00% may be deferred at our option and compounds annually until the 2008 maturity date. During 2003, we elected to defer payment of the 2.00% deferred interest component. The junior subordinated note is unsecured and subordinated to the subordinated note, the term loan and the bank credit facility and does not have prepayment penalties. The junior subordinated note provides the holder with the right to designate one member of our board of directors. At December 31, 2003, the outstanding balance on the junior subordinated note was $13,000,000, plus the deferred interest of $287,000.

      In accordance with its terms, the convertible preferred stock was callable by us through November 25, 2005 at face amount plus an additional 10.00% per year and was convertible into common stock by the holder after November 25, 2005, if not previously called, at a conversion price of $3.632 per share (the fair market value of the common stock on the issue date). As noted above, we repurchased the convertible preferred stock in its entirety in December 2003, thus eliminating the potential for any future conversion into common stock.

      The agreements underlying the bank credit facility, the term loan and the subordinated note contain several financial covenants including a quick ratio requirement, profitability requirements and cash flow coverage requirements, among others, as well as a prohibition on the payment of dividends. We were in compliance with all covenants at December 31, 2003 and remain so as of the date of this prospectus.

      We expect to pay off the remaining $7,000,000 of the term loan, $7,000,000 of the subordinated note and $13,000,000 of the junior subordinated note from the proceeds of this offering. See “Use of Proceeds.” Upon the completion of this offering and repayment of our outstanding debt, the borrowing availability under our revolving credit facility will be the full $20,000,000 amount of the facility, subject to the borrowing base lending requirements.

      Capital expenditures totaled $663,000 in 2003 and related primarily to the replacement of certain computer equipment, the expansion and new racking at our distribution center and costs related to new Teva promotional vehicles. We currently have no material commitments for future capital expenditures but estimate that the capital expenditures for 2004 will range from $700,000 to $1,000,000 and will include an upgrade of the distribution center computer system, new trade show booths and replacements and upgrades of certain other computer equipment. The actual amount of capital expenditures for 2004 may differ from this estimate, largely depending on any unforeseen needs to replace existing assets.

      Contractual Obligations. The following table summarizes our contractual obligations at December 31, 2003 and the effects such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period

					More than
	Total	Less than 1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	$30,287,000	$3,792,000	$3,208,000	$23,287,000	—
Operating lease obligations	3,804,000	1,176,000	2,250,000	378,000	—

Total	$34,091,000	$4,968,000	$5,458,000	$23,665,000	—

      Additionally, we have significant interest payment requirements on the long-term debt obligations discussed above. Assuming we continue to pay both the current interest portion (12.00%) and the deferred interest portion (4.75%) of the subordinated note on a monthly basis and assuming we continue to pay annually only the current interest portion (7.00%) while deferring the deferred interest portion (2.00%) of the junior subordinated note, the annual interest payment requirements for our long-term debt obligations are as follows, after giving effect to the $3,000,000 prepayment of the subordinated note in January 2004:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Interest payments	$12,042,000	$2,517,000	$4,343,000	$5,182,000	—

      The above table does not include interest on the bank credit facility, as the outstanding borrowings on the facility are variable. While there were no outstanding borrowings under the facility at December 31, 2003, we anticipate that we may borrow under the facility in 2004 in order to meet our seasonal working capital needs. In 2003, the average outstanding borrowings under the facility were $2,136,000 and the aggregate interest costs under the facility were $103,000.

      In February 2002, we agreed to guarantee up to $1,000,000 of a bank loan of Doug Otto, our Chairman of the Board, Chief Executive Officer and President, which matures June 1, 2004. The guarantee is through the maturity date of the loan, and we would have to pay under the guarantee should Mr. Otto default on the loan. As of December 31, 2003, approximately $1,000,000 was outstanding under the loan. The fair value of the guarantee was immaterial at December 31, 2003.

      We believe that internally generated funds, the available borrowings under our existing credit facilities, cash on hand and the net proceeds of this offering will provide sufficient liquidity to enable us to meet our current and foreseeable working capital requirements. However, risks and uncertainties that could impact our ability to maintain our cash position include our growth rate, the continued strength of our brands, our ability to respond to changes in consumer preferences, our ability to collect our receivables in a timely manner, our ability to effectively manage our inventories and the volume of letters of credit used to purchase product, among others. We have demonstrated our strong liquidity by the debt prepayments and the convertible preferred stock redemption in 2003 totaling $14,872,000. If this offering is not completed or if our earnings are not as high as we anticipate, we will not be as aggressive in our repayment strategies in 2004. See “Risk Factors” for a discussion of additional factors that may affect our working capital position.

Quantitative and Qualitative Disclosures about Market Risk

      Derivative Instruments. Although we have used foreign currency hedges in the past, we no longer utilize forward contracts or other derivative instruments to mitigate exposure to fluctuations in the foreign currency exchange rate as all of our purchases and sales for the foreseeable future will be denominated in U.S. currency.

      Market Risk. Our market risk exposure with respect to financial instruments is to changes in the “prime rate” in the U.S. and changes in LIBOR. Our revolving line of credit and our term loan provide for interest on outstanding borrowings at rates tied to the prime rate or at our election tied to LIBOR. At December 31, 2003, we had no outstanding borrowings under the revolving line of credit and $7,000,000 outstanding borrowings under the term loan. A 1.00% increase in interest rates on our current borrowings would have a $70,000 impact on income (loss) before income taxes.

Impact of Inflation

      We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our net sales or profitability.

Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures about contingent liabilities and the reported amounts of net sales and expenses during the reporting period. Management bases these estimates and assumptions upon historical experience, existing, known circumstances, authoritative accounting pronouncements and other factors that management believes to be reasonable under the circumstances. Management reasonably could use different estimates and assumptions, and changes in estimates and assumptions could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We have historically been accurate in our estimates used for the reserves and allowances below. We believe that the estimates and assumptions below are among those most important to an understanding of our consolidated financial statements contained in this prospectus.

      Allowance for Doubtful Accounts. We provide a reserve against trade accounts receivable for estimated losses that may result from customers’ inability to pay. We determine the amount of the reserve by analyzing known uncollectible accounts, aged trade accounts receivables, economic conditions, historical experience and the customers’ credit-worthiness. Trade accounts receivable that are subsequently determined to be uncollectible are charged or written off against this reserve. The reserve includes specific reserves for accounts which are identified as potentially uncollectible, plus a general reserve for the balance of accounts. Reserves have been fully established for all expected or probable losses of this nature. The gross trade accounts receivable balance was $20,871,000 and the allowance for doubtful accounts was $1,581,000 at December 31, 2003. Our use of different estimates and assumptions could produce different financial results. For example, a 1.0% change in the rate used to estimate the reserve for the accounts not specifically identified as uncollectible would change the allowance for doubtful accounts by $174,000.

      Reserve for Sales Discounts. A significant portion of our domestic net sales and resulting trade accounts receivable reflects a discount that the customers may take, generally based upon meeting certain order, shipment and payment timelines. We estimate the amount of the discounts that are expected to be taken against the period-end trade accounts receivable and we record a corresponding reserve for sales discounts. We determine the amount of the reserve for sales discounts considering the amounts of available discounts in the period-end accounts receivable aging and historical discount experience, among other factors. At December 31, 2003 the reserve for sales discounts was approximately $545,000. Our use of different estimates and assumptions could produce different financial results. For example, a 10% change in the estimate of the percentage of accounts that will ultimately take their discount would change the reserve for sales discounts by $50,000.

      Allowance for Estimated Returns. We record an allowance for anticipated future returns of goods shipped prior to period-end. In general, we accept returns for damaged or defective products but discourage returns for other reasons. We base the amount of the allowance on any approved customer requests for returns, historical returns experience and any recent events that could result in a change in historical returns rates, among other factors. The allowance for returns at December 31, 2003 was $1,245,000. Our use of different estimates and assumptions could produce different financial results. For example, a 1.0% change in the rate used to estimate the percentage of sales expected to ultimately be returned would change the reserve for returns by approximately $300,000.

      Inventory Write-Downs. Inventories are stated at lower of cost or market. We review the various items in inventory on a regular basis for excess, obsolete and impaired inventory. In doing so, we write the inventory down to the lower of cost or estimated future net selling prices. Inventories were stated at $18,004,000, net of inventory write-downs of $882,000 at December 31, 2003. Our use of different estimates and assumptions could produce different financial results. For example, a 10% change in estimated selling prices of our potentially obsolete inventory would change the inventory write-down amount by approximately $204,000.

      Valuation of Goodwill, Intangible and Other Long-Lived Assets. We periodically assess the impairment of goodwill, intangible and other long-lived assets based on assumptions and judgments regarding the carrying value of these assets. We consider the assets to be impaired if we determine that the carrying value may not be recoverable. Among other considerations, we consider the following factors:

•	the assets’ ability to continue to generate income from operations and positive cash flow in future periods;

•	our future plans regarding utilization of the assets;

•	any changes in legal ownership of rights to the assets; and

•	changes in consumer demand or acceptance of the related brand names, products or features associated with the assets.

      If we consider the assets to be impaired, we recognize an impairment loss equal to the amount by which the carrying value of the assets exceeds the estimated fair value of the assets. In addition, as it relates to long-lived assets, we base the useful lives and related amortization or depreciation expense on the estimate of the period that the assets will generate sales or otherwise be used by us.

      In 2002, SFAS No. 142, “Goodwill and Other Intangible Assets,” became effective and as a result, we recorded a goodwill impairment charge in the first quarter of 2002. See note 13 to the accompanying consolidated financial statements.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial position or results from operations.

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this standard did not have a material impact on our consolidated financial position or results from operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on our consolidated financial position or results from operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial position or results from operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial position or results from operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and are included in the notes to our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

      In January 2003, the FASB issued Interpretation, or FIN, No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. FIN No. 46 generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. The application of FIN No. 46 did not have a material effect on our consolidated financial statements. In December 2003, the FASB revised FIN No. 46 to exempt certain entities from its requirements and to clarify certain issues arising during the implementation of FIN No. 46. The adoption of this revised interpretation in the first quarter of 2004 is not expected to have any impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that companies classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this Statement are generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material effect on our consolidated financial statements.

BUSINESS

General

      We are a leading designer, producer and brand manager of innovative, high-quality footwear and the category creator in the sport sandal and luxury sheepskin footwear segments. Our footwear is distinctive and appeals broadly to men, women and children. We sell our products through quality domestic retailers and international distributors and directly to end-user consumers through our websites and catalogs. Our primary objective is to build our footwear lines into global lifestyle brands with market leadership positions.

      We market our products under three proprietary brands:

      Teva. Teva is our outdoor lifestyle brand and the category creator of the outdoor sport sandal segment. Teva was created in the 1980’s to serve the demanding footwear needs of the professional river guide community, and this authentic outdoor heritage and commitment to function and performance remain core elements of the Teva brand. We have expanded Teva’s sports sandal line to include casual open-toe footwear, as well as hiking boots, trail running shoes, amphibious footwear and other rugged outdoor footwear styles.

      UGG. UGG is our luxury brand and the category creator in luxury sheepskin footwear. Our UGG line has enjoyed several years of strong growth and positive consumer receptivity, driven by consistent introductions of new styles, introductions of UGG products in the fall and spring seasons and geographic expansion of distribution. We carefully manage the distribution of our UGG line within high-end specialty and department store retailers in order to best reach our target consumers, preserve UGG’s retail channel positioning and maintain UGG’s position as a mid- to upper-price luxury brand.

      Simple. Simple is our moderately priced “anti-brand,” serving the needs of a youthful, irreverent consumer base seeking the comfort of athletic footwear but the styling of more traditional, understated, “back-to-basics” footwear. We have recently revised the Simple line to focus on its successful legacy categories, including sandals, clogs and casual athletic footwear. In addition, Simple enables us to selectively leverage our core footwear design and production competencies in channels of distribution not served by Teva or UGG.

      We believe our ability to continue to grow our future sales, earnings and market share has been significantly enhanced through achievement of three key recent initiatives:

      Teva Rights Acquisition. From 1985 until November 2002, we sold our Teva products under a licensing arrangement with Teva’s founder, Mark Thatcher. In November 2002, we acquired all of the Teva Rights from Mr. Thatcher and his wholly-owned corporation, Teva Sport Sandals, Inc. The acquisition enabled us to gain ownership of the Teva Internet and catalog business and allowed our brand managers to broaden the Teva line into attractive casual open-toe lines and rugged outdoor closed-toe footwear. This expansion of the Teva product line has increased the appeal of the brand and expanded our overall retail placement. The acquisition also enabled us to:

•	eliminate significant royalties and other license costs;

•	eliminate product line expansion constraints under our former license agreement;

•	realize license opportunities for the Teva brand into additional brand-appropriate outdoor categories; and

•	enhance our ability to recruit and retain key senior management.

      Organizational Restructuring. In the last several years, we have reorganized our management infrastructure and developed a decentralized approach that gives our brand managers greater control over product development, marketing, and distribution for their respective brands. This approach strengthens our product development efforts and enables each brand manager to react quickly to important market trends and concentrate on the footwear demands of our customers and end-user consumers. Our brand teams are highly focused on developing new products and marketing programs that drive strong sales growth but remain true to each brand’s heritage. As a result, we have generated gross margins in excess of 41.8% in each of the past two years and achieved compound annual sales growth of approximately 15% during this period, while decreasing our inventory levels by 2% over the same period. Our central management team provides important expertise in disciplines common to each of our brands, including sourcing, time-to-market, quality control, credit, information systems technology and overall management of our capital resources.

      UGG Repositioning. UGG gained brand recognition in the U.S. beginning in 1979 and was adopted as a favored brand by the California surf community. We acquired UGG in 1995 and have carefully re-positioned the brand as the luxury sheepskin collection sold through high-end retailers. While our sales have grown steadily over the past six years, over the past two years UGG has benefited from significant national media attention and celebrity endorsement through our marketing programs and product seeding activities, further raising the profile of UGG as a luxury sheepskin brand. We intend to further support UGG’s market positioning by carefully expanding the selection of styles available in order to build consumer interest in our UGG collection. We also remain committed to limiting distribution of UGG through high-end retail channels.

      Largely as a result of these three initiatives, our net sales have increased by 22.1%, from $99,107,000 in 2002 to $121,055,000 in 2003 and our income from operations has increased by 480.6% from $3,348,000 in 2002 to $19,438,000 in 2003. For 2003, wholesale shipments of Teva, UGG and Simple represented 60.1%, 28.5% and 6.0% of our total net sales, respectively. Sales of our brands through our Internet and catalog division are incremental to our wholesale shipments and generated 5.4% of total net sales in 2003.

History

      We were co-founded by Doug Otto in 1973 as a domestic manufacturer of sandals. We originally manufactured a single line of sandals under the Deckers’ brand name in a small factory in Carpinteria, California. Since then, we have grown through the development and licensing of proprietary technology, targeted marketing and selective acquisitions. In 1985, we entered into our first licensing agreement for Teva sport sandals with Teva’s founder, Mark Thatcher. In 1986, we developed the Universal Strapping System, establishing Teva as the sport sandal category-creator and generating significant national attention for the Teva brand.

      We experienced a period of rapid growth during the late 1980’s and completed our initial public offering in 1993. As our sales grew, we terminated our manufacturing operations in the U.S., Mexico and Costa Rica, and today all of our footwear products are manufactured for us by independent manufacturers in the Far East, Australia and New Zealand. We maintain our own offices in China and Macau to monitor the operations of our Far East manufacturers.

      In order to diversify our sales and leverage our product development and sourcing capabilities, we completed the acquisition of Simple from its founder in a series of transactions between 1993 and 1996. In 1995, we acquired UGG from its founders. After our acquisition of UGG, we initiated a re-positioning of the line, focusing on comfort, luxury and premium distribution channels and developing products that appeal to consumers in a variety of climates.

      From 1985 until November 2002, we sold our Teva products under a licensing arrangement with Teva’s founder, Mark Thatcher. In November 2002, we acquired all of the Teva Rights from Mr. Thatcher and his wholly owned corporation, Teva Sport Sandals, Inc.

Business Strategies

      We seek to differentiate our brands by offering diverse lines that emphasize authenticity, functionality, quality and comfort and products tailored to a variety of activities and demographic groups. Key elements of our business strategies are:

      Build Leading Global Brands. Our mission is to build niche footwear lines into global brands with market leadership positions. Our Teva and UGG brands began as footwear lines appealing to a narrow core enthusiast market. We have since built these lines into substantial global lifestyle brands with significant potential for further growth and line extension. Across our brands, our styles remain true to the brands’ heritage but have been selectively extended over time to broaden their appeal to men, women and children seeking high quality, comfortable styles for everyday use. Furthermore, we actively manage our brands to ensure that we reach brand appropriate retail distribution channels. We believe that building our domestic and international brand image is best accomplished through a decentralized management structure that empowers a single brand manager to coordinate all aspects of brand image, from product development to marketing and retail channel management.

      Sustain Brand Authenticity. We believe our ability to grow our brands, sustain strong gross margins and maintain strong market share results, in part, from consumer loyalty to the heritage of our brands. We believe Teva consumers are passionate and serious about the outdoors, and our marketing programs feature national advertising in outdoor-oriented media as well as grass roots marketing through sponsorship of outdoor events and professional athletes. These marketing efforts reinforce the river-guide heritage of Teva and Teva’s positioning as a highly technical, performance-oriented footwear leader. Our UGG marketing strategy highlights the brand’s positioning as functional footwear, but also as a premium, luxury collection. UGG is primarily marketed through national print advertising in major women’s magazines and through our retailers and their catalogs and advertising. We promote our Simple brand by emphasizing Simple’s heritage sneaker and clog businesses in marketing targeted to youth-oriented markets in major U.S. cities. In 2004, our key marketing objective for Simple is to reintroduce the brand to the marketplace using a grass roots approach in our marketing and media plan. We will focus our advertising on our “we clog” and “we sneaker” campaigns in alternative weekly publications and other non-mainstream media.

      Drive Demand Through Innovation and Technical Leadership. We believe our reputation for innovation and technical leadership distinguishes our Teva and UGG products from those of our competitors and provides us with significant competitive advantages. Our proprietary Universal Strapping System launched Teva’s popularity in the mid-1980’s. Recent technical advances in our Teva footwear include our Liquid Frame Technology and our Wraptor technology, all designed to provide maximum stability, support and comfort under rugged usage. We recently introduced closed-toe footwear, which currently represents approximately 14.1% of Teva’s net sales. We anticipate introducing new styles for fall 2004 that incorporate Vibram® soles and Gore-Tex® fabrics. We continue to develop innovative styles, products and product categories for our UGG collection in order to support UGG’s positioning as a functional lifestyle brand. UGG has benefited from expansion into non-boot casuals and other sheepskin-trimmed footwear, designed to expand our market share in new categories and increase our sales in the fall and spring.

      Maintain Efficient Development and Production Process. We believe our product development processes enable us to produce leading edge products on a timely and a cost effective basis. We design our products domestically. We maintain an on-site supervisory office in Pan Yu City, China that serves as a local link to our independent manufacturers in the Far East, enabling us to carefully monitor the production process, from receipt of the design brief to production of interim and final samples and shipment of finished product. We believe this local presence provides greater predictability of material availability, product flow and adherence to final design specifications than we could otherwise achieve through an agency arrangement.

Growth Strategies

      Our growth will depend upon our broadening of the products offered under each brand, expanding domestic and international distribution, licensing our brand names and developing or acquiring new brands. Specifically, we intend to:

      Introduce New Categories and Styles under Existing Brands. We intend to increase our sales by developing and introducing additional footwear products under our existing brands that meet our high standards of performance, practicality, authenticity, comfort and quality. We have expanded Teva’s open-toe footwear category by launching new casual styles. We have also introduced several closed-toe lines under the Teva brand, including amphibious footwear, hikers, trail runners and other rugged outdoor footwear. We plan further expansion into the hiking, trail running and rugged outdoor arenas, where the aggregate market is considerably greater than the market size for Teva’s core sport sandals. We have expanded our UGG collection to incorporate additional styles and fabrications in order to further penetrate the fall, spring and winter seasons. We expect to grow our Simple brand by re-introducing our heritage clog and sneaker categories for both men and women. Simple has introduced “comfy” sandals, leveraging one of our core competencies. We have also introduced suede, fleece-lined footwear under the Simple brand to reach retail distribution not currently offered by UGG.

      Expand Domestic Distribution. We believe that we have significant opportunities to increase our sales by expanding domestic distribution of our products. Our Teva brand has generally been distributed through the outdoor specialty and sporting goods retail channels. We have identified the potential for expansion into additional retail channels through the development of special make-up styles for retailers who have limited store overlap with our core specialty outdoor and sporting goods customers. UGG has historically realized a substantial portion of its sales in California. Over the past four years we have experienced increasing demand for UGG distribution outside California, and we expect to capitalize on significant demand in the Midwest and East Coast markets. For Simple, we are repositioning the brand by focusing on our legacy styles in order to re-connect with our consumer base and by broadening the appeal of Simple to new channels of distribution. The legacy products are primarily clogs, athletic-inspired footwear and comfort sandals. We have also introduced a Simple suede, fleece-lined product line to access retail channels that are precluded from selling our UGG product line.

      Expand International Distribution. In 2003, our international net sales totaled $22,345,000, representing approximately 18.5% of total net sales. We believe significant opportunities exist to market our products abroad, and we intend to selectively expand their distribution worldwide. We entered into an agency agreement with a firm in the United Kingdom for the coordination of our sales, distribution, marketing and advertising efforts in the European markets. In addition, in 2003 we entered into an agency agreement with a U.S. firm to coordinate our sales and marketing efforts in Asia.

      Pursue Licensing of Brands in Complementary Product Lines. We are pursuing selective licensing of our brand names in product categories beyond footwear. We have signed an agreement with an agency to assist in coordinating the efforts for the licensing of products that complement our trademark protected products. In July 2003, we initiated a domestic Teva licensing program, consisting of U.S. licenses for men’s sportswear, headwear, eyewear and timepieces. We have also signed a license agreement for UGG handbags and related small leather goods and have several UGG related licensing opportunities under consideration, including outerwear and accessories. We are developing additional licensing programs carefully to ensure that licensed goods remain consistent with our brands’ heritage. We have only recently initiated the licensing strategy and, as a result of the lead times required to bring products to market, to date we have not realized revenue from these licensing initiatives.

      Build New Brands. We intend to continue to focus on identifying, developing or acquiring, and building new brands. We have been successful previously in identifying entrepreneurial concepts for innovative, fashionable footwear targeted at niche markets and building these concepts into viable brands utilizing our expertise in product development, production and marketing. We intend to continue to identify and build new brands that demonstrate potential for significant future growth.

Products

      Our primary product lines are:

      Teva Sport Sandals and Footwear. “The brand of choice for the new outdoor athlete.” We believe there has been a general shift in consumer preferences and lifestyles to include more outdoor recreational activities, including hiking, trail running, bouldering, kayaking, kite boarding and whitewater river rafting. These consumers typically seek footwear specifically designed with the same quality and high performance attributes they have come to expect from traditional athletic footwear. The first Teva sport sandal was developed in the 1980’s to meet the demanding needs of professional rafting guides navigating the Colorado River and the rugged Grand Canyon terrain. As our core consumers’ pursuits have evolved, we have retained our outdoor heritage while adding new products to our line, including slides, thongs, amphibious footwear, trail running shoes, hiking boots and rugged closed-toe footwear. Our brand remains popular among professional and amateur outdoorsmen seeking authentic, performance-oriented footwear, as well as general footwear consumers seeking high quality, durable and comfortable styles for everyday use.

      Our Teva line comprises six core footwear collections:

Originals. The Originals Series is a collection of sandals and thongs utilizing Teva’s classic rugged architecture. The Originals Series leverages the Teva brand heritage as the inventor of the sport sandal and remains a distinctive choice for both performance-oriented users and casual buyers. Our Originals feature our proprietary Universal Strapping System or Wraptor technology as well as cellular rubber, molded EVA or polyurethane soles and high-quality nylon webbing or leather designed to hold the foot firmly in place. Our U.S. patent on our Universal Strapping System, which we utilize in most of our Teva sandals, expires in September 2007.

Hydro. The Hydro Series builds upon our legacy as the category leader in whitewater-designed footwear. Hydro consists of sandals and closed-toe amphibious footwear built for high performance and rugged outdoor use. This series includes men’s and women’s sport sandals and other outdoor footwear ideal for professional and amateur outdoor enthusiasts and adventurers. Our Hydro Series incorporates many proprietary technologies including our Wraptor or Liquid Frame technologies as well as quick draining monofilament mesh, specially formulated sticky rubber outsoles designed to adhere to slippery rocks, form fitting neoprene and water-repelling leathers.

Terrain. The Terrain Series is a line of sandals and closed-toe footwear that incorporates Teva technologies and is designed for use in rugged outdoor environments such as hiking trails and canyons. The Terrain Series includes performance walking sandals and running sandals, as well as hiking boots and trail running shoes. To meet our consumers’ expanded needs and to provide them with the best product possible, we have partnered with many of the world’s leading providers of footwear technology for specialty component materials, including Vibram®, Five Ten® and Gore-Tex®.

Nomadic. Our Nomadic Series is a collection of leather casual sandals and closed-toe footwear true to Teva’s performance-oriented outdoor heritage but designed for more casual use. The Nomadic Series consists of men’s and women’s leather and suede sandals, closed-toe shoes, slides and clogs featuring rugged, contemporary styles for the traveler and adventurer.

Sun and Moon. Our Sun and Moon Series features fun, youthful and colorful slides and thongs in a variety of materials including waterproof leather, nylon, suede and air mesh. The Sun and Moon Series is designed to leverage our sandal-making capabilities and to appeal to fashion-oriented consumers seeking pre-activity and post-activity footwear alternatives that express a casual lifestyle and individual spirit.

Kids and Infants. Our children’s series is an assortment of sandals incorporating a variety of materials including leather, waterproof suede, nylon, neoprene and mesh, as well as slip-on water shoes, hikers and other styles of amphibious footwear. In addition, for the 2004 season, we have expanded our product offering with a variety of styles of sandals and closed-toe footwear, including an assortment of styles that are reflective of our adult offerings.

      We intend to continue to build upon Teva’s broad and deep line of performance and casual footwear. Our 2004 line features over 100 product styles with manufacturer’s suggested domestic retail prices for adult sizes ranging from $20.00 to $120.00.

      UGG Footwear. “The premier brand in luxury and comfort sheepskin.” Beginning in 1979, UGG gained brand recognition in the U.S. for sheepskin boots and slippers and was later adopted as a favored brand by the California surf community. We acquired the brand in 1995 and expanded the collection, offering consumers a luxurious and distinctive look in sheepskin fabrications.

      Our UGG product line comprises six core footwear collections:

Classic Collection. We offer a complete line of sheepskin boots built on the heritage and distinctive look of our first product, the Classic Sheepskin boot. Our Classic Collection products are distinctive in styling, featuring earth tones and pastels.

Ultra Collection. The Ultra Collection builds upon the heritage of our original Classic. These boots are designed with our comfort system, featuring a multi-surfaced lugged bottom with a heel-cushioning insert that offers enhanced traction, support and comfort. Our Ultra Collection also features a three-part insole designed to provide all-day comfort and support and a reflective barrier that captures body heat to create a natural foot warming mechanism. Our sheepskin products are naturally thermostatic, keeping feet comfortable across a wide range of temperatures.

Fall Collection. This collection features a more modern and refined look with sheepskin combined with smooth leather uppers in distinctive patterns and styles. This collection features a variety of shoes, clogs and boots and provides UGG consumers with the versatility to utilize sheepskin styling for a wider variety of occasions and outfits.

Adirondack Collection. This collection is designed for consumers seeking more rugged styling. The Adirondack line features seam-sealed rugged outsoles and waterproof leathers designed to withstand colder, wetter climates.

Fluff Momma Collection. This is our most playful and distinctive assortment. The Fluff Momma features untrimmed and colored sheepskin fleece exposed on the entire boot.

Slipper Collection. Our popular Slipper Collection builds upon the UGG reputation for foot comfort and warmth.

      We have expanded our UGG collection from the Classic Sheepskin boot to a broad sheepskin footwear line for men, women and children in a variety of styles and colors, designed for wear in a variety of climates and occasions. Line expansion strategies have resulted in significantly increased exposure for our UGG collection and have contributed to the growth of UGG’s first, second and third quarter business, in addition to our well developed fourth quarter business. The manufacturer’s suggested domestic retail prices for adult sizes for the UGG collection range from $50.00 to $275.00.

      Simple Casual Footwear. “The brand of choice for a simple, uncomplicated lifestyle.” The Simple line of casual shoes combines the comfort of athletic footwear construction with the simple, understated styling of “back-to-basics” casual footwear. The line was launched in the early 1990s as an “anti-brand” catering to irreverent 17 to 30 year old consumers unhappy with the trend toward flashy footwear produced by national athletic brands. The brand has expanded to a line of casual clogs, sneakers, sandals and suede, fleece-lined footwear, and remains an important brand for retailers seeking to attract young consumers desiring practical, expressive styling.

      Our Simple product line comprises four core footwear collections:

Sneakers. Our sneaker line features stylish yet understated footwear designed to be both functional and expressive. Our sneakers feature performance-oriented construction including EVA insoles, non-marking, durable rubber outsoles and performance leather and suede uppers.

Clogs. Building on the heritage of our original clogs, our current clog series features comfortable insoles and fashionable uppers.

Sandals. We offer a wide variety of casual sandals for men and women plus a newly introduced line of fun and colorful sandals designed principally for young female consumers.

Suede, Fleece-Lined Boots. We have introduced a casual line incorporating fleece lining and suede uppers.

      We have revised the Simple line in order to return our focus to male and female consumers between the ages of 17 and 30. We have refined the line and added several new styles of clogs, sandals, sneakers and leather casuals to our offerings, including several athletically inspired styles for men and women. We also offer suede, fleece-lined footwear, which enables us to leverage our sheepskin production capabilities and sell this footwear at lower price points than our UGG brand into distribution channels that are precluded from offering our UGG brand. The manufacturer’s suggested domestic retail prices for adult sizes of Simple products range from $30.00 to $88.00.

Licensing

      To capitalize on the strength of our brands, we are pursuing the licensing of our brand names for use in complementary product categories beyond footwear. As part of this approach, in 2002, we signed agency agreements with BHPC Global Licensing, Inc., our licensing agency, to assist us in identifying license candidates and coordinating the efforts for the licensing of the Teva, UGG and Simple trademarks on products ranging from sportswear and outerwear to bags, packs and other accessories.

      In July 2003, we initiated a Teva licensing program with strategic partners, which currently consists of U.S. licenses for men’s sportswear, headwear, eyewear and timepieces. We are selectively developing additional licensing programs to ensure that licensed goods remain consistent with Teva’s brand heritage. In addition, we have signed a license agreement for UGG handbags and related small leather goods and have several other UGG related licensing opportunities under consideration, including outerwear and accessories.

      BHPC is a full-service licensing agency that has substantial experience in product licensing. We pay BHPC a commission on royalty income that we receive. To date, we have not recorded any royalty income or any related commissions expense. BHPC is owned by one of our directors, Daniel L. Terheggen.

      Products made under license will be sold primarily through the same retail channels as our footwear product offering. Products sold under license are currently under development and are expected to be sold at retail beginning in the fourth quarter of 2004. Our licensing agreements generally give us the right to terminate the license if specified sales targets are not achieved.

Sales and Distribution

      We distribute our products in the U.S. through a dedicated network of approximately 37 independent sales representatives. Our sales representatives are organized geographically and visit retail stores to communicate the features, styling and technology of our products. In addition, we have five in-house sales representatives who serve as key account executives for several of our largest customers.

      Our sales force is divided into two teams, one for Teva and one for UGG and Simple, as the UGG and Simple brands are generally sold through non-outdoor specialty and non-sporting goods distribution channels and are targeted toward a different consumer than our Teva brand. The sales manager for each brand recruits and manages his or her networks of sales representatives and coordinates sales to national accounts. We believe this approach for the U.S. market maximizes the selling efforts to our national retail accounts on a cost-effective basis.

      Internationally, we distribute our products through 32 independent distributors. Shipments to Europe are primarily facilitated through third party distribution in the Netherlands. All other international shipments are made directly from our independent manufacturers.

      Our principal customers include specialty retailers, selected department stores, outdoor retailers, sporting goods retailers and shoe stores. Our five largest customers accounted for approximately 20.5% of our net sales for 2003, compared to 23.1% for 2002. No single customer accounted for more than 9.0% of our net sales for 2002 or 2003.

      Teva. We sell our Teva products primarily through specialty outdoor and sporting goods retailers such as REI, Eastern Mountain Sports, L.L. Bean, Dick’s Sporting Goods and The Sports Authority. We believe this retail channel is the first choice for athletes, enthusiasts and adventurers seeking technical and performance-oriented footwear. Furthermore, we believe that our Teva products are best sold by retailers who appreciate and can fully market the technical attributes of our products to the consumer. We also sell special make-up Teva products through selected retailers in order to reach consumers who are less outdoor-oriented but who seek out our products due to their durability, comfort and fit.

      UGG. We sell our UGG products primarily through independent specialty retailers such as Fred Segal, David Z. and Sport Chalet as well as high-end department stores such as Nordstrom, Marshall Field’s and Neiman Marcus. We believe these retailers support the luxury positioning of our brand and are the destination shopping choice for the consumer who seeks out the fashion and functional elements of our UGG products.

      Simple. We market our Simple products primarily to independent specialty retailers such as J. Jill and Steve’s Shoes and selected department stores such as Nordstrom, targeting consumers seeking understated styling and “back-to-basics” looks. Our Simple products are broadly distributed in order to attract our target demographic, men and women between the ages of 17 and 30.

      We distribute products sold in the U.S. through our 126,000 square foot distribution center in Ventura, California. The distribution center features an inventory management system that enables us to efficiently pick and pack products for direct shipment to retailers across the country. For certain customers requiring special handling, each shipment is pre-labeled and packed to the retailer’s specifications, enabling the retailer to easily unpack our product and immediately display it on the sales floor. All incoming and outgoing shipments must meet a rigorous quality inspection.

Consumer Direct

      We acquired the Internet and catalog business as part of the acquisition of the Teva Rights. The consumer direct business enables us to reach consumers through our Internet business under the Teva.com, UGGs.com, UGGAustralia.com and SimpleShoes.com Internet addresses and through direct mailings. Our mailing list includes approximately 300,000 consumers who have purchased at least once in the past 36 months. We currently average approximately 200 direct orders daily and have recently reorganized our order fulfillment operations from Flagstaff, Arizona to our distribution center in Ventura, California in order to reduce the cost of order cancellation, minimize out of stock positions and further leverage our distribution center occupancy costs. We generally sell our products through our direct channels at the manufacturer’s suggested retail price, enabling us to capture the full retail margin on each direct transaction.

Marketing and Advertising

      Our brands are generally advertised and promoted through a variety of consumer print advertising campaigns. We benefit from highly visible editorial coverage in both consumer and trade publications. Each brand’s dedicated marketing team works closely with targeted accounts to maximize advertising and promotional effectiveness. We incurred approximately $6,087,000, $7,456,000 and $6,594,000 in advertising, marketing and promotion expenses in 2001, 2002 and 2003, respectively.

      Teva. We use several marketing methods to promote the Teva brand, including:

•	a targeted print advertising campaign;

•	promotions at a variety of festivals, events and competitions;

•	sponsorship of local athletes and national athletes such as the Teva Whitewater Team, the Teva U.S. Mountain Running Team and the SOBE Headshock Mountain Bike Team;

•	discount programs to professional river guides, kayakers, mountain bikers and rock climbers;

•	product seeding with professional athletes; and

•	in-store promotions.

      We advertise the Teva brand through the placement of print advertisements in leading outdoor magazines such as Backpacker, Outside, National Geographic Adventurer, Hooked on the Outdoors and Paddler. As we have added new product categories to the Teva brand, we have broadened our advertising presence to reach new consumers. To support our introduction of Teva trail running shoes, we advertise in Trail Runner, Runner’s World and Running Times, among other publications. We also advertise in more mainstream publications such as Men’s Journal in order to support our casual footwear lines.

      The Teva brand is closely associated with outdoor lifestyle pursuits such as river rafting, kayaking, mountain biking, hiking and trail running. We sponsor outdoor events in the U.S. including the Teva Mountain Games at Vail, the Teva Vail Trail Running Series, the Santa Cruz Surf Kayak Festival in Santa Cruz, California, the Telluride Bluegrass Festival in Telluride, Colorado and the Reggae on the River event in Garberville, California, among others. We believe our sponsorship of these events further links our Teva brand with its outdoor heritage and generates increased product exposure and brand awareness. Internationally, we sponsor outdoor events in France, Switzerland and Italy in order to increase our brand visibility to the core European outdoor consumer.

      We sponsor some of the world’s best male and female professional and amateur athletes across several sports. Our Teva promotional team attends events across the U.S. in dedicated, state-of-the-art promotional vehicles prominently featuring our Teva logo. The promotions team showcases Teva products at events and provides consumers with the opportunity to see and sample our latest styles. We recently initiated a partnership with Volkswagen whereby the Teva technical representatives are outfitted in Teva branded Volkswagen Eurovans and Volkswagen Touaregs for travels across the U.S. We believe by outfitting and sponsoring these highly visible athletes and teams, we create brand and product awareness among our targeted consumers at a relatively low cost.

      UGG. We seek to build upon the success of our UGG national print advertising campaign. We currently advertise in upscale national magazines such as Vogue, ELLE, and O Magazine. We believe such advertising is an effective means to target our intended consumers and to convey the high quality and luxurious appeal of UGG products. We also benefit from editorial coverage of the UGG collection. Articles have appeared in such magazines as Glamour, InStyle, Cosmopolitan, Marie Claire, People, US Weekly, Maxim, Shape, Self, O Magazine and Real Simple. In 2003, UGG was awarded “Brand of the Year” by Footwear News, a leading industry trade publication.

      We also actively seek to place UGG products at selected events. During the 2002 Winter Olympic Games we outfitted all of the children in the Children of the Light performance with UGG boots. During the Medal Ceremonies, Olympic staff presenting medals to the Olympic athletes also wore UGG boots. We believe this product placement further strengthened the consumer’s image of UGG products as high quality, luxurious sheepskin goods well-suited for use in cold weather.

      We also have improved visibility of the UGG brand through placement of the product in selected television shows and feature films. UGGs have appeared on numerous shows, including Sex and the City, Judging Amy, The King of Queens, Still Standing, Will and Grace, Cedric the Entertainer Presents, Dawson’s Creek, Everwood, Friends and Saturday Night Live. Our marketing efforts have also resulted in UGG product appearances in the following recent and upcoming feature films: Eternal Sunshine of the Spotless Mind starring Kate Winslet and Jim Carrey, Haunted Mansion starring Eddie Murphy, Raising Helen starring Kate Hudson, Surviving Christmas starring Ben Affleck and Christina Applegate and Wicker Park starring Josh Hartnett. In addition, UGG has been embraced by Hollywood celebrities, who are often seen and photographed wearing UGG boots. This celebrity exposure for UGG has been the subject of recent publicity including articles in US Weekly, USA Today, People and People.com. UGG boots have been a featured item on the Oprah Winfrey gift show in 2000 and 2003. We believe our target consumer identifies with celebrities and that greater exposure further heightens awareness of the brand and stimulates sales.

      Simple. The Simple consumer identifies with a certain irreverent culture, and we seek to reach that consumer through a focused grassroots marketing approach that will introduce the brand to influential communities around the country. These marketing efforts will focus on the following major cities: Los Angeles, San Francisco, New York City, Chicago, Boulder, Austin and Nashville. In support of our grassroots initiatives, we will focus on advertising in alternative weekly publications, which will provide us with the opportunity to reach a large number of people through a cost efficient, non-mainstream medium. Publications will include Los Angeles Weekly, San Francisco Bay Guardian, New York City’s Time Out, New City (Chicago), Boulder Weekly, Nashville Scene and Austin Insite. We will identify our key customers in these advertisements to drive store traffic.

      Simple will continue to work with its public relations agency to get editorial placement of key styles in youth and trend magazines, television shows, independent films and with cutting-edge influential artists and musicians. Our efforts have resulted in publication appearances in Teen People, Maxim, Nylon, Lucky and Surfing Girl, and television appearances on VH1 and MTV.

Product Design and Development

      The design and product development staff for each of our brands creates and introduces new innovative footwear products that combine our standards of high quality, comfort and functionality. The design function for all of our brands is performed by a combination of our internal design and development staff plus outside design firms. By introducing outside firms to the design process, we believe we are able to review a variety of different design perspectives on a cost-efficient basis and anticipate color and style trends more quickly.

      To ensure that Teva’s high performance technical products continue to satisfy the requirements of our historical consumer base of performance-oriented “core enthusiasts,” our design staff solicits input from our Team Teva whitewater athletes, the Teva U.S. Mountain Running Team and other professional outdoorsmen, as well as several of our retailers, including REI, Eastern Mountain Sports, Galyan’s and L.L. Bean. We regularly add new innovations, components and styles to our product line based on their input. We recently designed and introduced a new line of trail runner shoes incorporating our patented Liquid Frame Technology, a technology designed to provide a precise running fit based on input from our trail running team. We have also incorporated our proprietary Wraptor technology into performance running sandals, an assortment of hikers and certain styles of our high performance guide sport sandals specifically targeted at professional outdoorsmen and adventurers. In addition, for added traction and durability, we have incorporated various materials in our Teva sandals, including Spider Rubber — a sticky, non-slip rubber outsole material for use across wet and dry terrain, Traction Rubber — a highly durable and abrasion resistant material designed specifically for the extra rigors of land use, and River Rubber — a non-slip material designed to offer superior grip on smooth wet surfaces such as rocks, fiberglass and raft rubber.

      Our UGG and Simple products are designed to appeal to consumers seeking our distinctive and innovative styling. We strive to be a leader in product uniqueness and appearance by regularly updating our UGG and Simple lines, which also generates further awareness and interest in the UGG and Simple collections. We believe our ability to incorporate up-to-date styles without deviating from UGG’s classic look, combined with performance-oriented features consumers have come to expect, results in continued enthusiasm for our brand in the marketplace.

      In order to ensure quality, consistency and efficiency in our design and product development process, we continually evaluate the availability and cost of raw materials, the capabilities and capacity of our independent contract manufacturers and the target retail price of new models and lines. The design and development staff works closely with brand management to develop new styles of footwear for their various product lines. We develop detailed drawings and prototypes of our new products to aid in the conceptualization and to ensure our contemplated new products meet the standards for innovation and performance our consumers demand. Throughout the development process, members of the design staff coordinate internally and with our domestic and overseas product development, manufacturing and sourcing personnel toward a common goal of developing and producing a high quality product to be delivered on a timely basis.

Manufacturing

      We are not involved in the direct manufacture of footwear. We outsource the manufacturing of our Teva and Simple footwear and a portion of our UGG footwear to independent manufacturers in the Far East. We also outsource the manufacturing of the remaining UGG footwear to independent manufacturers in Australia and New Zealand. We have no long-term contracts with our manufacturers. As we grow, we expect to continue to rely exclusively on independent manufacturers for our sourcing needs.

      The production of footwear by our independent manufacturers is performed in accordance with our detailed specifications and is subject to our quality control standards. To ensure the production of high quality products, many of the materials and components used in production are purchased from independent suppliers designated by us. Excluding sheepskin, we believe that substantially all the various raw materials and components used in the manufacture of our footwear, including rubber, leather and nylon webbing are generally available from multiple sources at competitive prices. We outsource our manufacturing requirements on the basis of individual purchase orders rather than maintaining long-term purchase commitments with our independent manufacturers.

      At our direction, our manufacturers currently purchase the majority of the sheepskin used in our products from two tanneries in New Zealand and China. We maintain a constant dialog with the tanneries to monitor the supply of sufficient high quality sheepskin available for our UGG footwear production. To ensure adequate supplies for our manufacturers, we forecast our usage of top grade sheepskin one year in advance at a forward price. We believe supplies are sufficient to meet our needs in the near future but we continue to search for alternate suppliers in order to accommodate any unexpected future growth.

      We have instituted pre-production and post-production inspections to meet or exceed the high quality demanded by consumers of our products. Our quality assurance program includes on-site inspectors at our independent manufacturers who oversee the production process and perform quality assurance inspections. We also inspect our products upon arrival at our U.S. distribution center.

Patents and Trademarks

      We now hold 16 U.S. patents, two Australian patents and one patent in each of New Zealand, China, South Korea, Germany, France, Japan and the United Kingdom for Teva footwear. In addition, we have pending patent applications in Australia, Canada, China, Hong Kong, Mexico and the U.S. Our U.S. patent for the Teva Universal Strapping System, which is used in most of our Teva sandals, expires in 2007. As a result of the expiration of the applicable period during which foreign patent applications were required to have been filed by the former licensor, we do not and cannot hold certain patent rights for Teva footwear in certain countries. We also currently hold Teva trademark registrations in the U.S. and in many other countries, including France, Germany, the United Kingdom, Japan and Australia. We regard our proprietary rights as valuable assets and vigorously protect such rights against infringement by third parties. Prior to the Teva Rights acquisition, Mark Thatcher successfully enforced his patent and trademark rights in all 20 concluded lawsuits brought against such third parties.

      We own the UGG and Simple trademarks and have applied for or received registrations for them in the U.S. and in many foreign countries. We have selectively registered style category names and marketing slogans. In addition, we hold two design patents for our Simple footwear products.

Backlog

      Historically, we have encouraged our customers to place, and we have received, a significant portion of orders as pre-season orders, generally four to eight months prior to shipment date. We provide customers with incentives to participate in such pre-season programs to enable us to better plan our production schedule, inventory and shipping needs. Unfilled customer orders as of any date, which we refer to as backlog, represent orders scheduled to be shipped at a future date and do not represent firm orders. The backlog as of a particular date is affected by a number of factors, including seasonality, manufacturing schedule and the timing of shipments of products as well as variations in the quarter to quarter and year to year preseason incentive programs. The mix of future and immediate delivery orders can vary significantly from quarter to quarter and year to year. As a result, comparisons of the backlog from period to period may be misleading.

Competition

      The casual, outdoor, athletic and fashion footwear markets are highly competitive. We compete with numerous domestic and foreign footwear designers, manufacturers and marketers. Our Teva footwear line primarily competes with Nike, adidas-Salomon, Timberland, Merrell and Columbia Sportswear. Our UGG footwear line primarily competes with Merrell, Acorn, Aussie Dogs, LB Evans and Timberland, as well as retailers’ private label footwear. In addition, due to the popularity of our UGG products, we face increasing competition from a significant number of competitors selling “knock-off” products. Our Simple footwear line primarily competes with Steve Madden, Dr. Marten, Camper, Kenneth Cole, Skechers, Diesel, Guess? and Puma. Some of our competitors are significantly larger and have significantly greater resources than we do.

      Our three footwear lines compete primarily on the basis of brand recognition and authenticity, product quality and design, functionality and performance, fashion appeal and price. Our ability to successfully compete depends on our ability to:

•	shape and stimulate consumer tastes and preferences by offering innovative, attractive and exciting products;

•	anticipate and respond to changing consumer demands in a timely manner;

•	maintain brand authenticity;

•	develop high quality products that appeal to consumers;

•	appropriately price our products;

•	provide strong and effective marketing support; and

•	ensure product availability.

      We believe we are particularly well positioned to compete in the footwear industry. Our diversified portfolio of footwear brands and products allows us to operate a business that does not depend on any one demographic group, merchandise preference or product trend. We have developed a portfolio of brands that appeals to a broad spectrum of consumers. We continually look to acquire or develop more footwear brands to complement our existing portfolio and grow our existing consumer base.

Employees

      At December 31, 2003, we employed approximately 134 full-time employees in our U.S. facilities and 29 full-time employees located in China and Macau, none of whom is represented by a union. We believe our relationships with our employees are good.

Properties

      Our corporate headquarters is located in Goleta, California. We have a distribution center in Ventura, California, and our Internet and catalog operations are located in Flagstaff, Arizona. We also have a small office in China to oversee the quality and manufacturing standards of our products and a small office in Macau to coordinate logistics. We have no manufacturing facilities, as all of our products are manufactured by independent manufacturers in the Far East, Australia and New Zealand. We lease, rather than own, all of our facilities. Our facilities are leased from unrelated parties. We consider our facilities to be suitable for our needs.

      The following table reflects the location, use and approximate size of our significant real properties:

		Approximate
Facility Location	Description	Square Footage

Ventura, California	Warehouse Facility	126,000
Goleta, California	Corporate Offices	30,000
China	Office Facility	4,200
Flagstaff, Arizona	Internet/ Catalog Vacant Warehouse	3,000
Flagstaff, Arizona	Internet/ Catalog Office Facility	2,400
Macau	Office Facility	2,000

Legal Proceedings

      We are involved in routine litigation arising in the ordinary course of business. Such routine matters, if decided adversely to us, would not, in the opinion of management, have a material adverse effect on our financial condition or results of operations. Additionally, we have many pending disputes in the U.S. Patent and Trademark Office, foreign trademark offices and U.S. federal and foreign courts regarding unauthorized use or registration of our Teva, UGG and Simple trademarks. We also are aware of many instances throughout the world in which a third party is using our UGG trademark within its Internet domain name, and we have discovered and are investigating several manufacturers and distributors of counterfeit Teva and UGG products. We have contacted a majority of these unauthorized users and counterfeiters and in some instances may have to escalate the enforcement of our rights by filing suit against the unauthorized users and counterfeiters. Any decision or settlement in any of these matters that allowed a third party to continue to use our Teva, UGG or Simple trademarks or a domain name with our UGG trademark in connection with the sale of products similar to our products or to continue to manufacture or distribute counterfeit products could have an adverse effect on our sales and on our intellectual property, which could have a material adverse effect on our results of operations and financial condition.

      We were recently notified that a governmental agency claims that we improperly shipped by air certain water repellant for our footwear. This product is manufactured by one of our suppliers and contains an ingredient listed as a hazardous material in federal regulations. We are reporting to the agency directly and have discontinued shipping the product. The statutory penalty is a minimum of $275 and a maximum of $32,500 for each violation associated with the shipment. The governmental agency often alleges several violations arising out of a single shipment because multiple regulations (regarding how the shipment is prepared, marked, labeled, packaged, certified, etc.) apply to a single shipment. Based upon published guidelines and decisions by this agency, we believe that the likely range for a proposed penalty is between $35,000 and $75,000. It is possible however that the penalty may be as high as $500,000, but we do not believe this is likely. We are seeking indemnification of all resulting expenses from the supplier of the product.

MANAGEMENT

       The following table shows information about our executive officers and directors as of the date of this prospectus.

			Expiration of
			Term as a
Name	Age	Position	Director

Douglas B. Otto	52	Chairman of the Board of Directors, Chief Executive Officer and President	2005
M. Scott Ash	39	Chief Financial Officer and Assistant Secretary	—
Patrick C. Devaney	49	Senior Vice President of Global Sourcing, Production and Development	—
Constance X. Rishwain	46	President of the UGG and Simple Divisions	—
Robert P. Orlando	51	President of the Teva Division	—
Janice M. Howell	54	Vice President of Operations	—
John A. Kalinich	36	Vice President and Director of Retail and Licensing and Director	2004
Gene E. Burleson	63	Director	2005
Rex A. Licklider	61	Director	2004
John M. Gibbons	55	Director	2006
Daniel L. Terheggen	53	Director	2006

      Douglas B. Otto, co-founder of Deckers in 1973, has served as an executive officer and director since that time, as Chairman of the Board and Chief Executive Officer since 1982 and as President since January 1, 2003. He also served as President from March 1999 through February 2000 and from 1982 through May 1998, and he served as Chief Financial Officer from June 1990 through December 1992.

      M. Scott Ash has been our Chief Financial Officer since January 1997 and our Assistant Secretary since December 1999. He was our Controller from 1993 through 1996 and was our Secretary from March 1999 to December 1999. Prior to joining us, he was employed by Dole Food Company, Inc. from August 1992 to January 1993 as Manager of Corporate Reporting. Previously, he was a Senior Manager at KPMG LLP where he was employed from September 1986 to August 1992. Mr. Ash is a certified public accountant.

      Patrick C. Devaney has been our Senior Vice President of Global Sourcing, Production and Development since March 2000 and served as our Vice President of Global Sourcing, Production and Development from November 1997 to March 2000. Prior to joining us, Mr. Devaney was employed by Mizuno USA where he was Director of Global Footwear from February 1990 to June 1997 and was a Global Product/ Marketing Manager for Reebok International from 1985 to December 1989.

      Constance X. Rishwain has been the President of the UGG and Simple Divisions since December 2002 after serving as Vice President, Brand Manager-Simple since January 2001, and Vice President,

Brand Manager-UGG since April 1999. Previously, Ms. Rishwain held a variety of positions since joining us in January 1995, including Vice President of Domestic Sales for Teva, UGG and Simple from June 1999 to December 1999, Vice President of Sales - Western Division for Teva, UGG and Simple from December 1997 to June 1999 and Vice President Merchandising for Teva, UGG and Simple from January 1995 to December 1997. Before joining us, Ms. Rishwain held the position of Vice President of Merchandising and Marketing for Impo International Shoe Company from 1988 to 1994 and worked for Nine West from 1984 to 1988 in several capacities.

      Robert P. Orlando has been the President of the Teva Division since December 2002 and was the Vice President - Brand Manager of Teva from May 2000 until December 2002. Previously, Mr. Orlando worked for adidas-Salomon North America where he was Vice President of Footwear and Apparel from 1999 to 2000 and Business Unit Manager from 1996 to 1999. He was President of Newport Outfitters, a footwear manufacturer, from 1994 to 1996.

      Janice M. Howell has been our Vice President of Operations since December 2002, Director of Operations from November 1999 to December 2002 and Director of Human Resources and Administration from January 1992 to November 1999. Ms. Howell previously was employed at Wavefront Technologies, Inc., a computer graphics company, as Director of Human Resources and Administration from 1986 to 1991.

      John A. Kalinich has served as a director and as our Vice President and Director of Retail and Licensing since November 2002, when he joined us in connection with our acquisition of the Teva Rights at that time. Mr. Kalinich currently serves as the director appointed by Mark Thatcher as provided in the agreement between Mark Thatcher and us for our acquisition of the Teva Rights. He is responsible for the protection of our worldwide intellectual property and the operation of the Internet websites for Teva, UGG and Simple. Prior to joining us, Mr. Kalinich was the Chief Operations Officer for Teva Sport Sandals, Inc. from January 1995 to November 2002. Previously, Mr. Kalinich was employed as an audit senior associate by Coopers & Lybrand LLP from July 1991 to January 1995. Mr. Kalinich is a certified public accountant.

      Gene E. Burleson has served as a director since September 1993. Mr. Burleson served as Chairman of the Board of Alterra Healthcare Corporation, an operator of assisted living facilities, from January 2003 to December 2003 and was a member of its board of directors from January 1995 to December 2003. He served as Chairman of the Board of Mariner Healthcare, Inc., a long-term healthcare provider, from January 1999 to May 2002 and as the Chief Executive Officer and a director of Vitalink Pharmacy Services, Inc., a provider of pharmacy services to nursing facilities, from February 1997 to August 1997. He served as chairman of the Board of GranCare, Inc., a provider of long-term and specialty health care services, from January 1994 to November 1997 and as its Chief Executive Officer from December 1990 to February 1997.

      Rex A. Licklider has served as a director since September 1993. He has been Co-Chief Executive Officer and a director of The Sports Club Company, a publicly held developer and operator of health and fitness clubs, since February 2000 and Vice Chairman since 1994. From February 1992 to January 1993, Mr. Licklider was Chairman of the Board of Resurgens Communications Group, a long distance telecommunications company, and from 1975 until February 1992, Mr. Licklider was Chairman of the Board and Chief Executive Officer of Com Systems, Inc., a long distance telecommunications company that merged with Resurgens Communications Group in February 1992.

      John M. Gibbons has served as a director since July 2000. From June 2000 until February 2004, Mr. Gibbons was Vice Chairman of TMC Communications, Inc., a long distance, data and Internet services provider, and was its Chief Executive Officer from August 2001 until February 2004. From June 2000 to August 2001 he was President of TMC Communications, Inc. Mr. Gibbons was Vice

Chairman of Assisted Living Concepts, Inc., a national provider of assisted living services, from March 2000 to December 2001. Previously, Mr. Gibbons was employed by The Sports Club Company where he was Chief Executive Officer and a director from July 1999 to February 2000 and was President and Chief Operating Officer from July 1995 to July 1999.

      Daniel L. Terheggen has served as a director since September 2002. Mr. Terheggen was the co-founder and has been the Chief Executive Officer of BHPC Global Licensing, Inc., an international licensing and marketing firm, since April 1990. Mr. Terheggen has also been the owner of Consolidated Smart Systems, a provider of ancillary services to the multi-housing market throughout California, since June 1973.

CERTAIN TRANSACTIONS

       In February 2002, we agreed to guarantee up to $1,000,000 of principal for a home construction bank loan of Doug Otto for up to three years. We provided the guarantee on behalf of Mr. Otto in order to avoid any need for Mr. Otto to sell a portion of his common stock in our Company. During 2003, the largest amount outstanding at any time on the loan from the bank to Mr. Otto was $1,800,000, although we still only guaranteed up to $1,000,000. The amount outstanding at December 31, 2003 was $1,000,000. The loan matures on June 1, 2004.

      In November 2002, we entered into an employment agreement with Mark Thatcher as part of our acquisition of the Teva Rights from Mr. Thatcher. In exchange for his services to us as an advisor on Teva matters, we have agreed to pay Mr. Thatcher an annual salary of $276,875 through 2007. Mr. Thatcher currently beneficially owns approximately 7.8% of our common stock.

      We will use a portion of our proceeds from the sale of common stock in this offering to repay debt to Mr. Thatcher consisting of $13,385,000 of outstanding principal and approximately $455,000 of accrued interest. We incurred this debt in connection with the acquisition of the Teva Rights.

PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth certain information with respect to the beneficial ownership of our common stock (1) as of March 31, 2004, and (2) as adjusted to reflect the sale of shares in this offering, by:

•	our directors;

•	each of our five most highly compensated executive officers for 2003;

•	all of our executive officers and directors as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	each selling stockholder.

      The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options held by that person that are exercisable on or within 60 days after March 31, 2004. We have calculated the percentage of our common stock beneficially owned by a person assuming that the person has exercised all such options and that no other persons exercised any options.

		PRIOR TO THIS				SUBSEQUENT TO
		OFFERING				THIS OFFERING

		Total			Shares Being	Total
	Positions with	Beneficial		% of	Sold in This	Beneficial	% of
Name	the Company	Ownership(1)(2)		Class	Offering	Ownership(1)	Class

Douglas B. Otto(3)	Chairman, Chief Executive Officer and President	3,342,650	(4)	33.1%	1,197,928	2,144,722	18.0%
Rex A. Licklider	Director	321,459	(5)	3.3%	45,540	275,919	2.4%
Gene E. Burleson	Director	154,258		1.6%	53,990	100,268	*
M. Scott Ash	Chief Financial Officer	145,000		1.5%	70,000	75,000	*
Patrick C. Devaney	Officer	142,002		1.4%	68,951	73,051	*
Constance X. Rishwain	Officer	94,000		*	52,500	41,500	*
Janice M. Howell	Officer	50,872		*	29,215	21,657	*
Robert P. Orlando	Officer	40,000		*	32,900	7,100	*
John M. Gibbons	Director	29,628	(6)	*	10,370	19,258	*
John A. Kalinich	Director and Officer	26,500		*	25,375	1,125	*
Daniel L. Terheggen	Director	11,250		*	6,271	4,979	*

All executive officers and directors as a group (11 persons)		4,357,619		41.0%	1,593,040	2,764,579	22.8%
Mark Thatcher(7)		778,743		7.8%	272,560	506,183	4.3%
James Douglas Otto Trust and Douglas B. Otto Children’s Trust(8)		384,000		3.9%	134,400	249,600	2.2%

Total shares being sold					2,000,000

*	Less than 1.0%.

(1)	Unless otherwise noted, each person has sole voting and dispositive power with respect to all shares of common stock beneficially owned.

(2)	Includes shares issuable upon the exercise of outstanding stock options as follows:

Douglas B. Otto	300,000
Rex A. Licklider	30,000
Gene E. Burleson	30,000
M. Scott Ash	145,000
Patrick C. Devaney	135,000
Constance X. Rishwain	94,000
Janice M. Howell	36,900
Robert P. Orlando	40,000
John M. Gibbons	10,000
John A. Kalinich	26,500
Daniel L. Terheggen	3,333

All directors and executive officers as a group	850,733

Mark Thatcher	250,000

(3)	Mr. Otto’s mailing address is 495-A South Fairview Avenue, Goleta, California 93117.

(4)	Includes: (a) 2,398,750 shares held by the Douglas B. Otto Trust as to which Mr. Otto has sole voting and investment power; (b) 48,400 shares held by the Edgecliff Foundation, a charitable foundation formed by Mr. Otto, as to which Mr. Otto has sole voting and investment power, (c) 118,000 shares held by Mr. Otto’s wife, (d) 238,750 shares held as trustee for the Tiffany Jade Otto Trust as to which Mr. Otto has sole voting and investment power, and (e) 238,750 shares held as trustee for the Ty Dylan Bard Otto Trust as to which Mr. Otto has sole voting and investment power.

(5)	Includes 291,459 shares held by the Licklider Living Trust as to which Mr. Licklider has joint voting and investment power.

(6)	Includes 19,628 shares held by the Gibbons Living Trust as to which Mr. Gibbons has joint voting and investment power.

(7)	Mr. Thatcher’s mailing address is 515 N. Beaver, Flagstaff, Arizona 86001. Mr. Thatcher is a significant stockholder and employee of ours.

(8)	The trustee of the James Douglas Otto Trust and the Douglas B. Otto Children’s Trust is Joseph E. Nida, our corporate Secretary and a partner of Sheppard Mullin Richter & Hampton, LLP, our legal counsel.

DESCRIPTION OF CAPITAL STOCK

       The following description of our capital stock is only a summary and is subject to the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and provisions of applicable law.

      Our certificate of incorporation authorizes our board of directors to issue 20,000,000 shares of our common stock, par value $.01 per share, and 5,000,000 shares of our preferred stock, par value $.01 per share.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to be voted upon. Stockholders are not entitled to cumulate votes for the election of directors. Common stockholders are entitled to share ratably in any dividends that may be declared by the board of directors out of funds legally available therefor. Holders of common stock do not have preemptive, redemption, conversion or other preferential rights and, upon the liquidation, dissolution or winding up of our company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of preferred stock. All shares outstanding before this offering are, and the shares to be issued in this offering will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future. As of March 31, 2004, 9,788,201 shares of common stock were outstanding.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors to issue, without further action by the holders of our common stock, up to 5,000,000 shares of preferred stock in one or more series and to fix any preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption as are provided in resolutions adopted by the board. The issuance of preferred stock could have an adverse effect on the rights of holders of common stock. For example, any preferred stock may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any preferred stock may have class or series voting rights. In 2002, we issued 1,375,000 shares of Series A Preferred Stock, which we redeemed in 2003. No shares of preferred stock currently are outstanding.

Classified Board of Directors

      Our bylaws provide that our board of directors shall consist of up to seven members. Our board is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. As a result, approximately one-third of the directors are elected at each annual meeting of stockholders. This can delay the ability of a significant stockholder or group of stockholders to gain control of our board of directors.

Stockholder Rights Plan

      We adopted a stockholder rights plan in 1998 under a stockholder rights agreement intended to protect stockholders against unsolicited attempts to acquire control of our company that do not offer what our board of directors believes to be an adequate price to all stockholders or that our board of directors otherwise opposes. As part of the plan, our board of directors declared a dividend that resulted in the issuance of one preferred share purchase right for each outstanding share of our common stock. Unless extended, the preferred share purchase rights expire on November 11, 2008. If a bidder proceeds with an unsolicited attempt to purchase our stock and acquires 20% or more (or announces its intention to acquire 20% or more) of our outstanding stock, and the board of directors does not redeem the preferred stock purchase rights, the rights will become exercisable at a price that significantly dilutes the interest of the bidder in our common stock.

Section 203 of the Delaware General Corporate Laws

      We are subject to Section 203 of the Delaware General Corporation Law, which limits business combination transactions with 15% or greater stockholders that our board of directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if some stockholders would consider the transaction beneficial.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, Los Angeles, California.

UNDERWRITING

       RBC Capital Markets Corporation and Piper Jaffray & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement among us, the selling stockholders and the underwriters, each underwriter named below has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares

RBC Capital Markets Corporation
Piper Jaffray & Co.
SG Cowen Securities Corporation
D.A. Davidson & Co.
First Albany Capital Inc.
Wedbush Morgan Securities Inc.

3,500,000

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to certain conditions, including the absence of any materially adverse change in our business and the approval of legal matters by counsel. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares from us and the selling stockholders. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with sales of shares by them.

      The representatives have advised us that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $           per share to certain other dealers. After the completion of this offering, the public offering price, concession and re-allowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds that we or the selling stockholders are to receive, as set forth on the cover page of this prospectus. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

Over-Allotment Option

      The underwriters have an option to buy up to 525,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table below at the public offering price, less the underwriting discounts, set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table below. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those of the shares being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Underwriting Discounts and Offering Expenses

      The following table summarizes the underwriting discounts that will be paid by us and the selling stockholders to the underwriters for each share of our common stock in connection with this offering. The amounts shown assume both no exercise of the over-allotment option and full exercise of the over-allotment option.

Total Offering Amount

		No Exercise of	Full Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$

      We estimate that the total expenses of the offering, including registration filing fees, listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $600,000, all of which is payable by us.

Indemnification

      The selling stockholders and we have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-up Agreements

      Our directors and executive officers and other selling stockholders have agreed, subject to limited exceptions, not to offer, sell, contract to sell, sell short, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of common stock or any derivatives with respect to shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, contract to sell, short sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or request the registration of any of the foregoing under the Securities Act, for a period of 90 days after the date of this prospectus, without, in each case, the prior written consent of RBC Capital Markets Corporation. RBC Capital Markets Corporation may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement. Although RBC Capital Markets Corporation may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement, RBC Capital Markets Corporation does not intend to do so except in cases of financial hardship, subject to market conditions. If a stockholder should request that RBC Capital Markets Corporation waive the 90-day lock-up period, RBC Capital Markets Corporation would likely take into consideration the number of shares as to which the request relates, the identity of the requesting stockholder, the relative demand for additional shares of common stock in the market, the period of time since the completion of the offering and the average trading volume and price performance of the common stock during that period. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

      In addition, we have agreed that for a period of 90 days following the date of this prospectus, we will not, without the prior written consent of RBC Capital Markets Corporation, offer, sell, contract to sell, sell short, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or any derivatives with respect to shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or request registration of any of the foregoing under the Securities Act, other than (1) the sale of shares in this offering and (2) the grant of options to purchase shares of common stock to employees and directors pursuant to, and the issuance of shares of common stock pursuant to, employee, director or other stock and stock option plans described in or contemplated by this prospectus.

Underwriters’ Market Activities

      The underwriters may engage in over-allotment and syndicate covering transactions, stabilizing transactions, penalty bids and passive market making for the purpose of pegging, fixing or maintaining the price of the common stock in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares that the underwriters may purchase in the over-allotment option. The underwriters may close out any syndicate short position by exercising their over-allotment option and/or repurchasing shares in the open market. In determining the source of shares to close out a syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions occur when the representatives make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as the stabilizing bids do not exceed a specified maximum.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      These syndicate covering transactions, stabilizing transactions, penalty bids and passive market making activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

       The validity of the shares being offered hereby will be passed upon for us by Sheppard Mullin Richter & Hampton LLP. Joseph E. Nida, a partner of Sheppard Mullin Richter & Hampton LLP, is our corporate Secretary. Mr. Nida owns 7,360 shares of our common stock, and he and his former partners of Nida & Maloney LLP have an option from us to acquire 7,100 shares of our common stock. Alston & Bird LLP will pass upon certain legal matters on behalf of the underwriters.

EXPERTS

       The consolidated financial statements and schedule of Deckers Outdoor Corporation as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. These reports, proxy statements and other information may be obtained:

•	At the public reference room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	From the SEC’s Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	From the Internet site maintained by the SEC at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers such as us that file information electronically with the SEC; and

•	At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

      Some locations may charge prescribed rates or modest fees for copies. For more information on the Commission’s Public Reference Room, call the SEC at 1-800-SEC-0330.

      We filed with the SEC a registration statement on Form S-3 (which contains this prospectus) under the Securities Act of 1933 to register with the SEC the shares of our common stock offered by this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to incorporate by reference the information in other documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering to which this prospectus relates:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	All of our filings pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 23, 1993, including any amendment or report filed for the purpose of updating this description; and

•	The description of the preferred stock purchase rights associated with our common stock, contained in our registration statement on Form 8-A filed with the SEC on February 23, 1999, including any amendment or report filed for the purpose of updating this description.

      On written or oral request, we will provide at no cost, to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated by reference in this prospectus. We will not provide exhibits to any of the documents listed above, however, unless those exhibits are specifically incorporated by reference into those documents. You should direct your request to M. Scott Ash, our Chief Financial Officer, at 495-A South Fairview Avenue, Goleta, California 93117; (805) 967-7611.

      You should rely only on the information that we include or incorporate by reference in this prospectus or any supplement. You should consider any statement contained in a document incorporated by reference into this prospectus to be modified or superseded to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated by reference in this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superseded, except as so modified or superseded, to constitute a part of this prospectus. We have not authorized anyone else to provide you with different information.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

      All other schedules are omitted because they are not applicable or the required information is shown in the Company’s consolidated financial statements or the related notes thereto.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Deckers Outdoor Corporation:

      We have audited the accompanying consolidated financial statements of Deckers Outdoor Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deckers Outdoor Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ KPMG LLP

Los Angeles, California

February 26, 2004

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

	2002	2003

Assets
Current assets:
Cash and cash equivalents	$3,941,000	$6,662,000
Trade accounts receivable, less allowance for doubtful accounts and sales discounts of $2,635,000 and $2,126,000 as of December 31, 2002 and 2003, respectively	20,851,000	18,745,000
Inventories	17,067,000	18,004,000
Prepaid expenses and other current assets	783,000	694,000
Deferred tax assets	1,919,000	2,137,000

Total current assets	44,561,000	46,242,000
Property and equipment, at cost, net	3,864,000	2,969,000
Trademarks, net	51,152,000	51,152,000
Goodwill	17,955,000	18,030,000
Intangible assets	1,666,000	1,390,000
Deferred tax assets	1,428,000	—
Other assets, net	1,786,000	1,243,000

	$122,412,000	$121,026,000

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable and current installments of long-term debt	$3,951,000	$3,792,000
Trade accounts payable	12,916,000	11,220,000
Reserve for returns	1,255,000	1,245,000
Accrued sales commissions	434,000	623,000
Accrued payroll	1,908,000	2,657,000
Other accrued expenses	912,000	434,000
Income tax payable	732,000	3,468,000

Total current liabilities	22,108,000	23,439,000

Long-term debt, less current installments	35,077,000	26,495,000
Deferred tax liabilities	—	568,000
Commitments and contingencies
Stockholders’ equity:
Series A preferred stock at liquidation preference, $0.01 par value. Authorized 5,000,000 shares (1,375,000 designated as Series A); issued and outstanding 1,375,000 shares at December 31, 2002; no shares issued and outstanding at December 31, 2003	5,500,000	—
Common stock, $0.01 par value. Authorized 20,000,000 shares; issued 10,434,075 shares and outstanding 9,461,123 shares at December 31, 2002; issued 10,703,433 shares and outstanding 9,730,481 shares at December 31, 2003	95,000	97,000
Additional paid-in capital	26,210,000	27,115,000
Retained earnings	33,898,000	43,052,000
Accumulated other comprehensive income (loss)	(476,000)	260,000

Total stockholders’ equity	65,227,000	70,524,000

	$122,412,000	$121,026,000

See accompanying notes to consolidated financial statements.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Net sales	$91,461,000	$99,107,000	$121,055,000
Cost of sales	52,903,000	57,577,000	69,710,000

Gross profit	38,558,000	41,530,000	51,345,000
Selling, general, and administrative expenses	33,940,000	34,954,000	32,407,000
Litigation expense (income)	2,280,000	3,228,000	(500,000)

Income from operations	2,338,000	3,348,000	19,438,000

Other expense (income):
Interest expense (income), net	(308,000)	406,000	4,557,000
Other expense (income)	(165,000)	98,000	(3,000)

	(473,000)	504,000	4,554,000

Income before income taxes and cumulative effect of a change in accounting principle	2,811,000	2,844,000	14,884,000
Income taxes	1,185,000	1,224,000	5,730,000

Income before cumulative effect of a change in accounting principle	1,626,000	1,620,000	9,154,000
Cumulative effect of a change in accounting principle, net of income tax benefit of $843,000	—	(8,973,000)	—

Net income (loss)	1,626,000	(7,353,000)	9,154,000
Less preferred stock redemption premium	—	—	(438,000)

Income (loss) applicable to common stockholders	$1,626,000	$(7,353,000)	$8,716,000

Basic income (loss) per common share before cumulative effect of a change in accounting principle	$0.18	$0.17	$0.91
Cumulative effect of a change in accounting principle	—	(0.96)	—

Basic net income (loss) per common share	$0.18	$(0.79)	$0.91

Diluted income (loss) per common share before cumulative effect of a change in accounting principle	$0.17	$0.17	$0.77
Cumulative effect of a change in accounting principle	—	(0.92)	—

Diluted net income (loss) per common share	$0.17	$(0.75)	$0.77

Weighted average common shares:
Basic	9,247,000	9,328,000	9,610,000
Diluted	9,661,000	9,806,000	11,880,000

See accompanying notes to consolidated financial statements.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

Three Years Ended December 31, 2001, 2002 and 2003

								Note
							Accumulated	Receivable
	Preferred Stock		Common Stock		Additional		Other	from	Total
					Paid-in	Retained	Comprehensive	Stockholder/	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Former Officer	Equity	Income (Loss)

Balance at December 31, 2000	—	—	9,135,977	$91,000	$25,003,000	$39,625,000	—	$(624,000)	$64,095,000
Fair value of options issued under Teva license agreement (note 7)	—	—	—	—	152,000	—	—	—	152,000
Common stock issued under stock incentive plan	—	—	162,344	2,000	475,000	—	—	—	477,000
Common stock issued under the employee stock purchase plan	—	—	26,036	—	59,000	—	—	—	59,000
Net earnings	—	—	—	—	—	1,626,000	—	—	1,626,000	$1,626,000
Unrealized gains on hedging derivatives	—	—	—	—	—	—	123,000	—	123,000	123,000

Total comprehensive income										$1,749,000

Balance at December 31, 2001	—	—	9,324,357	93,000	25,689,000	41,251,000	123,000	(624,000)	66,532,000
Fair value of equity issued as consideration in the acquisition of Teva (note 12)	1,375,000	$5,500,000	100,000	1,000	554,000	—	—	—	6,055,000
Fair value of options issued under Teva license agreement (note 7)	—	—	—	—	111,000	—	—	—	111,000
Common stock issued under stock incentive plan	—	—	124,896	2,000	442,000	—	—	—	444,000
Common stock issued under the employee stock purchase plan	—	—	11,870	—	37,000	—	—	—	37,000
Net loss	—	—	—	—	—	(7,353,000)	—	—	(7,353,000)	$(7,353,000)
Write off of note receivable from stockholder/former officer	—	—	(100,000)	(1,000)	(623,000)	—	—	624,000	—
Foreign currency translation adjustment	—	—	—	—	—	—	130,000	—	130,000	130,000
Unrealized losses on hedging derivatives	—	—	—	—	—	—	(729,000)	—	(729,000)	(729,000)

Total comprehensive loss										$(7,952,000)

Balance at December 31, 2002	1,375,000	5,500,000	9,461,123	95,000	26,210,000	33,898,000	(476,000)	—	65,227,000
Repurchase preferred stock (note 6)	(1,375,000)	(5,500,000)	—	—	(438,000)	—	—	—	(5,938,000)
Common stock issued under stock incentive plan	—	—	262,577	2,000	874,000	—	—	—	876,000
Tax benefit attributable to stock options	—	—	—	—	445,000	—	—	—	445,000
Common stock issued under the employee stock purchase plan	—	—	6,781	—	24,000	—	—	—	24,000
Net income	—	—	—	—	—	9,154,000	—	—	9,154,000	$9,154,000
Foreign currency translation adjustment and reversal of unrealized hedging losses	—	—	—	—	—	—	736,000	—	736,000	736,000

Total comprehensive income										$9,890,000

Balance at December 31, 2003	—	$—	9,730,481	$97,000	$27,115,000	$43,052,000	$260,000	—	$70,524,000

See accompanying notes to consolidated financial statements.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Cash flows from operating activities:
Net income (loss)	$1,626,000	$(7,353,000)	$9,154,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	8,973,000	—
Depreciation and amortization of property and equipment	1,492,000	1,535,000	1,463,000
Amortization of intangible assets	2,085,000	1,049,000	276,000
Provision for doubtful accounts	1,658,000	1,785,000	504,000
Write-offs of inventory	1,361,000	1,099,000	1,329,000
Gain on sale of Heirlooms	(185,000)	—	—
Loss on disposal of assets	10,000	23,000	3,000
Loss on write-down of assets	—	—	59,000
Deferred tax provision	(444,000)	656,000	1,752,000
Stock compensation	227,000	192,000	119,000
Tax benefit attributable to stock options	—	—	445,000
Changes in assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	784,000	(2,224,000)	1,602,000
Inventories	(3,373,000)	650,000	(2,266,000)
Prepaid expenses and other current assets	(594,000)	943,000	89,000
Refundable income taxes	(961,000)	995,000	—
Other assets	275,000	286,000	543,000
Increase (decrease) in:
Trade accounts payable	5,951,000	(844,000)	(1,696,000)
Accrued expenses	788,000	(506,000)	1,515,000
Income taxes payable	—	732,000	2,736,000

Net cash provided by operating activities	10,700,000	7,991,000	17,627,000

Cash flows from investing activities:
Cash paid for acquisition of Teva	—	(43,254,000)	(75,000)
Proceeds from sale of property and equipment	18,000	—	33,000
Purchase of property and equipment	(2,455,000)	(1,477,000)	(663,000)
Proceeds from the sale of Heirlooms	599,000	—	—
Cash paid for intangible assets	(1,566,000)	—	—

Net cash used in investing activities	(3,404,000)	(44,731,000)	(705,000)

Cash flows from financing activities:
Borrowings under line of credit	—	19,075,000	42,706,000
Repayments under line of credit	—	(14,300,000)	(47,481,000)
Proceeds from issuance of long-term debt	—	21,000,000	—
Repayments of long-term debt	(402,000)	(290,000)	(4,159,000)
Cash payments of loan fees	—	(1,343,000)	—
Cash paid for repurchase of preferred stock	—	—	(5,938,000)
Cash received from issuances of common stock	389,000	400,000	781,000

Net cash provided by (used in) financing activities	(13,000)	24,542,000	(14,091,000)

Effect of exchange rates on cash	349,000	(550,000)	(110,000)

Net increase (decrease) in cash and cash equivalents	7,632,000	(12,748,000)	2,721,000
Cash and cash equivalents at beginning of year	9,057,000	16,689,000	3,941,000

Cash and cash equivalents at end of year	$16,689,000	$3,941,000	$6,662,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$112,000	$264,000	$3,640,000
Income taxes	$3,308,000	$836,000	$1,607,000

Supplemental disclosure of noncash investing and financing activities:

   In 2002, the Company issued to the seller 1,375,000 shares of Series A preferred stock with a value of $5,500,000, 100,000 shares of common stock with a value of $368,000, options to purchase 100,000 shares of common stock with a value of $187,000 and $13,000,000 of long-term debt in connection with the acquisition of Teva.

See accompanying notes to consolidated financial statements.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2003

(1)	The Company and Summary of Significant Accounting Policies

     (a) The Company and Basis of Presentation

      The consolidated financial statements include the accounts of Deckers Outdoor Corporation and its wholly owned subsidiaries (collectively referred to as the “Company”). All intercompany balances and transactions have been eliminated in consolidation.

      The Company builds niche products into global lifestyle brands by designing and marketing innovative, functional and fashion-oriented footwear, developed for both high performance outdoor activities and everyday casual lifestyle use.

     (b) Inventories

      Inventories, principally finished goods, are stated at the lower of cost (first-in, first-out) or market (net realizable value). Market values are determined by historical experience with discounted sales, industry trends and the retail environment.

     (c) Revenue Recognition

      The Company recognizes revenue when products are shipped and the customer takes title and assumes risk of loss, collection of relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Allowances for estimated returns, discounts, and bad debts are provided for when related revenue is recorded. Amounts billed for shipping and handling costs are recorded as a component of net sales, totaling $1,116,000, $993,000, and $2,041,000 for the years ended December 31, 2001, 2002, and 2003, respectively. Related costs paid to third-party shipping companies are recorded as a cost of sales, totaling $983,000, $1,124,000, and $2,057,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

     (d) Goodwill and Other Intangibles Assets

      Intangible assets consist primarily of goodwill, trademarks, patents, and noncompete covenants arising from the application of purchase accounting. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Accordingly, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144”).

      In connection with the implementation of SFAS 142, a goodwill impairment charge of $8,973,000 (net of related income tax benefit of $843,000) was recorded for the year ended December 31, 2002.

     (e) Impairment of Long-Lived Assets

      SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. The

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

adoption of SFAS 144 did not have a significant impact on the Company’s consolidated financial statements.

      In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

      Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     (f) Depreciation and Amortization

      Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging from one to seven years. Leasehold improvements are amortized on the straight-line basis over their estimated economic useful lives or the lease term, whichever is shorter.

     (g) Fair Value of Financial Instruments

      The fair values of the Company’s cash equivalents, trade accounts receivable, prepaid expenses and other current assets, refundable income taxes, trade accounts payable, and accrued expenses approximate the carrying values due to the relatively short maturities of these instruments.

      The fair value of the Company’s revolving credit line approximates the carrying value due to variable interest rates associated with the credit line.

      The fair values of the Company’s other notes payable are estimated by discounting future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities by the Company’s bankers. The fair values of these notes approximate the carrying value.

      The fair value of the guarantee of officer’s debt is estimated based on the expected present value (see note 8).

     (h) Stock Compensation

      The Company accounts for stock-based compensation under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS 148. Under the provisions of SFAS 123, the Company has elected to continue to measure compensation cost for employees and nonemployee directors of the Company under the intrinsic value method of APB No. 25 and comply with the pro forma disclosure requirements under SFAS 123 and SFAS 148. The Company applies the fair value techniques of SFAS 123 and SFAS 148 to measure compensation cost for options/warrants granted to nonemployees.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following table illustrates the effects on net income (loss) if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	2001	2002	2003

Net income (loss), as reported	$1,626,000	$(7,353,000)	$9,154,000
Add stock-based employee compensation expense included in reported net income, net of tax	132,000	109,000	73,000
Deduct total stock-based employee compensation expense under fair value-based method for all awards, net of tax	(598,000)	(494,000)	(596,000)

Pro forma net income (loss)	$1,160,000	$(7,738,000)	$8,631,000

Pro forma net income (loss) per share:
Basic	$0.13	$(0.83)	$0.85

Diluted	$0.12	$(0.79)	$0.74

(i)	Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, net sales, and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the U.S. Significant areas requiring the use of management estimates relate to inventory reserves, allowances for bad debts, returns and discounts, impairment assessments and charges, deferred taxes, depreciation and amortization, litigation reserves, fair value of financial instruments, fair value of acquired intangibles, assets and liabilities, and hedging activities. Actual results could differ from these estimates.

     (j) Research and Development Costs

      Research and development costs are charged to expense as incurred. Such costs amounted to $1,034,000, $1,092,000, and $1,099,000 in 2001, 2002, and 2003, respectively.

     (k) Advertising, Marketing, and Promotion Costs

      Advertising production costs are expensed the first time the advertisement is run. All other costs of advertising, marketing and promotion are expensed as incurred. These expenses charged to operations for the years ended 2001, 2002, and 2003 were $6,087,000, $7,456,000, and $6,594,000, respectively. Included in prepaid and other current assets at December 31, 2002 and 2003 were $403,000 and $221,000, respectively, related to prepaid advertising and promotion expenses for programs to take place after December 31, 2002 and 2003, respectively.

     (l) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     (m) Income (Loss) per Share

      Basic income (loss) per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Antidilutive securities are excluded from diluted EPS.

      The reconciliations of basic to diluted weighted average shares are as follows:

	2001	2002	2003

Income (loss) used for basic and diluted income (loss) per share:
Income before cumulative effect of a change in accounting principle	$1,626,000	$1,620,000	$9,154,000
Cumulative effect of a change in accounting principle, net of income tax benefit	—	(8,973,000)	—

Net income (loss)-diluted	1,626,000	(7,353,000)	9,154,000
Less redemption premium on preferred stock	—	—	(438,000)

Net income (loss) available for common stockholders-basic	$1,626,000	$(7,353,000)	$8,716,000

Weighted average shares used in basic computation	9,247,000	9,328,000	9,610,000
Dilutive effect of stock options	414,000	327,000	882,000
Dilutive effect of convertible preferred stock	—	151,000	1,388,000

Weighted average shares used for diluted computation	9,661,000	9,806,000	11,880,000

      The dilutive effect of convertible preferred stock above relates to preferred stock that was outstanding between November 25, 2002 and December 3, 2003. The Company repurchased all the outstanding preferred stock on December 3, 2003.

      Options to purchase 282,000, 286,000 and 217,000 shares of common stock at prices ranging from $5.25 to $9.88, $4.80 to $9.88 and $9.88 to $19.00, were outstanding during 2001, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares during the respective periods, and therefore their inclusion would be antidilutive.

(n)	Foreign Currency Translation

      The Company considers the U.S. dollar as the functional currency. Assets and liabilities of the foreign operations denominated in local currencies are translated at the rate of exchange at the balance

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

sheet date. Net sales and expenses are translated at the weighted average rate of exchange during the period.

(o)	Hedging Activities

      The Company may enter into foreign currency forward contracts in the ordinary course of business to mitigate the risk associated with foreign exchange rate fluctuations related to sales of goods in Eurodollars. Derivative financial instruments are not used for speculative purposes. At December 31, 2003, the Company had no foreign currency forward contracts.

      In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, these foreign currency cash flow hedges are recorded at fair value in the accompanying balance sheet with unrealized gains and losses on outstanding foreign currency forward contracts recorded in the financial statements as a component of other comprehensive income, net of deferred taxes, to the extent they are effective hedges. When the transaction occurs, the effective portion of the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income to the same statement of operations line item affected by the hedged forecasted transaction due to foreign currency fluctuations. Any terminated derivatives or ineffective portion of gains and losses resulting from changes in the fair value of the derivatives is recognized in current earnings. The ineffective portion of these gains and losses, which results primarily from the time value component of gains and losses on forward contracts, was immaterial for all periods presented.

(p) Comprehensive Income (Loss)

      Comprehensive income is the total of net earnings (loss) and all other nonowner changes in equity. Except for net income (loss), foreign currency translation adjustments, and unrealized gains and losses as a result of hedging activities, the Company does not have any transactions and other economic events that qualify as comprehensive income as defined under SFAS No. 130.

(q) Business Segment Reporting

      Management of the Company has determined its reportable segments are strategic business units. The four reportable segments are the Teva, UGG and Simple wholesale divisions and the Company’s Internet and catalog retailing business. Information related to these segments is summarized in note 10.

(r) Reclassifications

      Certain reclassifications have been made to the 2001 and 2002 balances to conform to the 2003 presentation.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(s) New Accounting Standards

      In June 2001, Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company’s consolidated financial position or results from operations.

      Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results from operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company’s consolidated financial position or results from operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial position or results from operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

the Company’s consolidated financial position or results from operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and are included in the notes to these consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation did not have a material effect on the Company’s consolidated financial position or results of operation. In December 2003, the FASB revised FIN No. 46 to exempt certain entities from its requirements and to clarify certain issues arising during the implementation of FIN No. 46. The adoption of this revised interpretation in the first quarter of 2004 is not expected to have any impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that companies classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this Statement are generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position or results of operation.

(2)	Retirement Plan

      Effective August 1, 1992, the Company established a 401(k) defined contribution plan. Substantially all employees are eligible to participate in the plan through tax-deferred contributions. The Company matches 50% of an employee’s contribution up to $1,200 per year. Matching contributions totaled $67,000, $90,000 and $67,000 during 2001, 2002 and 2003, respectively. In addition, the Company may also make discretionary profit sharing contributions to the plan. The Company did not make profit sharing contributions for the years ended December 31, 2001, 2002 or 2003.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(3)	Property and Equipment

      Property and equipment is summarized as follows:

	2002	2003

Machinery and equipment	$7,609,000	$5,602,000
Furniture and fixtures	1,031,000	663,000
Leasehold improvements	1,087,000	724,000

	9,727,000	6,989,000
Less accumulated depreciation and amortization	5,863,000	4,020,000

Net property and equipment	$3,864,000	$2,969,000

      During 2003, the Company wrote-off certain fully depreciated assets with an original cost of $3,402,000.

(4)	Notes Payable and Long-Term Debt

      Notes payable and long-term debt consists of the following:

	2002	2003

Revolving line of credit with Comerica Bank (described below)	$4,775,000	$—
Term loan with Comerica Bank, secured by all assets of the Company, interest (4.37% at December 31, 2003) at Bank’s base rate or LIBOR plus a margin, as defined, principal payment of $1,750,000 due on May 31, 2004 with equal monthly payments of $292,000 beginning June 30, 2004, with final payment due on November 25, 2005	7,000,000	7,000,000
Secured subordinated note, payable in quarterly principal installments of $1,500,000 beginning November 2007, interest at a rate of 16.75%, of which 12.00% is payable monthly and 4.75% is payable at maturity, compounded monthly, due November 2008. A prepayment penalty ranging from 4.00% to 5.00% is incurred for any portion repaid prior to November 2004	14,068,000	10,000,000
Unsecured junior subordinated 9.00% note payable to the seller of Teva, interest payable in annual installments at a rate of 7.00% through November 2008. Principal and additional interest of 2.00% are due in November 2008, compounded annually	13,026,000	13,287,000
Unsecured note payable in quarterly installments of $49,200, including interest at a rate of 7.93%, due December 2003	159,000	—

	39,028,000	30,287,000
Less current installments	3,951,000	3,792,000

	$35,077,000	$26,495,000

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The aggregate maturities of long-term debt as of December 31, 2003 are as follows:

2004	$3,792,000
2005	3,208,000
2006	—
2007	1,500,000
2008	21,787,000

Total	$30,287,000

      We amended the Facility with Comerica Bank-California (the “Bank”) in November 2003. As amended, the Facility expires June 1, 2005 and provides for a maximum availability of $20,000,000 subject to a borrowing base. In general, the borrowing base is equal to 75% of eligible accounts receivable, as defined, and 50% of eligible inventory, as defined. The accounts receivable advance rate can increase or decrease depending on our accounts receivable dilution, which is calculated periodically. Up to $10,000,000 of borrowings may be in the form of letters of credit. The Facility bears interest at the Bank’s prime rate (4.00% at December 31, 2003) or at our option, at LIBOR plus 1.00% to 2.50%, depending on our ratio of liabilities to earnings before interest, taxes, depreciation and amortization (“EBITDA”), and is secured by substantially all assets. The Facility included an upfront fee of $230,000 and includes subsequent annual commitment fees of $100,000. At December 31, 2003, the Company had no outstanding borrowings under the Facility, no foreign currency reserves for outstanding forward contracts and no outstanding letters of credit. We had credit availability under the Facility of $19,283,000 at December 31, 2003.

      The agreements underlying the Facility, the Term Loan, and the Subordinated Note contain several financial covenants including a quick ratio requirement, profitability requirements and cash flow coverage requirements, among others. The Company was in compliance with all covenants at December 31, 2003.

      The unsecured junior subordinated note payable to the seller of Teva is payable to a current stockholder of the Company, Mark Thatcher. This note provides the holder with the right to designate one member of the Board of Directors.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(5)	Income Taxes

      Components of income taxes are as follows:

	Federal	State	Total

2001:
Current	$1,392,000	$394,000	$1,786,000
Deferred	(465,000)	(136,000)	(601,000)

	$927,000	$258,000	$1,185,000

2002:
Current	$575,000	$(7,000)	$568,000
Deferred	493,000	163,000	656,000

	$1,068,000	$156,000	$1,224,000

2003:
Current	$3,495,000	$483,000	$3,978,000
Deferred	1,334,000	418,000	1,752,000

	$4,829,000	$901,000	$5,730,000

      Foreign income tax expenses (primarily current) were $289,000, $522,000 and $1,452,000 during the years ended December 31, 2001, 2002 and 2003, respectively, and are included in federal current tax expenses above.

      Actual income taxes differed from that obtained by applying the statutory federal income tax rate to earnings before income taxes as follows:

	2001	2002	2003

Computed “expected” income taxes	$956,000	$967,000	$5,060,000
State income taxes, net of federal income tax benefit	164,000	166,000	623,000
Other	65,000	91,000	47,000

	$1,185,000	$1,224,000	$5,730,000

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003 are presented below:

	2002	2003

Deferred tax assets, current:
Uniform capitalization adjustment to inventory	$448,000	$483,000
Bad debt and other reserves	1,580,000	1,576,000
State taxes	(171,000)	78,000
Other	62,000	—

Total deferred tax assets, current	1,919,000	2,137,000

Deferred tax assets, noncurrent:
Amortization of intangible assets	956,000	—
Depreciation of property and equipment	472,000	—

Total deferred tax assets, noncurrent	1,428,000	—

Deferred tax liabilities, noncurrent:
Amortization of intangible assets	—	(224,000)
Depreciation of property and equipment	—	(344,000)

Total deferred tax liabilities, noncurrent	—	(568,000)

Net deferred tax assets	$3,347,000	$1,569,000

      Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

      Under certain circumstances, the Company is required to collect sales taxes for sales from the Internet/catalog business and remit this to the respective states. The Company has implemented strategies to eliminate the need to collect sales taxes from customers, and therefore remit sales taxes to the respective states, effective April 2004. The liability for unremitted sales taxes is not considered material to the consolidated financial statements and has been accrued for in the period in which the amount becomes estimable.

(6)	Stockholders’ Equity

      The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.01, of which 1,375,000 shares are designated as Series A Preferred Stock. The 1,375,000 shares of Series A Preferred Stock were issued to Mark Thatcher in connection with the acquisition of Teva (note 12). In December 2003, the Company redeemed all of the outstanding Preferred Stock. In connection with the redemption, the Company paid Mr. Thatcher a premium of approximately $438,000, which was recorded as a reduction of additional paid-in capital. The premium reduced income (loss) applicable to common stockholders and, therefore is reflected in the income (loss) per share calculations.

      In February 2001, the Company amended the 1993 Stock Incentive Plan (the “1993 Plan”). Under the terms of the amended 1993 Plan, 3,000,000 shares of common stock are reserved for issuance to

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

officers, directors, employees, and consultants of the Company. Awards to 1993 Plan participants are not restricted to any specified form and may include stock options, securities convertible into or redeemable for stock, stock appreciation rights, stock purchase warrants, or other rights to acquire stock. Under the 1993 Plan, 162,344, 124,896 and 262,577 shares of common stock were issued to employees in 2001, 2002, and 2003, respectively. In 1997, 100,000 shares of common stock were issued under the 1993 plan to a former officer of the Company, which was financed through the issuance of a note receivable of $624,000 to such officer (bearing interest at 6.39%, secured by the underlying Company stock, with principal and interest due April 18, 2002). The former officer returned the Company’s common stock and the note receivable was reversed in 2002.

      Common stock option activity under the 1993 Plan for the years ended December 31, 2001, 2002 and 2003 is as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at December 31, 2000	1,278,900	$3.66
Granted	584,800	3.90
Exercised	(147,500)	2.24
Canceled	(135,400)	4.61

Outstanding at December 31, 2001	1,580,800	3.80
Granted	624,400	4.13
Exercised	(107,900)	2.32
Canceled	(165,300)	3.26

Outstanding at December 31, 2002	1,932,000	4.04
Granted	206,000	18.75
Exercised	(238,100)	3.19
Canceled	(125,400)	7.51

Outstanding at December 31, 2003	1,774,500	5.62

Options exercisable at December 31, 2001	854,000	4.17
Options exercisable at December 31, 2002	1,245,900	4.07
Options exercisable at December 31, 2003	1,168,800	4.36

      The per share weighted average fair value of stock options granted during 2001, 2002, and 2003 was $2.13, $2.25, and $10.83, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: 2001 — expected dividend yield of 0%, stock volatility of 49.56%, risk-free interest rate of 3.30%, and an expected life of seven years; 2002 — expected dividend yield of 0%, stock volatility of 48.46%, risk-free interest rate of 3.70%, and an expected life of seven years; 2003 — expected dividend yield of 0%, stock volatility of 51.70%, risk-free interest rate of 3.70%, and an expected life of seven years.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2003.

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
Range of	Outstanding	Remaining	Exercise	Exercisable at	Exercise
Exercise Price	December 31, 2003	Contractual Life	Price	December 31, 2003	Price

$1.56 to $3.19	391,000	5.13 years	$2.24	391,000	$2.24
$3.50 to $3.76	401,500	7.93 years	3.61	269,200	3.60
$4.03 to $4.80	585,000	8.12 years	4.23	273,200	4.21
$5.25 to $9.88	195,000	4.37 years	6.83	195,000	6.83
$19.00	202,000	9.92 years	19.00	40,400	19.00

	1,774,500	7.21 years	5.62	1,168,800	4.36

      In August 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the “1995 Plan”). The 1995 Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code. Under the terms of the 1995 Plan, as amended, 300,000 shares of common stock are reserved for issuance to employees who have been employed by the Company for at least six months. The 1995 Plan provides for employees to purchase the Company’s common stock at a discount below market value, as defined by the 1995 Plan. Under the 1995 Plan, 26,036, 11,870 and 6,781 shares were issued in 2001, 2002, and 2003, respectively. Consistent with the application of APB Opinion No. 25, no compensation has been recorded for stock purchases.

      The Company adopted a stockholder rights plan in 1998 to protect stockholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all stockholders. As part of the plan, the board of directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company. The dividend was payable to stockholders of record on December 1, 1998 (the “Record Date”). In addition, one Right shall be issued with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date, and the Final Expiration Date (as such terms are defined in the Rights Agreement) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion, or exchange of other securities of the Company, which options or securities were outstanding prior to the Distribution Date, in each case upon the issuance of the Company’s common stock in connection with any of the foregoing. Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a price of $50.00, subject to adjustment.

      The rights have no voting power and expire on November 11, 2008. The rights may be redeemed by the Company for $0.01 per right until the right becomes exercisable.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(7)	Licensing Agreement

      As discussed in note 12, on November 25, 2002, the Company acquired the worldwide Teva patents, trademarks and other assets. Prior to the acquisition, the Company had been selling its Teva line of sport sandals and other footwear since 1985, pursuant to various license arrangements with Mark Thatcher, the inventor of the Teva sports sandal and previous holder of the Teva patents and trademarks.

      In 1999, the Company signed a new license agreement (the “License Agreement”) for Teva, which was effective January 1, 2000. Under the License Agreement, the Company received the exclusive worldwide rights for the manufacture and distribution of Teva footwear through 2004. In connection with the License Agreement, the Company paid the licensor a licensing fee of $1,000,000 and issued the licensor 428,743 shares of its previously unissued common stock with a fair value of $1,608,000. The Company recorded the license as an intangible asset for the value of the cash and common stock issued pursuant to the License Agreement. The shares are subject to various contractual and other holding period requirements. In addition, the Company agreed to grant the licensor not less than 50,000 stock options on the Company’s common stock annually, with an exercise price at the market value on the date of grant. The fair value of options granted under the License Agreement aggregated $152,000 and $111,000 in 2001 and 2002, respectively.

      In connection with the 1999 Teva license renewal, the Company received an option to buy Teva from Mr. Thatcher, which was subsequently renegotiated in 2001. On November 25, 2002, the Company completed the acquisition of Teva.

      The License Agreement provided for royalties using a sliding scale ranging from 5.0% to 6.5% of annual sales, depending upon sales levels, and included minimum annual royalties ranging from $4,400,000 in 2002 to $7,600,000 in 2011. The agreement also required minimum advertising and promotional expenditures of 5.0% of annual sales for domestic sales and 6.5% for international sales. In addition to the minimum advertising and promotional costs, the Company and the licensor had agreed to each contribute annually 0.5% of annual sales toward the promotion of the Teva brand and trademark, with or without particular reference to individual styles.

      Royalty expense related to Teva sales is included in selling, general, and administrative expenses in the accompanying consolidated financial statements and was $4,194,000 and $3,739,000 during the years ended December 31, 2001 and 2002, respectively.

      Subsequent to acquiring Teva on November 25, 2002, the Company ceased granting stock options and paying royalties on Teva footwear sales and owns all Teva rights and assets worldwide.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(8)	Commitments and Contingencies

      The Company leases office facilities under operating lease agreements, which expire through December 2007:

      Future minimum commitments under the lease agreements are as follows:

Year ending December 31:
2004	$1,176,000
2005	1,156,000
2006	1,094,000
2007	378,000

$3,804,000

      Total rent expense for the years ended December 31, 2001, 2002, and 2003 was approximately $1,074,000, $1,188,000, and $1,271,000, respectively.

      In February 2002, the Company agreed to guarantee up to $1,000,000 of a bank loan of an officer of the Company, which matures June 1, 2004. The guarantee is through the maturity date of the officer’s loan and the Company would have to pay under the guarantee should the officer default on the loan. As of December 31, 2003, approximately $1,000,000 was outstanding under the officer’s loan from the bank. The fair value of the guarantee was immaterial at December 31, 2003.

      An action was brought against the Company in 1995 by Molly Strong-Butts and Yeti by Molly, Ltd. (collectively, Molly) which alleged, among other things, that the Company violated a certain nondisclosure agreement and obtained purported trade secrets regarding a line of winter footwear which Deckers stopped producing in 1994. A jury verdict was obtained against the Company in district court in March 1999 aggregating $1,785,000 for the two plaintiffs. In August 2001 the U.S. Court of Appeals for the Ninth Circuit affirmed the district court’s decision for a judgment against the Company, resulting in a settlement of approximately $2,000,000, including interest, which the Company paid in November 2001. In addition, the court of appeals reversed the district court’s refusal to consider an award of exemplary damages or attorney fees and remanded to the district court for further proceedings. On September 30, 2002, a federal judge ruled that the Company must pay an additional $4,290,000 to Molly, including $2,450,000 of exemplary damages and $1,840,000 to cover the plaintiff’s attorney fees. Deckers and Molly agreed to settle without going to appeal for the total sum of $4,000,000. This was paid prior to December 31, 2002. The Company recorded these litigation costs in the accompanying consolidated statement of operations in 2001 and 2002, respectively.

      The Company was a party to litigation in the Netherlands with a former European distributor (the “Distributor”), alleging breach of contract related to the Company’s termination of the previous distributor arrangement. During May 2003, the Company settled this matter out of court, paying the distributor $200,000 as full and final settlement. The settlement amount approximated the previously recorded accrual for this matter and, as a result, did not have a significant impact on the results of operations for the period.

      In 1997, the European Commission enacted anti-dumping duties of 49.2% on certain types of footwear imported into Europe from China and Indonesia. Dutch Customs had issued an opinion to the

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Company that certain popular Teva styles were covered by this anti-dumping duty legislation. Based on this opinion, Dutch Customs sought anti-dumping duties of approximately $500,000 from the Company, which the Company had appealed. In March 2003, an appeals court ruled that the duties were not levied by the appropriate governing body and ordered The Ministry of Economic Affairs (the “Ministry”) to determine the portion of the duties that was improperly levied and to nullify that portion. In May 2003, the Ministry completed its analysis and nullified the entire claim. As a result of this favorable final ruling, the Company reversed the previously established $500,000 accrual during June 2003, which is reflected as a reduction of selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2003. The Company had recorded a $400,000 expense related to the anti-dumping duties matter in 2000 and recorded the following amounts of expense (income) related to this matter during the years ended December 31, 2001, 2002, and 2003:

	2001	2002	2003

Expense (income) related to anti-dumping duties matter	$100,000	—	$(500,000)

      Overall, the litigation expense (income) in the accompanying consolidated statement of operations for the years ended December 31, 2001, 2002 and 2003 includes the following:

	2001	2002	2003

Molly litigation	$2,180,000	3,228,000	—
Anti-dumping duties matter	100,000	—	(500,000)

	$2,280,000	3,228,000	(500,000)

      The Company is currently involved in various other legal claims arising from the ordinary course of business. Management does not believe that the disposition of these matters will have a material effect on the Company’s financial position or results of operations.

(9)	Foreign Currency Forward Contracts

      The Company uses foreign currency forward contracts to hedge the foreign currency exposure associated with a portion of its forecasted transactions in foreign currency. These forward contracts are designated as foreign currency cash flow hedges and are recorded at fair value in the accompanying consolidated balance sheet. The effective portion of gains and losses resulting from recording forward contracts at fair value are deferred in accumulated other comprehensive income in the accompanying consolidated balance sheet until the underlying forecasted foreign currency transaction occurs. When the transaction occurs, the effective portion of the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income to the same statement of earnings line item affected by the hedged forecasted transaction due to foreign currency fluctuations.

      Because the amounts and the maturities of the derivatives approximate those of the forecasted transactions, changes in the fair value of the derivatives are expected to be highly effective in offsetting changes in the cash flows of the hedged items. Any terminated derivatives or ineffective portion of gains and losses resulting from changes in the fair value of the derivatives is recognized in current earnings. The ineffective portion of these gains and losses, which results primarily from the time value component of gains and losses on forward contracts, was immaterial for all periods presented.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(10)	Business Segments, Concentration of Business, and Credit Risk and Significant Customers

      The Company’s accounting policies of the segments below are the same as those described in the summary of significant accounting policies, except that the Company does not allocate interest, income taxes, or unusual items to segments. The Company evaluates performance based on net sales and profit or loss from operations. The Company’s reportable segments are strategic business units responsible for the worldwide operations of each of its brands. They are managed separately because each business requires different marketing, research and development, design, sourcing and sales strategies. The earnings from operations for each of the segments includes only those costs which are specifically related to each brand, which consist primarily of cost of sales, costs for research and development, design, marketing, sales, commissions, royalties, bad debts, depreciation, amortization and the costs of employees directly related to the brands. The unallocated corporate overhead costs are the shared costs of the organization and include, among others, the following costs: costs of the distribution center, information technology, human resources, accounting and finance, credit and collections, executive compensation, facilities costs and the 2001 and 2002 litigation costs. Business segment information is summarized as follows:

	2001	2002	2003

Net sales to external customers:
Teva wholesale	$61,221,000	$64,849,000	$72,783,000
UGG wholesale	19,185,000	23,491,000	34,561,000
Simple wholesale	10,853,000	10,159,000	7,210,000
Internet/catalog	—	608,000	6,501,000
Other	202,000	—	—

	$91,461,000	$99,107,000	$121,055,000

Income from operations:
Teva wholesale	$12,407,000	$12,011,000	$21,739,000
UGG wholesale	3,674,000	6,589,000	10,002,000
Simple wholesale	241,000	279,000	(1,176,000)
Internet/catalog	—	194,000	1,148,000
Other (primarily unallocated overhead)	(13,984,000)	(15,725,000)	(12,275,000)

	$2,338,000	$3,348,000	$19,438,000

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	2001	2002	2003

Depreciation and amortization:
Teva wholesale	$1,386,000	$1,217,000	$502,000
UGG wholesale	648,000	13,000	21,000
Simple wholesale	206,000	57,000	42,000
Internet/catalog	—	2,000	41,000
Other	1,000	—	—
Unallocated overhead	1,336,000	1,295,000	1,133,000

	$3,577,000	$2,584,000	$1,739,000

Capital expenditures:
Teva wholesale	$144,000	$142,000	$65,000
UGG wholesale	—	16,000	46,000
Simple wholesale	10,000	69,000	27,000
Internet/catalog	—	—	—
Unallocated overhead	2,301,000	1,250,000	525,000

	$2,455,000	$1,477,000	$663,000

Total assets from reportable segments:
Teva wholesale		$83,168,000	$85,491,000
UGG wholesale		20,904,000	18,033,000
Simple wholesale		5,708,000	4,231,000
Internet/catalog		1,176,000	440,000

		$110,956,000	$108,195,000

      The assets allocable to each reporting segment generally include accounts receivable, inventory, intangible assets and certain other assets which are specifically identifiable with one of the Company’s business segments. Unallocated corporate assets are the assets not specifically related to one of the segments and generally include the Company’s cash, refundable and deferred tax assets, and various other assets shared by the Company’s brands.

      Reconciliations of total assets from reportable segments to the consolidated financial statements are as follows:

	2002	2003

Total assets for reportable segments	$110,956,000	$108,195,000
Elimination of intersegment payables	29,000	34,000
Unallocated refundable income taxes and deferred tax assets	3,100,000	2,107,000
Other unallocated corporate assets	8,327,000	10,690,000

Consolidated total assets	$122,412,000	$121,026,000

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Company sells its footwear products principally to customers throughout the U.S. The Company also sells its footwear products to foreign customers located in Europe, Canada, Australia, and Asia, among other regions. International sales to unaffiliated customers were 23.1%, 21.0%, and 18.5% of net sales for the years ended December 31, 2001, 2002, and 2003, respectively. The Company does not consider international operations a separate segment. Such operations are not reviewed by the Chief Operating Decision Maker separately, but rather in the aggregate with the aforementioned segments. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. For the years ended December 31, 2001, 2002, and 2003, the Company had no single customer exceeding 10.0% of consolidated net sales. As of December 31, 2002, the Company had one customer representing 14.4% of net trade accounts receivable. As of December 31, 2003, the Company had one customer representing 13.8% of net trade accounts receivable.

      The Company’s production and sourcing is concentrated primarily in the Far East, with the vast majority being produced at four independent contractor factories in China. The Company’s operations are subject to the customary risks of doing business abroad, including, but not limited to, currency fluctuations, customs duties, and related fees, various import controls and other nontariff barriers, restrictions on the transfer of funds, labor unrest and strikes and, in certain parts of the world, political instability.

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(11)	Quarterly Summary of Information (Unaudited)

      Summarized unaudited quarterly financial data are as follows:

	2002

	March 31	June 30	September 30	December 31

Net sales	$33,259,000	$22,369,000	$17,727,000	$25,752,000
Gross profit	15,114,000	10,071,000	6,698,000	9,647,000
Income (loss) before cumulative effect of a change in accounting principle	2,162,000	642,000	(2,547,000)	1,363,000
Cumulative effect of a change in accounting principle, net of income tax benefit	(8,973,000)	—	—	—
Net income (loss)	(6,811,000)	642,000	(2,547,000)	1,363,000
Basic income (loss) per common share before cumulative effect of accounting change	$0.23	$0.07	$(0.27)	$0.15
Cumulative effect of accounting change	(0.96)	—	—	—

Basic net income (loss) per common share	$(0.73)	$0.07	$(0.27)	$0.15

Diluted income (loss) per common share before cumulative effect of accounting change	$0.22	$0.07	$(0.27)	$0.13
Cumulative effect of accounting change	(0.92)	—	—	—

Diluted net income (loss) per common share	$(0.70)	$0.07	$(0.27)	$0.13

	2003

	March 31	June 30	September 30	December 31

Net sales	$36,102,000	$24,342,000	$24,894,000	$35,717,000
Gross profit	16,240,000	11,832,000	9,502,000	13,771,000
Net income	4,203,000	2,006,000	481,000	2,464,000
Net income per share:
Basic	$0.44	$0.21	$0.05	$0.21
Diluted	$0.37	$0.17	$0.04	$0.19

(12)	Acquisition of Teva

      On November 25, 2002, the Company completed an acquisition of the worldwide Teva patents, trademarks, and other assets from Mark Thatcher, the Company’s former licensor and the holder of the Teva patents and trademarks and his wholly-owned corporation, Teva Sport Sandals, Inc., the owner of the Teva Internet and catalog business. As a result of the acquisition, the Company now owns all of the Teva worldwide assets including all patents, tradenames, trademarks and all other intellectual property,

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

as well as Teva’s existing catalog and internet retailing business, which includes the operations of Teva Sport Sandals, Inc. As a result of the acquisition, the Company will experience cost savings by not having to pay royalties and is able to control and build the Teva brand.

      The aggregate purchase price was approximately $62,300,000. The Company paid cash in the amount of $43,300,000, including transaction costs of $300,000, and issued junior subordinated notes of $13,000,000, preferred stock with a fair value of $5,500,000, 100,000 shares of common stock valued at approximately $300,000 and options to purchase 100,000 shares of common stock valued at approximately $200,000. The preferred stock was valued based on it’s redemption value, and stock options were valued based on the Black-Scholes valuation model.

      The results of the operations of Teva Sport Sandals, Inc. are included in the consolidated statement of operations from the acquisition date.

      The following table summarizes the fair value of the assets and liabilities assumed at the date of acquisition:

Net current assets	$357,000
Property and equipment	88,000
Trademarks	51,000,000
Intangible assets	1,580,000
Goodwill	11,174,000

Net assets acquired	$64,199,000	(1)

(1)	Includes $1,899,000 of amounts previously capitalized, primarily for payments to Mark Thatcher for contract extensions of the option to purchase the Teva patents and trademarks.

      Intangibles of $51,000,000 were assigned to registered trademarks that are not amortized for financial reporting purposes, but are expected to be amortized and fully deductible for income tax reporting purposes. The remaining $1,580,000 of acquired intangible assets consists primarily of patents and have a weighted average useful life of approximately seven years. The $11,174,000 of goodwill is expected to be fully deductible for income tax purposes but is not amortizable for financial reporting purposes. The entire goodwill balance was recorded to the Teva segment. Such allocations were based upon an independent appraisal of the assets acquired in accordance with SFAS No. 141, Business Combinations.

      The following table summarizes supplemental statement of income (loss) information for the years ended December 31, 2001 and 2002 on a pro forma basis as if the acquisition had occurred on

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

January 1, 2001, along with the actual results for the year ended December 31, 2003 for comparison purposes.

	2001	2002	2003

Pro forma net sales	$93,559,000	$101,267,000	$121,055,000
Pro forma net income before cumulative effect of a change in accounting principle	1,374,000	1,341,000	9,154,000
Cumulative effect of a change in accounting principle, net of tax benefit	—	(8,973,000)	—

Pro forma net income (loss)	$1,374,000	$(7,632,000)	$9,154,000

Basic income (loss) per share:
Pro forma net income before cumulative effect of a change in accounting principle	$0.15	$0.14	$0.91
Cumulative effect of a change in accounting principle	—	(0.95)	—

Pro forma net income (loss)	$0.15	$(0.81)	$0.91

Diluted income (loss) per share:
Pro forma net income before cumulative effect of a change in accounting principle	$0.12	$0.14	$0.77
Cumulative effect of a change in accounting principle	—	(0.91)	—

Pro forma net income (loss)	$0.12	$(0.77)	$0.77

(13)	Goodwill and Other Intangible Assets

      In July 2001, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings but instead be reviewed periodically for impairment, including an annual test performed on December 31. The Company implemented this accounting standard on January 1, 2002, resulting in a goodwill impairment charge of $8,973,000 (net of the related income tax benefit of $843,000) during the year ended December 31, 2002. This noncash impairment charge included a write-down of approximately $7,800,000 for UGG goodwill and approximately $1,200,000 on an after-tax basis for Simple goodwill. As a result of these write-downs, UGG has approximately $6,100,000 of goodwill remaining at December 31, 2002 and Simple has no remaining goodwill, which has been included in intangible assets in the accompanying consolidated balance sheets. The impairment charge has been recorded as a cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations for the year ended December 31, 2002.

      In addition, SFAS 142 provides that goodwill no longer be amortized, and as a result the Company recorded approximately $809,000 of goodwill amortization during the year ended December 31, 2001, whereas the Company had recorded no goodwill amortization during the years ended December 31,

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2002 and 2003. For comparative purposes, the following schedule reconciles reported net income (loss) to adjusted net income (loss) for the year ended December 31, 2001, adjusted to exclude goodwill amortization, along with comparative information for the years ended December 31, 2002 and 2003.

	2001	2002	2003

Reported net income before cumulative effect of a change in accounting principle	$1,626,000	$1,620,000	$9,154,000
Add back goodwill amortization, net of related $70,000 tax benefit in 2001	739,000	—	—

Adjusted net income before cumulative effect of a change in accounting principle	2,365,000	1,620,000	9,154,000
Cumulative effect of a change in accounting principle, net of tax benefit	—	(8,973,000)	—

Adjusted net income (loss)	$2,365,000	$(7,353,000)	$9,154,000

	2001	2002	2003

Basic income (loss) per share:
Reported net income before cumulative effect of a change in accounting principle	$0.18	$0.17	$0.91
Goodwill amortization, net of tax benefit	0.08	—	—

Adjusted net income before cumulative effect of a change in accounting principle	0.26	0.17	0.91
Cumulative effect of a change in accounting principle	—	(0.96)	—

Adjusted net income (loss)	$0.26	$(0.79)	$0.91

Diluted income (loss) per share:
Reported net income before cumulative effect of a change in accounting principle	$0.17	$0.17	$0.77
Goodwill amortization, net of tax benefit	0.08	—	—

Adjusted net income before cumulative effect of a change in accounting principle	0.25	0.17	0.77
Cumulative effect of a change in accounting principle	—	(0.92)	—

Adjusted net income (loss)	$0.25	$(0.75)	$0.77

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

     Summary of Intangible Assets

	As of December 31, 2003

		Weighted
	Gross	Average		Net
	Carrying	Amortization	Accumulated	Carrying
	Amount	Period	Amortization	Amount

Amortizable intangible assets	$1,858,000	9 years	$468,000	$1,390,000
Nonamortizable intangible assets:
Trademark	$51,152,000
Goodwill	18,030,000

	$69,182,000

      Aggregate amortization expense for amortizable intangible assets for the year ended December 31, 2003 was $276,000. Estimated amortization expense for the next five years is: $253,000 in 2004, $253,000 in 2005, $253,000 in 2006, $210,000 in 2007, and $71,000 in 2008.

      The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

	Teva	UGG	Total

Balance as of January 1, 2003	$11,854,000	6,101,000	17,955,000
Adjustment to purchase allocation	75,000	—	75,000

Balance as of December 31, 2003	$11,929,000	6,101,000	18,030,000

Schedule II

DECKERS OUTDOOR CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2001, 2002 and 2003

	Balance at			Balance at
	Beginning			End of
Description	of Year	Additions	Deductions	Year

Year ended December 31, 2001:
Allowance for doubtful accounts	$2,144,000	1,658,000	1,788,000	2,014,000
Reserve for sales discounts	708,000	946,000	848,000	806,000
Year ended December 31, 2002:
Allowance for doubtful accounts	$2,014,000	1,785,000	1,846,000	1,953,000
Reserve for sales discounts	806,000	713,000	837,000	682,000
Year ended December 31, 2003:
Allowance for doubtful accounts	$1,953,000	504,000	876,000	1,581,000
Reserve for sales discounts	682,000	741,000	878,000	545,000

See accompanying independent auditors’ report.

[A collage of Teva, UGG and Simple products in use]

3,500,000 Shares

Common Stock

PRICE $                     PER SHARE

RBC CAPITAL MARKETS	PIPER JAFFRAY

SG COWEN & CO.

                  D.A. DAVIDSON & CO.
                                           FIRST ALBANY CAPITAL
WEDBUSH MORGAN SECURITIES INC.

PROSPECTUS

                     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares of common stock being registered hereby, other than underwriting discounts. The registrant is paying all of these expenses in connection with the issuance and distribution of the shares.

SEC Registration Fee	$12,128
NASD Filing Fee	10,072
Nasdaq National Market Listing Fee	18,113
Accountants’ Fee and Expenses	100,000
Legal Fees and Expenses	250,000
Printing and Engraving Costs	150,000
Transfer Agent and Registrar Fees	10,000
Miscellaneous	49,687

Total	$600,000

Item 15.	Indemnification of Directors and Officers

      The Delaware General Corporation Law (the “DGCL”) permits corporations to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

      The registrant’s Amended and Restated Certificate of Incorporation (the “Certificate”) and Restated Bylaws (the “Bylaws”) provide that the registrant shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the DGCL. In addition, the registrant entered into Indemnification Agreements with its directors and executive officers in which the registrant agrees to indemnify such persons to the fullest extent now or hereafter permitted by the DGCL.

      The indemnification provided by the DGCL and the registrant’s Certificate and Bylaws is not exclusive of any other rights to indemnification to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the number of circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

      The registrant has obtained a liability policy for its directors and officers as permitted by the DGCL which extends to, among other things, liability arising under the Securities Act of 1933, as amended.

      The Underwriting Agreement for this offering provides that the underwriters will indemnify the officers and directors of the registrant in specified circumstances.

Item 16.	Exhibits

Exhibit No.

1		—	Form of Underwriting Agreement
**2		—	Asset Purchase Agreement dated as of October 9, 2002 by and between Deckers Outdoor Corporation and Mark Thatcher (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K/A dated February 7, 2003)
**4	.1	—	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the registrant’s Registration Statement on Form S-1, File No. 33-67248, filed with the Commission on September 23, 1993)
**4	.2	—	Rights Agreement dated as of November 12, 1998 (incorporated by reference to Exhibit 10.39 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)
*5		—	Legal opinion of Sheppard, Mullin, Richter & Hampton LLP
*23	.1	—	Consent of Sheppard, Mullin, Richter & Hampton LLP (to be included in legal opinion to be filed as Exhibit 5)
23.2		—	Independent Auditor’s Consent
**24		—	Power of Attorney
99.1		—	Guaranty of Indebtedness of Douglas B. Otto, dated March 26, 2002
99.2		—	Reaffirmation of Guaranty of Indebtedness of Douglas B. Otto, dated July 26, 2002

*	To be filed by amendment.

**	Previously filed.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liabilities under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1)

or (4), or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on the 26th day of April, 2004.

DECKERS OUTDOOR CORPORATION

By:	/s/ DOUGLAS B. OTTO

Douglas B. Otto,
Chairman, Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ DOUGLAS B. OTTO Douglas B. Otto	Chairman of the Board, Chief Executive Officer and President	April 26, 2004

/s/ M. SCOTT ASH M. Scott Ash	Chief Financial and Accounting Officer and Assistant Secretary	April 26, 2004

/s/ GENE E. BURLESON* Gene E. Burleson	Director	April 26, 2004

/s/ REX A. LICKLIDER* Rex A. Licklider	Director	April 26, 2004

/s/ JOHN GIBBONS* John Gibbons	Director	April 26, 2004

/s/ DANIEL L. TERHEGGEN* Daniel L. Terheggen	Director	April 26, 2004

/s/ JOHN KALINICH* John Kalinich	Director	April 26, 2004

*By:/s/ DOUGLAS B. OTTO Douglas B. Otto Attorney-in-fact

EXHIBIT INDEX

Exhibit No.

1		—	Form of Underwriting Agreement
**2		—	Asset Purchase Agreement dated as of October 9, 2002 by and between Deckers Outdoor Corporation and Mark Thatcher (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K/A dated February 7, 2003)
**4	.1	—	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the registrant’s Registration Statement on Form S-1, File No. 33-67248, filed with the Commission on September 23, 1993)
**4	.2	—	Rights Agreement dated as of November 12, 1998 (incorporated by reference to Exhibit 10.39 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)
*5		—	Legal opinion of Sheppard, Mullin, Richter & Hampton LLP
*23	.1	—	Consent of Sheppard, Mullin, Richter & Hampton LLP (to be included in legal opinion to be filed as Exhibit 5)
23.2		—	Independent Auditor’s Consent
**24		—	Power of Attorney
99.1		—	Guaranty of Indebtedness of Douglas B. Otto, dated March 26, 2002
99.2		—	Reaffirmation of Guaranty of Indebtedness of Douglas B. Otto, dated July 26, 2002

 * To be filed by amendment.

**	Previously filed.